
05074786

As filed with the Securities and Exchange Commission on December 20, 2005

File No. 24-10116

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to Form 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

BAYHORSE PETROLEUM, LLC
(Exact Name of Issuer as Specified in Its Charter)

Utah
(State or Other Jurisdiction of Incorporation or Organization)



2558 E. Portsmouth Avenue
Salt Lake City, Utah 84121-5627
(801) 913-1640
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Issuer's Principal Executive Office)

Larry F. Manikowski
Vice President & CFO/COO/Secretary and Treasurer
2558 E. Portsmouth Avenue
Salt Lake City, Utah 84121-5627
(801) 913-1640
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Gregory E. Lindley, Esq.
Holland & Hart LLP
60 E. South Temple, Suite 2000
Salt Lake City, Utah 84111
(801) 595-7800

1381	**20-2615916**
(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I -- NOTIFICATION

Item 1. Significant Parties.

(a) The names and addresses for the managers of Bayhorse Petroleum, LLC (the "Company") are as follows:

Name	Business Address	Residential Address
Rodney L. Vaughn	2558 E. Portsmouth Ave. Salt Lake City, Utah 84121-5627	513 South 300 East Apt. B Brigham City, Utah 84302
Larry F. Manikowski	2558 E. Portsmouth Ave. Salt Lake City, Utah 84121-5627	2558 E. Portsmouth Ave. Salt Lake City, Utah 84121-5627

(b) The names and addresses for the officers of the Company are as follows:

Name	Business Address	Residential Address
Rodney L. Vaughn	2558 E. Portsmouth Ave. Salt Lake City, Utah 84121-5627	513 South 300 East Apt. B Brigham City, Utah 84302
Larry F. Manikowski	2558 E. Portsmouth Ave. Salt Lake City, Utah 84121-5627	2558 E. Portsmouth Ave. Salt Lake City, Utah 84121-5627

(c) The Company has no general partners.

(d) The names and addresses for the record owners of 5% or more of any class of the Company's equity securities are as follows:

LLC Membership Interests:

Vaughn Holdings, LLC
513 South 300 East, Apt. B
Brigham City, Utah 84302

Manikowski Holdings, LLC
2558 E. Portsmouth Avenue
Salt Lake City, Utah 84121-5627

Jeffrey W. Vaughn
9748 S. Bluffside Drive
Sandy, Utah 84092

(e) The names and addresses for the beneficial owners of 5% or more of the Company's Interests are as follows:

LLC Membership Interests:

Rodney L. Vaughn
513 South 300 East, Apt. B
Brigham City, Utah 84302

Larry F. Manikowski and Paula R. Manikowski, Trustees or Successor Trustees of the Manikowski Family Trust
2558 E. Portsmouth Avenue
Salt Lake City, Utah 84121-5627

Jeffrey W. Vaughn
9748 S. Bluffside Drive
Sandy, Utah 84092

(f) The names and addresses of the founders of the Company are:

Rodney L. Vaughn
513 South 300 East, Apt. B
Brigham City, Utah 84302

Larry F. Manikowski
2558 E. Portsmouth Avenue
Salt Lake City, Utah 84121-5627

(g) The affiliates of the Company are the Managers (see Item 1(a)) and Officers (see Item 1(b)), and may include the other members identified in Item 1(d) and Item 1(e) above. Bayhorse Holdings, LLC, a Utah LLC ("Bayhorse Holdings"), is managed by the Managers of the Company, and as such is an affiliate of the Company.

(h) The name and address of counsel to the issuer with respect to the proposed offering is as follows:

Gregory E. Lindley, Esq.
Holland & Hart, LLP
60 E. South Temple, Suite 2000
Salt Lake City, Utah 84111

(h) The Company is not engaging an underwriter with respect to the offering.

(i) N/A (Underwriter's directors).

(j) N/A (Underwriter's officers).

(k) N/A (Underwriter's general partners).

(l) N/A (Underwriter's counsel).

Item 2. Application of Rule 262.

None of the persons identified in Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

Item 3. Affiliate Sales.

None.

Item 4. Jurisdictions in Which Securities Are to be Offered.

The Company will not offer any securities through any underwriters, dealers or salespersons. Securities will be offered to investors by the managers and officers of the Company in the States of Utah, California, Florida, Iowa, Colorado, Indiana, Michigan, Nebraska, Illinois, Nevada, Hawaii, Arizona, Idaho, Missouri, New Jersey, North Dakota, Ohio, Texas, Oklahoma and Wisconsin via telephone, in-person meetings and through the U.S. Mail.

Item 5. Unregistered Securities Issued or Sold Within One Year.

(a) Securities of the issuer were issued to the members of the limited liability companies and the individuals listed in Item 1(d) above. The securities were issued for services rendered or to be rendered to the issuer. Mr. Vaughn has spent the last 6-7 years generating the prospects described in the Offering Statement. Mr. Manikowski has spent the last 2-3 years planning this offering and conducting detailed analysis of cost data and structure to determine funding requirements. Mr. Vaughn and Mr. Manikowski believe that the prospects have significant value and could be sold to third party operators for more than the value of the interests they are acquiring in the Issuer but have not solicited indications of interest from any third party operators. The securities were issued under an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), to the founders of the issuer.

(b) No securities of the issuer have been sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer. Mr. Vaughn and Mr. Manikowski have made inter vivos or gift transfers of some of their interests in Vaughn Holdings, LLC and Manikowski Holdings, LLC to family members or friends for estate planning purposes. Inter vivos gifts are gifts between living persons that take effect now as opposed to testamentary gifts that take effect upon the death of the donor. Neither Mr. Vaughn nor Mr. Manikowski received any payment for these transfers and they were all done with donative intent.

The gifts were made to the following persons:

Manikowski Holdings, LLC

Name	Relationship	Amount
Dayna Belov	Daughter	$ 150,000
Kimberly Vaughn	Daughter	150,000
Justin Manikowski	Son	150,000
Brandon Manikowski	Son	150,000
Jackie Rastrelli	Sister	40,000
Tom Manikowski	Brother	40,000
Patti Sheller	Sister	40,000
Sharon McCray	Sister-in-law	40,000
Larry McCray	Brother-in-law	40,000
Florence McCray	Mother-in-law	45,000
David Burland	Friend	20,000
Peter Rastrelli	Nephew	10,000
Ami Gaarde	Niece	10,000
Tony Rastrelli	Nephew	10,000
Paul Rastrelli	Nephew	10,000
Michael Rastrelli	Nephew	10,000
Jennifer Manikowski	Niece	10,000
Chelsea Manikowski	Niece	10,000
Jackie Sheller	Niece	10,000
Jonathan Sheller	Nephew	10,000
Joshua Sheller	Nephew	10,000
Charlie McCray	Nephew	10,000
Total Gifted		$ 975,000
Interest units retained		900,000
Total Manikowski Holdings Interests		$1,875,000

Vaughn Holdings, LLC

Name	Relationship	Amount
Kristina Nudd	Daughter	$ 180,000
Ashley Rosser	Daughter	180,000
David Jett	Friend	10,000
Total Gifted		$ 370,000

Interest units retained	1,880,000
Total Vaughn Holdings Interests	$2,250,000
Jeffrey Vaughn Interests	375,000
Total Founders Interests	**$4,500,000**

(c) The Company issued bridge notes to 10 individuals on December 12, 2005 for a total of $100,000. The bridge notes bear interest at a rate of 18% per annum and are due and payable on June 12, 2006. The bridge notes were issued to provide funds for an audit, state filing fees, copying and postage expenses, and other miscellaneous costs. The bridge notes were issued pursuant to Section 4(2) of the Securities Act.

(d) Bayhorse Holdings is offering Membership Interests in Bayhorse Holdings, not to exceed $2,000,000 (the "Bayhorse Holdings Membership Interests"), to investors in exchange for ownership in Bayhorse Holdings. The offering will be made pursuant to Regulation A. Bayhorse Holdings has filed a Regulation A Offering Statement.

Item 6. Other Present or Proposed Offering.

There are no other present or proposed offerings.

Item 7. Marketing Arrangements.

None.

Item 8. Relationship With Issuer of Experts Named in Offering Statement.

None.

Item 9. Use of a Solicitation of Interest Document.

No written document or broadcast script authorized by Rule 254 was used prior to the filing of this notification.

PART II -- OFFERING CIRCULAR

[The offering circular begins on the next page.]

OFFERING CIRCULAR

$2,900,000 of Class A Membership Interests

BAYHORSE PETROLEUM, LLC

MEMBERSHIP INTERESTS

We are offering Membership Interests in Bayhorse Petroleum, LLC, a Utah limited liability company ("Bayhorse Petroleum" or the "Company"), not to exceed $2,900,000, to investors in exchange for up to 39.19% ownership of the Company. The minimum purchase for any investor is $10,000, for which the investor will receive a Membership Interest in Bayhorse Petroleum equal to the investor's capital contribution divided by the investor's capital contribution plus $4,500,000, which $4,500,000 is the presumed value of the founders' interests. An investor's Membership Interest percentage will vary depending on the amount of capital contributions. There are no incremental purchase requirements. Investors will acquire Class A Interests and the Managers will own Class B Interests, as such terms are described herein in the "Summary of the Operating Agreement." The mailing address and telephone number of our principal executive offices are 2558 E. Portsmouth Avenue, Salt Lake City, Utah 84121-5627 and (801) 913-1640.

Our Membership Interests are not listed on any public market or exchange. The subscription price has been set by our Managers and may not reflect the fair market value of the Membership Interests. The Membership Interests will be sold by Larry Manikowski, a manager of Bayhorse Petroleum.

Investing in our Membership Interests involves risks. You should read the "Risk Factors" section beginning on page 7 before investing.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public (1)	Proceeds to Bayhorse Petroleum, LLC (2)
Total Membership Interest	$2,900,000	$2,770,000
Total...........	$2,900,000	$2,770,000

(1) Before deducting expenses payable by us for the offering estimated at approximately $130,000. The Company has not engaged an underwriter to sell the Interests. As such, no commissions will be paid.
(2) Assumes the sale of $2,900,000 of Membership Interests, after deducting expenses.

There is no minimum offering and subscribers' funds will be immediately deposited in the Company's account for its use. The approximate date that we will commence sales to the public is the date of this Offering Circular. This offer will terminate on September 30, 2006.

The date of this Offering Circular is December ____, 2005.

TABLE OF CONTENTS

ABOUT THIS OFFERING CIRCULAR

You should only rely on the information contained in this Offering Circular. We have not authorized anyone to provide you with information different from that contained in this Offering Circular. We are offering to sell, and seeking offers to buy, our Membership Interests only in jurisdictions where offers and sales are permitted. The information contained in this offering circular is accurate only as of the date of this offering circular, regardless of the time of delivery of this Offering Circular or of any sale of our Membership Interests.

In this Offering Circular, we frequently use the terms "we" and the "Company" to refer to Bayhorse Petroleum, LLC. To understand the offering fully and for a more complete description of the offering, you should read this entire document carefully, including particularly the "Risk Factors" section beginning on page 7.

SUMMARY INFORMATION

This summary highlights information contained elsewhere in this Offering Circular. Because this is a summary, it may not contain all of the information that may be important to you. Therefore, you should carefully read this entire Offering Circular and other documents to which we refer herein before making a decision to invest in our Membership Interests, including the risks discussed under the "Risk Factors" section and our financial statements and related notes.

The principal terms of the Offering:

- Offering Membership Interests in the Company not to exceed $2,900,000, to qualified investors in exchange for up to 39.19% ownership of the Company.
- As a condition to the Offering, each investor must execute a Subscription Agreement and sign the Operating Agreement.
- Bayhorse Holdings, LLC ("Bayhorse Holdings"), will purchase a net profits interest in all of the prospects that the Company will own.
- The investors in this offering will be entitled to receive all distributions of the Company until they have received distributions equal to their investments in the Company. The Managers will receive a salary even though they may not be entitled to receive distributions. Thereafter, distributions will be made to the investors and to the Managers on a pro rata basis, and the Managers will continue to be paid a salary.
- The Company will use the net proceeds from the offering, and proceeds received from Bayhorse Holdings to obtain the necessary

oil and gas mineral rights, leases, and surveys required to begin drilling oil and gas wells in Southeast Colorado.

OUR COMPANY

Background

The Company was formed on April 6, 2005, with the goal of developing and producing oil and gas in the Rocky Mountain West.

The Company will initially concentrate its exploration efforts in southeast Colorado within a known oil and gas producing area where the Company's management has expertise, experience and pre-selected prospects to evaluate. These prospects are undeveloped and have no assets, liabilities or operations to date. Later, the Company plans to expand its operations into other Rocky Mountain basins as financially able.

In the event an investor purchases Membership Interests, the investor will become a "Member" of the Company upon execution of the Operating Agreement governing the operation of the Company and the rights, duties, limitations, qualifications and relations among the Members of the Company and the Managers of the Company. Members have certain voting rights and rights to share in a percentage of profits, losses and distributions, all as provided in the Company's Operating Agreement.

The Company's offices are located at 2558 E. Portsmouth Avenue, Salt Lake City, Utah 84121-5627, and its telephone number is (801) 913-1640.

THE OFFERING

Securities Offered

We will offer Membership Interests in the Company not to exceed $2,900,000, to investors in exchange for up to 39.19% ownership of the Company. If fewer than all of the Membership Interests offered are sold, the investors will acquire a smaller percentage of the total ownership of the Company. Investors will receive Class A Membership Interests generally entitling them to a percentage of the Company's profits and losses determined by dividing the total amount raised in this offering by the amount raised in the offering plus $4,500,000, which $4,500,000 is the presumed value of the founders' interests. Thus, for instance, if the investors invest a total of $2,000,000, they will generally be entitled to 30.77% of the Company's profits and losses ($2,000,000) ÷ ($2,000,000 + $4,500,000). Each individual investor will in turn be entitled to a share of the profits and losses allocated to the Class A Membership Interests based on the ratio of his or her contribution to all the contributions received by Class A Members. An Investor's Membership Interest will therefore vary depending on both the amount of his or her investment and the aggregate investments received by all investors. The investors in this offering will be entitled to receive all distributions of the Company until they have received distributions equal to their investments in the Company. Thereafter, the Class B Members will be entitled to receive distributions along with the Class A Members. As a condition to the Offering, each investor must execute a Subscription Agreement and sign the Operating Agreement.

The Managers of the Company are also managers of Bayhorse Holdings, LLC, a Utah limited liability company formed on April 12, 2005 ("Bayhorse Holdings"). Bayhorse Holdings will conduct an offering of its securities by filing and qualifying a Regulation A Offering Statement. Bayhorse Holdings has filed a Regulation A Offering Statement but this offering has not yet commenced. Bayhorse Holdings will offer its securities to holders of Individual Retirement Accounts or IRAs. These investors may also invest individually in Bayhorse Holdings. Members of Bayhorse Holdings may not also be members of the Company. As provided in its Operating Agreement, Bayhorse Holdings will purchase a net profits interest in all of the prospects that the Company will own. "Net profits interest" means a share of gross production from a property that is carved out of a working interest, and is figured as a function of net profits from operation of the property. The net profits interest will be calculated by dividing the amount paid by Bayhorse Holdings by the sum of the amount raised in this offering plus the amount paid by Bayhorse Holdings for the net profits interest plus $4,500,000. For example, if Bayhorse Holdings pays $1,000,000 for its net profits interest and we raise $2,000,000 in this offering, the net profits interest will be 13.333% ($1,000,000) ÷ ($1,000,000 + $2,000,000 + $4,500,000). The formula to determine the amount of the net profits interest was set by the Managers of the Company, who are also the Managers of Bayhorse Holdings. Bayhorse Holdings will purchase a net profits interest regardless of the success of this offering. The net profits interest will be accrued to Bayhorse Holdings and expensed by the Company prior to any distributions by the Company.

Interests Outstanding As of December 12, 2005, affiliates of the Managers own all of the Membership Interests of the Company. Assuming the sale of Membership Interests totaling

$2,900,000, the investors in this offering would own 39.19% of the issued and outstanding interests. The investors will, however, be entitled to receive 100% of the Company's distributable cash until such time as they have, in the aggregate, received distributions equal to the amount of their investments in the Company. Thereafter, the investors and the Managers and their affiliates will be entitled to receive the Company's distributable cash, defined in the Company's Operating Agreement as all cash, whether revenues or other funds received by the Company, less the sum of the following to the extent paid or set aside by the Company: (i) all principal and interest payments on indebtedness of the Company and all other sums paid to lenders; (ii) all cash expenditures incurred incident to the normal operation of the company's business, including the payment of the net profits interest to be acquired by Bayhorse Holdings; and (iii) reserves, based on the following formula: The investors' collective percentage will be determined by dividing the amount raised in this offering by the amount raised in this offering plus $4,500,000. The Managers' affiliates, as Class B Members, will be entitled to the remainder. For example, if we raise $2 million, the investors would be entitled to 30.77% ($2,000,000) ÷ ($2,000,000 + $4,500,000) of the distributable cash and the Managers' affiliates will be entitled to the remaining 69.23%. The amount of distributable cash will also vary depending on the net profits interest acquired by Bayhorse Holdings. For example, if Bayhorse Holdings purchases a net profits interest for $1,000,000 and we raise $2,000,000, it will be entitled to a net profits interest of 13.33% of the net profits from the wells (($1,000,000) ÷ ($1,000,000 + 2,000,000 + $4,500,000)). As such, if the wells had a net profit of $1,000,000, Bayhorse Holdings would be entitled to a payment of $133,300 and the remaining $866,700 to be distributed to the Members of the Company. The sale of the net profits interest to Bayhorse Holdings will permit the Company to proceed with its operations at an increased pace but the amount of the net profits interest cannot be determined until it is acquired. In addition, the net profits interest will remain in place through the economic life of all of the Company's wells.

Use of Proceeds

We will use the net proceeds from the offering, and proceeds we receive from Bayhorse Holdings for its purchase of the net profits interests, to obtain the necessary oil and gas mineral rights, leases, and surveys required to begin drilling oil and gas wells in southeast Colorado. Our potential prospects are all undeveloped. We will also use the proceeds from the offering to fund seismic and permit expenses and drilling expenses for up to nine wells and for ordinary expenses associated with other startup companies in the oil and gas industry, such as offering costs and general expenses. If we are unable to raise enough money to acquire any leases and begin any drilling or to pay the offering expenses, we will present our prospects to independent drilling companies to enter into drilling programs with them or sell the prospects analyses to the independent drilling companies for a royalty interest.

No Market — Our Membership Interests are not listed with any public market or exchange and, therefore, there is no readily available market for the securities offered in this offering circular.

SUMMARY FINANCIAL DATA

As a startup company, the audited financial statements reflecting our financial condition are limited. See "Risk Factors" beginning on page 8.

RISK FACTORS

You should carefully consider the risks described below in addition to the other information in this offering circular before purchasing any Membership Interests in the Company. You should read this section together with the other information in this offering circular.

Risk Related to Bayhorse Petroleum, LLC

This investment is speculative and is suitable only for investors who could withstand the loss of their investment.

The drilling operations to be undertaken by the Company for the development and production of oil and gas reserves involve the possibility of a total loss of an investment in the Company. Drilling activities may be unprofitable, not only from non-productive wells, but from wells which do not produce oil or natural gas in sufficient quantities or quality to return a profit on the amounts expended. Investment is suitable only for individuals who are financially able to withstand a total loss of their investment.

You will not have an opportunity to evaluate the prospects.

Investors will not have an opportunity before purchasing Membership Interests to evaluate for themselves the relevant geophysical, geological, economic or other information regarding the prospects to be selected for drilling. You will have to rely totally on the expertise of the Managers in evaluating prospects for drilling.

The prospects are speculative and may not produce oil and gas.

The selection of prospects for oil and natural gas drilling is inherently speculative. The Managers of the Company cannot predict whether any prospect will produce oil or natural gas or commercial quantities of oil or natural gas. Investors must recognize the possibility that the wells drilled may not be productive. Even those wells which are completed may not produce enough oil or gas to show a profit. Delays and added expenses may also be caused by poor weather conditions affecting, among other things, the ability to lay pipelines. In addition, ground water, various clays, lack of porosity, and permeability may hinder, restrict or even make production impractical or impossible. The likelihood of failing to find commercial quantities of oil and gas is relatively high in exploratory wells.

We cannot predict the life of any well.

The Managers cannot predict the life and production of any well. The actual lives could differ from those anticipated. Sufficient oil and gas may not be produced for investors to receive a profit or even to recover their initial investment.

Exploratory and development drilling is very risky.

Drilling exploratory wells involves greater risks of dry holes and loss of the investors' investment. Drilling developmental wells generally involves less risk of dry holes, but developmental acreage is more expensive and subject to greater royalties and other burdens on production. The Company will initially be drilling exploratory wells.

The managers are experienced but cannot guarantee success.

Information concerning the prior drilling experience of the Managers, presented under the caption "Prior Activities," is not indicative of the results to be expected by the Company. The Company is placing full reliance upon the geological expertise of Mr. Rodney L. Vaughn, and there can be no guarantee of success based on his analyses.

We have no operating history.

As the Company is a startup and was only recently organized, the Company has no operating history of success.

Prices for oil and gas are unstable and subject to many factors out of our control.

Global economic conditions, political conditions, and energy conservation have created unstable prices for oil and natural gas. The prices for domestic oil and natural gas production have varied substantially over time and may in the future decline which would adversely affect us and our investors. Prices for oil and natural gas have been and are likely to remain extremely unstable. The unstable nature of oil and natural gas prices may have an impact on our initial exploratory efforts and costs.

The oil and gas business is very competitive and we may not be able to compete effectively.

A large number of companies and individuals engage in drilling for oil and natural gas and there is competition for the most desirable leases. Because we are a start-up company, we may be at a disadvantage in obtaining the most desirable leases. Existing oil and gas companies may have an advantage in obtaining leases. The sale of any oil or natural gas found and produced by the Company will be affected by fluctuating market conditions and regulations, including environmental standards, set by state and federal agencies. From time-to-time, a surplus of oil and natural gas may occur in areas of the United States. The effect of a surplus may be to reduce the price the Company may receive for its oil and gas production, or to reduce the amount of oil and natural gas that the Company may produce and sell.

Drilling wells is environmentally hazardous and dangerous.

There are numerous natural hazards involved in the drilling of wells, including unexpected or unusual formations, pressures, blowouts involving possible damages to property and third parties, surface damages, bodily injuries, damage to and loss of equipment, reservoir damage and loss of reserves. Uninsured liabilities would reduce the funds available to the Company and may result in the loss of Company properties. The Company may be subject to liability for pollution, abuses of the environment and other similar damages. Although the Company anticipates that it will maintain insurance coverage in appropriate amounts, it is possible that insurance coverage may be insufficient or not economically feasible. In that event, the Company assets would be utilized to pay personal injury and property damage claims and the costs of controlling blowouts or replacing destroyed equipment rather than for additional drilling activities.

Drilling costs may increase and affect our ability to drill as many wells as we have planned.

Increases in the cost of exploration and development would affect the ability of the Company to acquire additional leases, oil and gas equipment, and supplies. Increased drilling activity could lead to shortages of equipment and material which would make timely drilling and completion of wells impossible and to increase drilling costs.

Drilling rigs may not be available.

A substantial increase in drilling operations in the United States could result in the decreased availability of drilling rigs and gas field tubular goods. Also, international developments and the possible improved economics of domestic oil and gas exploration may influence others to increase their domestic oil and gas exploration. Those factors may adversely affect our operations.

Subcontractors may be unstable financially and cause liens to be placed on our prospects.

Although the Managers will endeavor to ascertain the financial condition of nonaffiliated subcontractors, if subcontractors fail to timely pay for materials and services, our wells could be subject to materialmen's and workmen's liens. In that event, the Company could incur excess costs in discharging such liens.

Production may be delayed because of the lack of pipelines and production facilities.

Production from wells drilled in areas remote from marketing facilities may be delayed until sufficient reserves are established to justify construction of necessary pipelines and production facilities. In addition, production from wells may be reduced or delayed due to marketing demands which tend to be seasonal. Wells drilled for the Company may have access to only one potential market. Local conditions including, but not limited to, closing businesses, conservation, shifting population, pipeline maximum operating pressure constraints, and development of local oversupply or deliverability problems could halt sales from Company wells.

Even if we find oil and gas, it may be some time before we will have revenues.

Distribution of revenue may be delayed for substantial periods of time after discovery of oil or natural gas due to unavailability of, or delay in obtaining, necessary material for completion of a well; reduced takes by purchasers of oil and natural gas due to market conditions; delays in obtaining satisfactory purchase contracts and connections for gas wells; delays in title opinions and obtaining division orders; and other circumstances.

We own limited rights to explore prospects and we own no equipment or any tangible assets.

We are a start-up company that is relying on the proceeds received from this Offering to acquire the necessary oil and gas mineral rights, leases and surveys required to begin drilling. We do not own any rights to explore prospects. Mr. Vaughn owns a one-half interest in a Bureau of Land Management lease covering 240 acres in southeast Colorado. He has verbally agreed to assign his interest in the lease to Bayhorse Petroleum at his cost ($1,975) when the Company begins selling Membership Interests. If this Offering is not successful we will not have the proceeds required to begin drilling.

All of our assets will be used for obtaining leases and drilling exploratory wells in a specified geographical area.

We will not use our assets for any purpose other than obtaining leases and drilling exploratory wells. As such there will be no diversification of risk and if we are unsuccessful in finding oil in commercially viable quantities, you will not receive any return on your investment.

Risks Related to the Securities Markets and Ownership of Our Membership Interests

If you subscribe, you may not revoke your subscription.

The execution of the Subscription Agreement by a subscriber constitutes a binding offer to buy Membership Interests in the Company. Once an investor subscribes for a Membership Interest, that investor will not be able to revoke his or her Subscription. Subscription proceeds of the Company will not be held in a separate interest-bearing escrow account but will be immediately available for the Company's use.

The interests are illiquid so you will need to hold them for an extended period of time.

Investors in the Company must assume the risks of an illiquid investment. Investors may not be able to sell their Membership Interests. We do not plan to list Membership Interests with, or trade Membership Interests on, an established securities exchange or to make a secondary market in Membership Interests. We are not aware of any current public or secondary market or substantial equivalent of such a market for Membership Interests and do not anticipate that any such market will develop. If such a market were to develop, the Company may be taxable as a corporation and many of the tax benefits anticipated from an investment in the Company would be adversely affected. The Managers intend to enforce the restrictions on transfers in the Operating Agreement to prevent the Company from qualifying as a publicly traded partnership.

If we do not sell all of the membership interests, we may not have enough money to drill all the wells we have planned.

The Managers intend to spread the risk of oil and natural gas drilling by participating in drilling of wells on a number of different prospect wells; however, the Managers may not be able to drill all of the planned nine prospects if all the Membership Interests being offered are not purchased. If less than the full offered Membership Interests are purchased, the Managers will determine how many prospects can be drilled. If the Company receives subscriptions for less than the total amount being offered, it may participate in fewer prospects, thereby increasing the risk to the investors. As the Subscriptions increase, the number of wells will increase, thereby increasing the diversification of the Company.

The number of membership interests Bayhorse Holdings sells will also affect the number of wells we may drill.

The amount of money the Company will have will also depend on the success of the offering to be conducted by Bayhorse Holdings. Bayhorse Holdings will use the proceeds to purchase a net profits interest in the Company's prospects. If that offering is not fully subscribed, the amount of the net profits interest that Bayhorse Holdings can acquire will be reduced and the Company will have less money with which to drill.

We may not have enough money to complete all of our planned wells.

The Company intends to utilize substantially all available capital from this offering for the drilling and completion of wells and will have only nominal funds available for Company purposes prior to such time as there is production from Company well operations. There is no assurance that production will be sufficient to provide the Company with necessary additional funding.

You will have no input into the management of the Company but will rely totally on the Company's managers.

The Company's Operating Agreement significantly restricts the ability of Class A members to participate in the management of the Company. The Manager will have complete control to determine where and how the Company's funds are spent. If you disagree with the decision of the Managers, you will have no recourse under the Operating Agreement. Under Utah state law and the Operating Agreement, members owning a majority of the membership interests must approve: (1) the sale of all or substantially all the Company's assets; (2) a merger or conversion; (3) a loan or guaranty by the Company or the Company acting as a surety; (4) the voluntary filing for bankruptcy relief; (5) actions inconsistent with the Company's stated business purpose; or (6) the dissolution of the Company.

Tax Status and Tax Risks.

It is possible that the tax treatment currently available with respect to natural gas and oil exploration and production will change on a retroactive or prospective basis as a result of additional legislative, judicial, or administrative actions. See "Federal Income Tax Considerations" (page 46) of this Offering Statement for a discussion of the tax implications of an investment in the program.

Federal Income Tax Risks:

If the Company is not classified as a partnership for tax purposes, the tax consequences of owning a Membership Interest could be adversely affected and any anticipated federal income tax benefits would be reduced or eliminated.

In order for income and deductions to pass through to Members, the Company must be classified as a partnership for federal income tax purposes. If the Company were taxed as a corporation for federal income tax purposes, the tax consequences of owning a Membership Interest would be adversely affected and any anticipated federal income tax benefits would be reduced or eliminated. The Managers believe that, as of Closing, the Company will be treated as a partnership for federal income tax purposes and not as a corporation under the "publicly traded partnership" rules of Section 7704 of the Internal Revenue Code (the "Code"). The Managers, however, cannot ensure that future legislative, judicial or administrative action will not affect the classification of the Company for federal income tax purposes. In addition, the classification of any future oil and gas prospects in which the Company invests will depend on future facts, in addition to any future legislative, judicial, or administrative action. See "Federal Income Tax Considerations – Partnership Taxation – Partnership Classification."

Allocations of federal income tax consequences in the Operating Agreement may not be recognized for federal income tax purposes.

The Operating Agreement contains certain allocations of profits and losses that could be reallocated by the Service if it were determined that the allocations did not have "substantial economic effect." The Managers believe that, except as noted below, the allocation of income, gains, losses, and deductions among the Members under the Operating Agreement will more likely than not be recognized for federal income tax purposes. The Managers, however, cannot ensure that the IRS will not challenge such allocations.

An investment as a Member may not be advisable for a person who does not anticipate having substantial current taxable income from passive activities.

Net losses allocable to a Member will be subject to the passive activity rules under Section 469 of the Code. Under the passive activity rules, passive activity losses of Members who are individuals, estates, trusts, and personal service corporations are deductible only to the extent of that Member's passive activity income (less restrictive limitations apply to closely held C corporations). Therefore, Members may not be able to deduct currently all the expenses and losses allocated to them from the Company. See "Federal Income Tax Considerations – Passive Activity Loss Limitations" for a discussion of taxation of passive losses, and "Federal Income Tax Risks – Classification of the Company as a partnership for tax purposes."

If the Company were classified as a "publicly traded partnership" for purposes of the passive activity loss rules, a Member's ability to use losses to offset income from other sources may be eliminated altogether.

If the Company were treated as a "publicly traded partnership" for purposes of the passive activity loss limitations of Section 469 of the Code, a Member's ability to use Company losses to offset income from other sources may be eliminated altogether. The Managers believe that the Company will not be treated as a publicly traded partnership for purposes of the passive activity loss rules but cannot ensure that the IRS will not assert that the Company is a publicly traded partnership for such purposes.

The sale of net profits interests to Bayhorse Holdings may result in income to Members taxable at ordinary-income rates and may not be matched by cash distributions to pay the tax.

The Company intends to sell net profits interests in the oil and gas prospects it acquires to Bayhorse Holdings. If the sales of the net profits interests occur during the first year after the oil and gas prospects are acquired, which is anticipated, or to the extent deductions have been claimed for intangible drilling costs or depletion with respect to the oil and gas prospects, any gain would be taxable at ordinary-income rates.

Although the Company expects to incur expenses that offset at least a portion of any gain recognized on these sales, the Managers cannot ensure that sufficient expenses will be incurred to offset all such gain. Any gain that is recognized and not matched by offsetting deductions in the year of the sale will be currently taxable to Members. It is unlikely, moreover, that the Company would make cash distributions to Members to pay this tax. Thus Members would be expected to pay the tax from their own resources. See "Federal Income Tax Considerations – Special Features of Oil and Gas Taxation – Sale of Net Profits Interests to Bayhorse Holdings."

A Member's investment in the Company may not be deductible in the year made.

The Managers will use reasonable efforts to expend or contract for the expenditure of the capital contributions of the Company in the year the contributions are received. Some of the expenses, however, may be incurred before the actual drilling of the oil and gas wells. The Managers cannot assure that any deductible intangible drilling and development costs incurred in a year before the year of the actual drilling of the oil and gas wells will be deductible in the year incurred. In particular, the Company may not expend or contract for the expenditure of a substantial portion of its capital contribution in the year in which Members are admitted to the Company, in which event no substantial partnership tax deductions would be available in that year.

A Member may have tax liabilities in excess of cash distributions to the Member.

Members must report and pay income tax on their share of Company income, regardless of whether the income is retained and used for debt service, working capital, or other reasons, any of which uses may not give rise to deductions for federal income tax purposes. The receipt of cash distributions by Members may be delayed due to various factors, such as the use of revenues to finance permitted activities. To the extent that Members are credited with net income from the Company, an income tax liability will be incurred even though the Members may not yet have received any cash distributions from the Company. The timing and amount of cash distributions will be determined by the Managers in their complete discretion. Each Member will be required to report his or her share of Company income on federal, state and local tax returns and will be responsible for the payment of taxes attributable to that income. In any year, the Member's resulting tax liability may exceed the amount of cash distributed to the Member by the Company.

A Member may be subject to further taxes due to the Company having authority to borrow funds.

The Managers are authorized to cause the Company to borrow funds. Each Member's share of revenue applied to the repayment of loans will be included in his or her taxable income. Although this income may be offset in part by deductions for depletion, cost recovery, depreciation, and intangible drilling and development costs, these loans could cause a Member to become subject to an income tax liability in excess of the amount of cash distributions the Member receives from the Company. In addition, a Member may, under the at risk limitations, be limited in his or her ability to deduct his or her share of the interest paid on the Company's loans. See "Federal Income Tax Considerations – Basis and At Risk Limitations."

Each individual Member may not be eligible to claim percentage depletion deductions.

Percentage depletion deductions are tax deductions calculated based upon a percentage of gross income from the property, but are limited to 100% of the total taxable income of the Member from the property for each taxable year and are only available to Members qualifying as independent producers. Because depletion deductions must be computed separately by each Member and not at the Company level, the availability of percentage depletion will depend in part upon a Member's individual circumstances. Therefore, each individual Member may not be eligible to claim percentage depletion deductions. See "Federal Income Tax Considerations – Special Features of Oil and Gas Taxation – Depletion."

The Company may face further tax consequences if it enters into a farmout agreement or is burdened by back-in working interests.

If the Company acquires working interests in oil and gas leases under the terms of a farmout agreement (i.e., an agreement whereby the Company acquires a working interest along with the responsibility of development and the assignor retains a nonoperating interest), a portion of the value of these working interests may have to be reported as taxable income. In addition, the ability of the Company to deduct all intangible drilling and development costs paid by it with respect to oil and gas leases burdened by a back-in working interest may be limited. A back-in working interest is a right held by another party to become a working interest owner in the oil and gas lease on investor payout of the initial well on the oil and gas lease. See "Federal Income Tax Considerations – Special Features of Oil and Gas Taxation – Farmouts and Back-in Interests."

On disposition of property by the Company or on disposition of interests by a Member, certain deductions for intangible drilling and development costs, depletion, and depreciation must be recaptured as ordinary income.

Certain deductions for intangible drilling and development costs, depletion and depreciation must be recaptured as ordinary income on disposition of property by the Company or on disposition of interests by a Member. If the Company disposes of property or a Member transfers an interest, the Company or Member may recognize ordinary income (instead of capital gain) to the extent deductions for intangible drilling and development costs, depletion and depreciation must be recaptured. See "Federal Income Tax Considerations – Special Features of Oil and Gas Taxation – Intangible Drilling and Development Costs," "—Depletion" and "—Depreciation."

The IRS may audit the tax returns of the Company, which may result in an audit of a Member's individual tax return.

The IRS may audit the tax returns of the Company, in which case an audit of an Member's individual tax returns may also result. If such audits occur, tax adjustments may be made, including adjustments to items on a Member's returns unrelated to the Company. Furthermore, any settlement or judicial determination of the Company's income may be binding on a Member. This is the case even though the Member may not have participated directly in the settlement proceedings or litigation. See "Federal Income Tax Considerations – Partnership Taxation – Elections and Returns."

Changes in federal income tax laws could affect the tax consequences of the Company.

Significant and fundamental changes in the federal income tax laws have been made in recent years and additional changes are likely. Any such change may affect the Company and the Members. Moreover, judicial decisions, regulations or administrative pronouncements could unfavorably affect the tax consequences of an investment in the Company. See "Federal Income Tax Considerations – General Tax Provisions – Changes in Federal Income Tax Laws."

The Company and the Members may be subject to other taxes besides federal taxes.

This offering circular primarily describes certain federal income tax consequences of an investment in the Company by individuals who are citizens or residents of the United States. Any potential Member who is not a citizen or resident of the United States or who is not an individual is especially urged to consult with his, her or its own professional tax advisors. For example, special considerations apply to tax-exempt investors and employee benefit plan investors.

In addition, taxes may be imposed by a Member's state or country of residence, the states in which the Company's oil and gas properties are located and by municipalities and other local authorities. This offering circular does not address the potential impact of these other taxes. It is suggested that a Member obtain professional guidance from the Member's own tax advisor in evaluating the federal, state and local tax risks involved in investing in the Company.

Investing in the Company may increase the likelihood that a Member would be subject to the alternative minimum tax.

The Code imposes an alternative minimum tax on alternative minimum taxable income in excess of an exemption amount. The alternative minimum tax is imposed at the Member level, and certain items of a Member's distributive share of the Company's deductions and net loss may constitute items of tax preference, which would increase the likelihood for the Member that the alternative minimum tax would apply. Prospective Members are urged to consult with their own tax advisors regarding the applicability of the alternative minimum tax.

A Member whose taxable year is not the calendar year may not, in the year of investment, be able to take advantage of losses incurred by the Company in 2006.

The tax year of the Company is expected to be the calendar year. A taxpayer whose tax year is not the calendar year and whose current tax year ends before December 31, 2006, may be unable to avail himself or herself, in the fiscal year in which the taxpayer purchases a Membership Interest, of tax losses incurred by the Company in 2006. Such noncalendar-year taxpayers should consult with their own tax advisors.

A material portion of the subscription proceeds will not be currently deductible.

A material portion of the subscription proceeds of the Company will be expended for cost and expense items that will not be currently deductible for income tax purposes.

A Member's ability to claim losses allocable to Company property may be limited if net profits interests sold to Bayhorse Holdings are considered working interests or interests in the Company's capital or profits.

If a net profits interest acquired by Bayhorse Holdings is considered a working interest or an interest in the Company's capital or profits, deductions allocable to the Company's property may be disallowed to the extent they exceed income from the property. *See* "Federal Income Tax Considerations – Special Features of Oil and Gas Taxation – Sale of Net Profits Interests to Bayhorse Holdings."

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This offering circular contains forward-looking statements, including, without limitation, trends impacting the natural gas and oil industry (including prices and market demand), the expected effect of deregulation and the Company's ability to expand its drilling activities geographically, and anticipated tax consequences, that involve risks and uncertainties. The Company's actual results and development could differ materially from those discussed or implied in the forward-looking statements as a result of these and other factors. Factors that may cause or contribute to those differences include those discussed under "Risk Factors", "Participation in Costs and Revenues", "Proposed Activities", "Competition, Markets and Regulation", and "Federal Income Tax Considerations" as well as those discussed elsewhere in this Offering Statement. We caution you, however, that this list of factors may not be exhaustive.

PLAN OF DISTRIBUTION

The Offering

We will not engage an underwriter or broker/dealer to sell the Membership Interests offered hereunder. Larry F. Manikowski, one of the Company's Managers, will act on our behalf in offering the Membership Interests. Mr. Manikowski is not registered as a broker-dealer under the terms of the Securities Act but will rely on an exemption under Rule 3a4-1 to offer and sell the Membership Interests. The Managers will not purchase any Membership Interests in this Offering.

New investors must invest a minimum of $10,000 in Membership Interests, with additional purchases available in $1,000 increments. An investor will receive a Membership Interest in Bayhorse Petroleum equal to the investor's capital contribution divided by the investor's capital contribution plus $4,500,000, which $4,500,000 is the presumed value of the founders' interests. An investor's Membership Interest percentage will vary depending on the amount of the investor's capital contributions and the total capital contributions by all the investors because the numerator and the denominator in the formula to determine an investor's Membership Interest will vary.

The offering is not contingent upon the occurrence of any event or the sale of a minimum amount of the offered Membership Interests. The closing of the offering is expected to occur on or about September 30, 2006.

Determination of Offering Price

The subscription price for the Membership Interests was established by the Company's Managers with no established criteria of value.

Method of Subscribing

To subscribe for Membership Interests, investors should complete and sign the Subscription Agreement and deliver it and the purchase price by certified check, bank draft, wire transfer or money order payable to the order of "Bayhorse Petroleum, LLC," to:

Bayhorse Petroleum, LLC
2558 E. Portsmouth Ave.
Salt Lake City, Utah 84121-5627
Attention: Larry F. Manikowski , Vice-President
(801) 913-1640 phone

The wire transfer account information and address for funds may be obtained from the Company.

All issues with respect to the validity, form and eligibility of any potential investor to invest will be resolved solely by us. We, in our sole discretion, may waive any defect or irregularity, permit a defect or irregularity to be corrected within such time as it may determine, or reject any subscription. Defects or irregularities could include failure to complete the Subscription Agreement, failure to provide requested information about the investor or failure to sign the Subscription Agreement. We will not deem any subscriptions to have been made until all irregularities have been waived or cured. We will notify any subscriber of any defects or irregularities within 10 days of our receipt of the Subscription Agreement. The risk of delivery of all documents and payment is on subscribers and not us. The subscription price will be deemed to have been received by us only upon (i) clearance of any uncertified check, (ii) receipt by the Company of any certified check or bank draft drawn upon a U.S. bank or of any postal, telegraphic or express money order, or (iii) receipt of good funds in the account designated above.

Subscribers will have no rights as our members with respect to the Membership Interests purchased in the rights offering until they have signed and delivered to the Company the Operating Agreement and Subscription Agreement and until the purchase price has been received by the Company. Subscribers will have no right to revoke their subscriptions after delivery of the Subscription Agreement to us. We will notify you of our acceptance or rejection of the Subscription Agreement within 10 days of our receipt of the Subscription Agreement.

USE OF PROCEEDS

The following table sets forth the calculation of our net proceeds from the offering and our anticipated use of those net proceeds. Since the offering is not conditioned on the sale of a minimum number of Membership Interests, we are presenting this information assuming in the alternative that we sell 0%, 25%, 50%, 60%, 75%, or 100% of the Membership Interests to be offered in the offering and Bayhorse Holdings raises 0%, 25%, 50%, 60%, 75% or 100% of the amount in its offering and purchases a net profits interests in that amount.

	Proceeds (Amounts in Thousands)					
	0%	25%	50%	60%	75%	100%
Gross offering proceeds from offering Membership Interests and purchase of net profits by Bayhorse Holdings[1]	$ 0	$1,225,000	$2,450,000	$2,940,000	$3,675,000	$4,900,000
Estimated expenses of the offering and the Bayhorse Holdings Offering	250,000	250,000	250,000	250,000	250,000	250,000
Net proceeds to us	(250,000)	$975,000	$2,200,000	$2,690,000	$3,425,000	$4,650,000
Months of Company expenses funded	0	9	12	12	24	36
# of prospects' pre-drilling costs funded	0	6	9	9	9	16
# of prospects' drilling costs funded	0	1	6	9	9	9

We will use the net proceeds from the offering to acquire the necessary oil and gas mineral rights to up to sixteen prospects, purchase or perform seismic studies for up to sixteen prospects, retain a landbroker and geophysicist for the prospects, pay for the drilling contracts and equipment and to pay for up to 36 months of general corporate expenses of the Company. These prospects are all undeveloped and have no assets, liabilities or operations. The allocation of the use of proceeds set forth in the above table is an estimate, and is subject to change. The Company reserves the right to change the use of the proceeds due to any of the following contingencies: (a) if any of the estimated costs come in significantly different; (b) if the Company is unable to acquire all of the required leases; (c) if the seismic results are significantly different from what the Company expects; and (d) if the drillers' schedules change dramatically. With the

[1] Proceeds from the Bayhorse Holdings offering will be used to purchase a net profits interest in Bayhorse Petroleum's prospects. The proceeds from the sale of the net profits interest will be used by Bayhorse Petroleum in the same way as proceeds from this offering will be used. The amount of gross offering proceeds includes the amount raised in this offering and the amount paid to the Company by Bayhorse Holdings for the net profits interest.

additional capital, the Company will be able to begin drilling and exploration of oil and gas wells in southeast Colorado.

The Company anticipates that the proceeds will be used as follows:

	If 25% subscribed[2]	If 50% subscribed	If 60% subscribed	If 75% subscribed	If 100% subscribed
Lease acquisition costs	$ 104,000	$ 149,000	$ 149,000	$ 149,000	$ 254,000
Seismic studies and analysis	95,000	200,000	200,000	240,000	505,000
Landman and consulting fees	50,000	65,000	65,000	75,000	185,000
Drilling	330,000	1,155,000	1,650,000	1,935,000	2,151,000
Management salaries[1]	300,000	375,000	375,0000	675,000	975,000
Health & dental insurance	18,000	26,000	26,000	54,000	105,000
Travel expenses	17,000	72,000	72,000	144,000	216,000
Office supplies, telephone & postage	15,000	19,000	19,000	35,000	51,000
Liability insurance	7,000	10,000	10,000	22,000	46,000
Legal & accounting fees	38,000	46,000	46,000	92,000	156,000
Miscellaneous expenses	1,000	2,000	2,000	4,000	6,000
Working capital (Contingency reserves)	0	81,000	76,000	0	0
Offering costs – Bayhorse Petroleum	130,000	130,000	130,000	130,000	130,000
Offering costs – Bayhorse Holdings	120,000	120,000	120,000	120,000	120,000
Bridge loan repayment	[3]	0	0	0	0
Total	$1,225,000	$2,450,000	$2,940,000	$3,675,000	$4,900,000

[1] These amounts include accrued but unpaid salaries to the Managers (no interest is payable), which will be paid to the Managers and reflect payment of combined monthly salaries of $25,000 to the Managers over an extended period of time, which period of time will depend on the level of subscriptions. If only 25% is subscribed, the Company will have sufficient funds to operate for nine months and the Managers will be paid $25,000 per month, collectively, for nine months, plus three months of accrued salaries at $25,000 per month. By comparison, if 60% is subscribed, the Managers will be paid, collectively, $25,000 per month for 12 months plus three months of accrued salaries at $25,000 per month.

[2] These amounts include $182,363 of accounts payable for Bayhorse Petroleum and $68,512 of accounts payable for Bayhorse Holdings as of December 12, 2005.

[3] The proceeds from the bridge loans are included above in appropriate expense categories of offering costs, management salaries, and other expenses. The bridge loans will be repaid from the first funds received.

CAPITALIZATION

The following table sets forth the capitalization of the Company as of December 12, 2005.

Total long-term liabilities:	$ 0
Member's equity:	
Members' contribution	200
Net loss	(82,130)
Total members' equity	(81,930)
Total debt and equity	$(81,930)

MARKET FOR INTERESTS

Our Membership Interests are not publicly traded or listed on any exchange.

BUSINESS

Overview

Bayhorse Petroleum, LLC (the "Company"), was organized on April 6, 2005 and intends to develop and produce oil and gas in the Rocky Mountain West. The Company currently has two employees and does not anticipate that it will need to hire any additional employees in the near term.

The Company's oil and gas operations and properties will be subject to numerous federal, state and local laws and regulations relating to environmental protection from the time oil and gas projects commence until abandonment. These laws and regulations govern, among other things, the amounts and types of substances and materials that may be released into the environment, the issuance of permits in connection with exploration, drilling and production activities, the release of emissions into the atmosphere, the discharge and disposition of generated waste materials, offshore oil and gas operations, the reclamation and abandonment of wells and facility sites and the remediation of contaminated sites. In addition, these laws and regulations may impose substantial liabilities for the Company's failure to comply with them or for any contamination resulting from the Company's operations. The Managers will monitor compliance with these environmental laws and regulations very closely.

The Managers do not expect that compliance with applicable environmental laws and regulations will have a material effect on the Company's operations or financial condition. However, because environmental laws and regulations are becoming increasingly more stringent, there can be no assurances that such laws and regulations or any environmental law or regulation enacted in the future will not have a material effect on the Company's operations or financial condition.

The Company plans to initially concentrate its exploration efforts in southeast Colorado, a geographical area in which the Company's Managers have experience and an area which has produced oil and gas in the past.

Our exploration area is within a geologic province known throughout the industry as the Las Animas Arch (the "Arch"). The Arch is located under the southeast Colorado counties: Cheyenne, Kiowa, Prowers and Baca. Oil and gas production records can be viewed online for each county from the Colorado Oil and Gas commission website. Interactive online maps can be viewed that show all oil and gas fields, well locations, production histories plus other documentation required by the State of Colorado. The Arch is one of the predominate subsurface geological structures in southeast Colorado and it contains many actively producing oil and gas fields. Specifically, this subsurface structure is approximately 70 miles in length and 30 miles in width depending on how it is measured. Also, there are numerous oil and gas fields adjacent to the Arch, some of which are commercial fields. The main oil and gas producing formations on and around the Arch are the Pennsylvanian aged Morrow Foundation and the Mississippian aged St. Louis and Spergen Formations. The sandstone objectives within the Morrow Formation generally occur at a depth of 4,500 to 5,000 feet. These depths are determined through basic industry procedures involving the interpretation of subsurface formation structural depths from nearby wells. The Morrow produces both oil and gas depending on the well location. The St. Louis and Spergen Formations, unlike the Morrow Foundation, are carbonate rocks, limestone and dolomite, and usually are fractured. The St. Louis and Spergon formations have produced only oil to date.

We will be engaged in the evaluation of existing oil and gas prospects through lease acquisitions, seismic evaluations and drilling operations to test geological concepts. This activity will be conducted in and around the Arch. The Company plans to take advantage of available low-cost leases, shallow drilling depths, multiple pay zones, limited competition and potentially favorable economics for hydrocarbon discovery wells.

Southeast Colorado is an ideal place for a start-up oil and gas company. In comparison, leases in western Colorado, Wyoming and Oklahoma are more expensive than leases in southeast Colorado. Leases can commonly be acquired for $5-15 per acre. Leases can become more expensive the closer they are located to existing production. Because practically all of our prospects are exploratory, not development, (as discussed below), we anticipate paying $5-15 per acre and no more than $20 per acre. This will permit us to acquire leases for more acres with more additional exploratory well drilling sites. Development prospects on "close in" leases to existing production may reach $50 per acre by comparison. Historically, the lease negotiation process in southeast Colorado is a relatively simple process. The costs per acre are expected to be in the range discussed above. Some owners may request excess royalty, which we can accept or reject on a lease-by-lease basis. Terms usually run from two to five years with options to extend.

The more shallow the well, the less it will cost us to drill. The drilling depths of our prospects are considered shallow compared to other areas. Our advantage is that our prospects have a drill depth of between 4,500 to 5,500 feet. Wells drilled to 10,000 to 15,000 feet are commonplace throughout Colorado, Wyoming and Oklahoma, with some exceeding 30,000 feet. Drilling costs per foot is not linear with increasing depth. It costs more to drill per foot at 10,000 feet than it does at 5,000 feet. Because our wells will be relatively shallow and cost less than deeper wells, we will be able to drill more wells, thus increasing our chances of finding oil and gas.

We also plan to take advantage of multiple pay zones. A "pay zone" is a term in the oil business noting a rock interval capable of producing oil or gas. "Multiple pay zones" means that more than one formation, or rock interval, is capable of producing oil or gas in a single well bore.

In southeast Colorado we will not have to compete with the "major" oil companies who have practically unlimited resources to acquire leases, control exploratory plays and demand difficult terms regarding drilling and farmouts. Practically all of the companies currently active in our area of interest are small independent companies. These companies tend to buy very specific leases limited to their prospects, thereby leaving most of the area unleased. Major oil companies commonly acquire vast leaseholds based on speculation, which can limit the opportunity of small companies to acquire leases. Our advantage is that in southeast Colorado, there are very few active leases besides those that are held by production.

To date, no specific "arrangements" have been made on any prospect with the exception of one upon which Mr. Vaughn already has a one-half interest in a 240-acre lease from the Bureau of Land Management. In October, the Managers checked the status of thirteen of the sixteen prospects and found that twelve of them were unleased and one was partially leased. Because substantially all the prospects are still unleased it is not likely that all of the prospects will be leased prior to a lease by the Company. However, if that were to occur, the Company could approach the lease owners and propose (1) a pooling of acreage and drilling of a joint well, (2) a farmout agreement under which the Company would drill on their lease in exchange for interests in the well, or (3) a purchase of that lease.

We have identified 16 oil and gas prospects that have been generated over the last five to six years. It is the Managers' belief that these prospects may contain commercial oil and gas reserves. Each prospect has from 3 to 15 potential development wells. These prospects are undeveloped and have no assets, liabilities or operations. A "prospect" is a location where geological and/or geophysical data indicates the possibility of a commercial accumulation of oil or gas. Until the prospect is drilled with the first well, the exploratory well, it is undeveloped. If the exploratory well is successful and can produce oil or gas, meaning it is a discovery well, then the discovery well will be offset by development wells to efficiently produce oil or gas from the reservoir. The larger the area of the accumulation, the more development wells are required. As determined by the Colorado Oil and Gas Commission, oil development wells are usually drilled on 40-acre spacing, whereas gas development wells are usually drilled on 320-acre spacing. This is largely a function of drilling depth, reservoir pressure and historical experience of the drainage capacity of the specific formation in question. Once the prospect is fully drilled out, it is regarded as developed. Additionally, we will review the seismic data for each prospect. We do not have to acquire a prospect first before we are able to obtain seismic data. In fact, we intend to acquire relevant seismic data prior to acquiring leases on any prospect if possible. Pre-existing seismic data is usually available through brokerage houses, but if not, we can prepare our own.

The Company will begin work on up to nine selected prospects out of the 16 generated with the intent to bring each of these to a drillable state. This will require seismic acquisition and evaluation, lease acquisitions, working with other oil companies where necessary and then arranging for a drilling contractor as well as obtaining drilling permits from the State of Colorado. If reliable seismic data condemns a prospect, it will be dropped from the list. Our initial plan is to drill an initial exploratory well on each of these nine prospects. If the initial well on a prospect is successful, we will then drill offset development wells as soon as it is prudent to do so. Factors contributing to the offset drilling include well performance, lease status and rig availability.

The following is a brief summary of each prospect that the Company is considering. Please note the location for each prospect is proprietary until we have secured the leases. The identity of the owners of the prospects is also proprietary or unknown until we have secured the leases. The Managers have not had any prior dealings or relationships with any of the known owners of the prospects. The physical accessibility of each prospect is excellent as southeast Colorado is part of the high plains, exhibiting flat topography and an excellent rural road system usually on a one mile square grid. Drill sites will commonly be located on pasture ground or cultivated fields. Currently most of southeast Colorado is unleased, so leases on our prospects are most likely available. Each prospect has undergone a detailed geological assessment by Mr. Rodney Vaughn, one of the Managers of the Company, including all or part of the following: (a) subsurface structure map(s); (b) isopach map(s); (c) sand distribution map(s); (d) porosity distribution map; (e) petrophysical log analysis (porosity, permeability, reservoir pressure and temperature, water saturation, salinity, depths, lithologic continuity and correlation, vertical profiles, lithology determination, formation resistivities); (f) environment of deposition analysis (ancient streams, deltas, offshore carbonate shoals, marine sands); (g) production history of nearby wells and fields; (h) hydrocarbon show analysis of nearby wells; (i) structural trend and depositional trend analysis; (j) analysis of hydrocarbon system (hydrocarbon migration and source to reservoirs); (k) reservoir analysis (formation pressure, permeability, porosity, thickness and water saturation); (l) trapping mechanism (structural, stratigraphic or combination); (m) structural history of the prospect through geologic time; (n) role of structural faults (growth history, trapping implications, vertical dimensions, vertical displacement, directional orientation, genetic cause); (o) hydrocarbon reserve potential and (p) economic analysis. Additionally, seismic data will be acquired to further evaluate certain prospects where it is deemed necessary.

Individual Prospect Summary

Prospect Name: Big Sandy Creek

County/State	Kiowa/Colo.
Objective Formation(s)	Lansing-Kansas City, Marmation, St. Louis, Spergen
Proposed Total Depth	5,300 ft.
Type of Expected Production	Oil
Trapping Mechanism	Structural

Prospect Name: Clyde Field Extension

County/State	Prowers/Colo.
Objective Formation(s)	Morrow, Keyes
Proposed Total Depth	4,900 ft.
Type of Expected Production	Gas and Oil
Trapping Mechanism	Combination structure and stratigraphy

Prospect Name: Iron Horse

County/State	Cheyenne/Colo
Objective Formation(s)	Spergen
Proposed Total Depth	5,500 ft.
Type of Expected Production	Oil
Trapping Mechanism	Structural

Prospect Name: Arrowhead

County/State	Cheyenne/Colo
Objective Formation(s)	Spergen
Proposed Total Depth	5,500 ft.
Type of Expected Production	Oil
Trapping Mechanism	Structural

Prospect Name: Warrior

County/State	Cheyenne/Colo
Objective Formation(s)	St Louis, Spergen
Proposed Total Depth	5,600 ft.
Type of Expected Production	Oil
Trapping Mechanism	Structural

Prospect Name: Eagle

County/State	Cheyenne/Colo
Objective Formation(s)	St. Louis, Spergen
Proposed Total Depth	5,600 ft.
Type of Expected Production	Oil
Trapping Mechanism	Structural

Prospect Name: Fence Post	
County/State	Kiowa/Colo
Objective Formation(s)	St. Louis, Spergen
Proposed Total Depth	5,500 ft.
Type of Expected Production	Oil
Trapping Mechanism	Structural

Prospect Name: Willow Creek	
County/State	Prowers/Colo
Objective Formation(s)	St. Louis, Spergen
Proposed Total Depth	5,500 ft.
Type of Expected Production	Oil
Trapping Mechanism	Combination Structural and Stratigraphy

Prospect Name: Southeast Brandon	
County/State	Kiowa/Colo
Objective Formation(s)	St. Louis, Spergen
Proposed Total Depth	5,500 ft.
Type of Expected Production	Oil
Trapping Mechanism	Structural

Prospect Name: Hawkins	
County/State	Kiowa/Colo
Objective Formation(s)	Morrow
Proposed Total Depth	5,300 ft.
Type of Expected Production	Oil
Trapping Mechanism	Structural

Prospect Name: Black Lake	
County/State	Kiowa/Colo
Objective Formation(s)	Morrow
Proposed Total Depth	5,300 ft.
Type of Expected Production	Oil and Gas
Trapping Mechanism	Structural

Prospect Name: Spider Web	
County/State	Prowers/Colo
Objective Formation(s)	Morrow
Proposed Total Depth	5,000 ft.
Type of Expected Production	Gas
Trapping Mechanism	Combination Structural and Stratigraphy

Prospect Name: Wolf Creek	
County/State	Prowers/Colo
Objective Formation(s)	Morrow
Proposed Total Depth	5,000 ft
Type of Expected Production	Gas
Trapping Mechanism	Combination Structural and Statigraphy

Prospect Name: Spirit	
County/State	Kiowa/Colo
Objective Formation(s)	St. Louis, Spergen
Proposed Total Depth	4,900 ft
Type of Expected Production	Oil
Trapping Mechanism	Structural

Prospect Name: Grouse Trail	
County/State	Cheyenne/Colo
Objective Formation(s)	St. Louis, Spergen
Proposed Total Depth	5,600 ft
Type of Expected Production	Oil
Trapping Mechanism	Structural

Prospect Name: Picture Canyon	
County/State	Baca/Colo
Objective Formation(s)	Lansing-Kansas City, Morrow, St. Louis, Spergen
Proposed Total Depth	5,100 ft
Type of Expected Production	Oil
Trapping Mechanism	Structural

We cannot forecast what the ultimate revenues will be due to the nature of the oil and gas business. The final revenues will depend on a variety of business factors, namely: drilling success rate, oil and gas prices, joint partnership operations, net revenue interest on leases and productive capacity of wells. Success in southeast Colorado will make it possible to expand the Company's exploration efforts into other oil and gas producing basins throughout the Rocky Mountains and adjacent Mid-Continent areas.

We plan to begin exploration of the Big Sandy Creek prospect, the Clyde Field Extension prospect, the Iron Horse prospect, and the Picture Canyon prospect, and hope to be able to proceed with work on these simultaneously. Following exploration of these prospects, we would work on the following prospects, in order of preference: SE Brandon Black Lake, Warrior, Eagle, Fence Post, Willow Creek, Hawkins, Wolf Creek, Spirit, Grouse Trail, Spider Web and Arrowhead.

The following is a summary of our plans of operations for the next 36 months, identifying milestones, time frames and costs associated with each milestone.

Milestone 1:

Funds proceeds - $425,000

Timeframes – months 1-3

Activities & funds usage:

- Funds offering costs & current payables including three months of accrued salaries, for both Bayhorse Petroleum and Bayhorse Holdings, & 3 months of general and administrative expenses
- Funds seismic purchases (for up to four prospects)
- Funds land-broker to search title ownership & negotiate leases (for two prospects)
- Funds lease purchases, title clearance & drilling permits (for two prospects)
- Repay bridge loans

Milestone 2:

Funds proceeds - $400,000 Additional
- $825,000 Total

Timeframes – months 3-9

Activities & funds usage:

- Funds additional 6 months of general and administrative expenses
- Funds seismic tests & geophysicist (for up to two prospects)
- Funds land-broker to search title ownership & negotiate leases (for up to four additional prospects)
- Funds lease purchases, title clearance & drilling permits (for up to four additional prospects)

Milestone 3:

Funds proceeds - $400,000 Additional
- $1,225,000 Total

Timeframes – months 3-9

Activities & fund usage:

- Funds drilling & completion costs (for one prospect)

Milestone 4:

Funds proceeds - $1,225,000 Additional
- $2,450.000 Total

Timeframes – months 4-12

- Funds additional 3 months general and administrative expenses
- Funds seismic purchases (for up to three additional prospects)
- Funds seismic tests & geophysicist (for up to three additional prospects)
- Funds land-broker to search title ownership & negotiate leases (for up to three additional prospects)
- Funds lease purchases, title clearance & drilling permits (for up to three additional prospects)
- Funds drilling costs (for up to five additional prospects)

Milestone 5:

Funds proceeds - $490,000 Additional
- $2,940,000 Total

Timeframes – months 9-12

Activities & fund usage:

- Funds drilling costs (for up to three additional prospects)

Milestone 6:

Funds proceeds - $735,000 Additional
- $3,675,000 Total

Timeframes – months 13-24

Activities & funds usage:

- Funds additional 12 months general and administrative expenses
- Funds seismic, leases & drilling costs increases

Milestone 7:

Funds proceeds - $1,225,000 Additional
- $4,900,000 Total

Timeframes – months 25-36

Activities & funds usage:

- Funds additional 12 months general and administrative expenses
- Funds seismic, leases & drilling costs increases
- Funds seismic purchases (for up to seven additional prospects)
- Funds seismic tests & geophysicist (for up to seven additional prospects)
- Funds land-broker to search title ownership & negotiate leases (for up to seven additional prospects)
- Funds lease purchases, title clearance & drilling permits (for up to seven additional prospects)

Milestone Assumptions

There are many variables involved in oil and gas development and exploration that could significantly impact timeframes, cost estimates, and schedule changes. The above milestones reflect our best cost and schedule analysis. We believe we have provided for considerable contingency funds to allow the Company to react to the ever-changing oil and gas market variables.

We believe we will not have to raise additional funds beyond the limits of this offering.

The Company will rely on the experience of one of its Managers, Rod Vaughn, to interpret the geological data. Mr. Vaughn will draw upon his extensive past exploration experience in the Arch geological province in making this interpretation. Mr. Vaughn will combine his interpretation and analysis with existing knowledge of existing oil and gas fields and the geologic history of southeast Colorado.

Mr. Vaughn will conduct the evaluation of all prospects. The only outside party to assist evaluations would be a geophysicist, who will be used from time to time on a consulting basis. Geophysicists usually charge on an hourly rate or daily rate depending on the job. We intend to use a geophysicist sparingly and only on the prospects that require seismic interpretation. We have no plans to hire a geophysicist as a permanent employee.

Our offices are located at 2558 E. Portsmouth Avenue, Salt Lake City, Utah 84121-5627, and our telephone number is (801) 913-1640.

Relationship with Bayhorse Holdings

Bayhorse Holdings will purchase a net profits interest in Bayhorse Petroleum's projects. The Managers of Bayhorse Petroleum are also the Managers of Bayhorse Holdings. While there were no arms-length negotiations between

Bayhorse Petroleum and Bayhorse Holdings, the Managers believe that the formula for determining the amount of the net profits interest is fair to the members of the Company and of Bayhorse Holdings.

Bayhorse Holdings will have no right to participate in the operations of the Company and will rely totally on the Company for its ultimate success.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company was recently formed on April 6, 2005. To date the Company has no operating history. On December 12, 2005, the Company issued bridge notes in the aggregate amount of $100,000, to pay the cost of state filing fees, copying, postage, audit fees and other expenses, including payment of up to $50,000 in accrued but unpaid salaries to the Managers. We do have accounts payable of $182,363 related to the organization of the Company and this offering. We have not had any income and have no operations to discuss.

Our accounts payable are broken down as follows:

Uses	Cost	Payee
Syndication costs	$ 98,300	Holland & Hart LLP
	1,849	Larry Manikowski
	244	Savas Greene & Company, LLC
Organization costs	931	Holland & Hart LLP
	283	Larry Manikowski
Salaries	37,500	Rod Vaughn
	37,500	Larry Manikowski
Office supplies, telephone, postage & miscellaneous	881	Larry Manikowski
	26	Rod Vaughn
	617	Jeff Vaughn
Travel and entertainment	2,608	Larry Manikowski
	1,436	Rod Vaughn
	188	Jeff Vaughn
Total accounts payable	$182,363	

MANAGEMENT

Executive Officers and Directors

Information with respect to the executive officers and directors of the Company is set forth below.

Name	Age	Position
Rodney L. Vaughn	58	Manager/President & CEO/Director
Larry F. Manikowski	57	Manager/Vice President & CFO/COO/Secretary/Treasu rer/Director

Rodney L. Vaughn

Mr. Vaughn has over 30 years experience in oil and gas business that includes experience with some of the most well-respected oil and gas companies in the United States. He has a Bachelor of Science from Fort Hays State University and a Master of Science in Geology from the University of Utah. He has published two geology papers in the American Association of Petroleum Geologists ("AAPG") Bulletin and has presented a verbal paper at a Sectional AAPG Convention. Mr. Vaughn has hands-on drilling experience in the prospect areas of southeast Colorado and is well-versed in subsurface and seismic exploration methods. He has also contributed to updating of simulation software used in training and research for uncontrolled well blowout prevention and control techniques. Mr. Vaughn's prior positions include:

- 1973-1977: Getty Oil Company, Midland and Houston, Texas. Staff Geologist. Assignments included: (a) exploration geologist for SE New Mexico, Morrow Project; (b) development geologist for SE New Mexico and W. Texas, field development and secondary recovery projects; (c) Assistant to Division Geologist, Corporate Headquarters, Houston, Texas, corporate review of all onshore domestic exploration projects submitted by District offices to corporate headquarters; and (d) Research Geologist, Getty Oil Geological and Engineering Research Lab, Houston, Texas, research projects included hydrocarbon potential of Humboldt Basin in Northern California, seafloor sediment stability offshore southeast Alaska, secondary recovery operations in west Texas, computerized well logging programs customized for Getty oil fields. At Getty Oil Research Lab, Mr. Vaughn worked on the thermal maturation of shales in the Humboldt Basin of northern California. This required determination of the total organic carbon ("TOC") content of the shales and their maturation levels to see if the shales were oil or gas prone. Geochemical exploration also includes surface detection of hydrocarbon micro seepage from underlying oil and gas accumulations. The theory is that no reservoir seal is perfectly impervious, thereby allowing very minute quantities of light hydrocarbons to slowly work their way to the surface. This is the only approach to a direct hydrocarbon detection technique available.

- 1977-1981: Rainbow Resources, Denver, Colorado, District Geologist. Conducted Rocky Mountain basin evaluation studies, monitored lease acquisition programs and joint venture drilling programs. Areas of interest were Williston Basin, Montana Overthrust and Central Utah Hingeline. In studying the Williston Basin of North Dakota, Mr. Vaughn used the remote sensing exploration technique. The principle behind remote sensing is that some subsurface structural features actually project to the surface and can be observed using either high altitude photographs taken from airplanes or satellite images. These surface expressions are usually in the form of "tonal anomalies" or "linears". They can be usefully especially when used in conjunction with other subsurface techniques.

- 1981-1986: Barrett Resources, Denver, Colorado, Vice President – Geology. Completed hydrocarbon evaluation study of southeast Colorado, prospect generation, organized joint venture drilling program, brought in industry partners for joint ventures, supervised lease and seismic acquisition and drilling program.

- 1986-1991: Grand Mesa Operating Company, Wichita, Kansas, Senior Staff Geologist. Prospect generation and drilling operations. Area of interest was Hugoton Embayment of southwest Kansas and southeast Colorado.

- 1991-1992: State of Kansas, Topeka, Kansas. Hydrologist, applied rules and regulations regarding applications for water rights, both surface and subsurface.

- 1992-Present: Independent Petroleum Geologist, Wichita, Kansas and Brigham City, Utah. Conducted geological review of hydrocarbon potential and geologic history of southeast Colorado, specifically the Las Animas Arch area. Concentrated on structural history, reservoir analysis, subsurface mapping techniques, hydrocarbon migration, and ultimately prospect generation. Also worked on company specific exploration projects in eastern Colorado and western Kansas. The ultimate goal as an independent geologist at that time was to thoroughly understand the geologic history of these areas and its role in hydrocarbon entrapment. This goal was accomplished by re-making numerous subsurface structure maps, isopach maps, regional sand trend maps, making numerous field studies and then correlating that information with existing oil and gas fields and all hydrocarbon shows from prior wells. The next goal was to determine if conclusions could be made regarding hydrocarbon migration paths into the study area from adjacent basins. This is necessary to explain how hydrocarbons got into this area in the first place, either by way of long distance migration or local generation and emplacement (geochemical and thermal maturation studies). After completing the regional study, it was possible to explain the trapping mechanisms, hydrocarbon emplacement, environments of deposition, structural growth and history, structural trends, reservoir characterization, pressure anomalies, and various stratigraphic complexities. These geologic parameters were reviewed for the primary oil and gas producing formations in the study area, which are the Pennsylvanian age Morrow Formation (sandstone and shale) and the underlying Mississippian age St. Louis and Spergen Formations (limestone and dolomite). During this period of time, Mr. Vaughn also took a short term assignment for one year with Digitran, Inc., Logan, Utah where he worked on engineering and marketing of computer-based drilling and control simulators used for training and research purposes. Technical goal was to upgrade simulation of multiphase flow in well bores and horizontal drilling techniques.

Larry F. Manikowski

Mr. Manikowski's executive management and experience in finance and accounting in the cable, broadcast, high-tech engineering and manufacturing industries covers more than 30 years. He has experience in startups, company turnaround situations, cash flow management, restructuring and consolidation, budgeting, forecasting, management and controls, computer systems design and implementation, divisional controllership management and manufacturing systems. He was the CFO for Vela Research, the Emmy Award winning developer of MPEG-2 products for the Broadcast and Cable television industries from March, 1998 to February, 2002. Mr. Manikowksi was part of the team that founded FrontLine Communications, which later merged with Vela, a subsidiary of Home Shopping Network. FrontLine Communications manufactured emergency alert systems for FCC compliance for the cable and broadcast industries. Prior positions include Chief Financial Officer and co-founder of FrontLine Communications from November, 1996 to March, 1998, Vice-President of Finance for StarNet Development Inc. (SDI) from December, 1995 to November, 1996, and Division Controller/Controller for Dynatech Video Group from March, 1988 to December, 1995. Both StarNet Development Inc. and Dynatech Video Group designed and manufactured high-technology products to address the needs of the cable, broadcast and satellite television industries.

Mr. Manikowski holds a Bachelor of Science degree in Accounting & Finance from Northern Illinois University.

Security Ownership of Management

The following table shows the ownership of Membership Interests in the Company as of December 12, 2005, and after giving effect to the termination of the offering contemplated hereby, assuming none of these persons purchase any Membership Interests in the offering, (i) beneficially owned by all persons known by the Company to be the holder of more than five percent (5%) of the Company's Membership Interest; (ii) the executive officers and current directors of the Company; (iii) all executive officers as a group, and; (iv) all executive officers and current directors of the Company as a group.

	Before Closing Percent of Membership Interests	After Closing Percent of Membership Interests[1]
Vaughn Holdings, LLC [2]	50.00%	30.41%
Manikowski Holdings, LLC[3]	41.67%	25.34%
Jeffrey W. Vaughn	8.33%	5.07%
All Executive Officers as a group (2 persons)	91.67%	55.75%

Executive Compensation

Effective September 1, 2005, Rodney L. Vaughn and Larry F. Manikowski will each receive monthly salaries in the amount of $12,500 each to be paid semi-monthly. The monthly salary payments will be accrued, without interest, until we have assets. Company assets shall include those proceeds raised in this Offering, as well as funds from the bridge notes. The Managers will not be entitled to any other fees but will be entitled to reimbursements for expenses, such as travel expenses, incurred by them on behalf of the Company.

FIDUCIARY RESPONSIBILITY OF THE MANAGERS

The Managers are accountable to the Company and to the Members as fiduciaries and therefore must exercise good faith and integrity in handling Company affairs, must not take advantage of the Members, must make full disclosure of their dealings with the Company, and must account to the Company for any benefit or profit derived by them from any transaction connected with the Company entered into without the consent of the Members. Generally, the fiduciary obligations of the Managers are in addition to any of their obligations as set forth under the Operating Agreement.

The Operating Agreement contains provisions which limit the liability of the Managers and their affiliates for breaches of fiduciary duty and provide for indemnification of the Manager and its affiliates for certain matters. See "SUMMARY OF THE OPERATING AGREEMENT – Limitation of Liability and Indemnification.

[1] Assumes purchase of all of the offered Membership Interests.

[2] Mr. Vaughn owns 83.6% of Vaughn Holdings, LLC and is the Manager. He is deemed to be the beneficial owner of the interests owned by Vaughn Holdings, LLC.

[3] Mr. Manikowski owns 48% of Manikowski Holdings, LLC and is the Manager. He is deemed to be the beneficial owner of the interests owned by Manikowski Holdings, LLC.

CONFLICTS OF INTEREST

The Managers are also the Managers to Bayhorse Holdings. The Managers do not believe that their roles as managers of both the Company and Bayhorse Holdings raise conflicts because Bayhorse Holdings can only invest in net profits interests in prospects of the Company and because the interests of the members of both the Company and Bayhorse Holdings are aligned, that is, the only way that the members of the Company and the members of Bayhorse Holdings will receive a return on their investment is if the company is successful in developing wells with commercial production.

The Managers will be paid a salary by the Company regardless of the success of the proposed drilling program.

DESCRIPTION OF SECURITIES

Membership Interests in a Utah limited liability company are being offered. These Membership Interests are profit-sharing interests as a percentage of a total outstanding Membership Interests. The Membership Interests have certain voting rights as described in the Operating Agreement that will have no power or authority to direct, manage, control or otherwise participate in the business of the Company. Investors may sell their Membership Interests in an arms-length transaction to existing owners, or a third party with management having a right of first refusal to match any offer.

Reports to Investors

We will furnish information to the investors at our annual meetings as required by the Operating Agreement.

INDEMNIFICATION OF MANAGERS

The Managers are accountable to the Company and the Members pursuant to the Utah Revised Limited Liability Company Act and the Operating Agreement.

The Managers do not, in any way, guarantee (a) the return of an investor's Capital Contributions (as defined in the Operating Agreement), (b) a profit from the operations of the Company, or (c) return of the principal amount payable (whether or not with interest) to an investor under a Note. In addition, no Managers and no Affiliate of the Managers will be liable to the Company or to any investor for any loss or damage sustained by the Company or any investor (or successor thereto), except to the extent, if any, that the loss or damage will have been the result of gross negligence, fraud, deceit, willful misconduct, or willful breach of the Operating Agreement by the Managers or by such Affiliate of the Managers.

The Operating Agreement does not restrict the Managers from engaging in other business ventures, including potentially competing businesses. The Managers have no obligation to the Company or to any Member to make other investment opportunities available to them.

In addition, the Company will indemnify the Managers and their Affiliates for any loss in connection with its activities (other than solely in its capacity as an Equity Owner, as defined in the Company's Operating Agreement, if applicable) in connection with the management or operations of the Company to the maximum extent permitted under the Utah Revised Limited Liability Company Act, except to the extent the claim for which indemnification is sought results from an act or omission for which the Managers or the Affiliates of such Managers may be held liable to the Company pursuant to the Operating Agreement. The Company will indemnify its employees and other agents who are not Managers to the fullest extent permitted by law. Expenses (including legal fees and expenses) incurred by the Managers or by one of their Affiliates in defending any claim, demand, action, suit, or proceeding will be paid by the Company in advance of the final disposition of such claim, demand, action, suit, or proceeding upon receipt of an undertaking (which need not be secured) by or on behalf of the Managers to repay such amount if it will ultimately be finally determined by a court of competent jurisdiction and not subject to appeal, that the Managers or such Affiliates are not entitled to be indemnified by the Company. A successful claim for such indemnification would deplete the Company's assets by the amount paid and may have a material adverse effect on the results of the Company's operations.

Insofar as indemnification for liabilities arising under the Securities Act or state securities laws may be permitted to the Managers pursuant to the provisions described above, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Securities Act and therefore may be unenforceable.

Members who have questions concerning the duties and rights of the Managers should consult with their own counsel.

SUMMARY OF THE OPERATING AGREEMENT

A summary of certain provisions of the Operating Agreement for the Company follows. This summary is not definitive and is qualified in its entirety by reference to the Operating Agreement. The Operating Agreement should be read carefully in its entirety.

General

The Operating Agreement provides for the investors' admission to the Company as Class A Members and describes the Managers, who will be Class B

Members, and their relationship to each other and the Company itself. The Managers will manage the Company. An investor's ownership interest will be reflected in the Company's Operating Agreement, which will be provided to each Member.

Purpose

The broad purpose and plan of the Company is to acquire, own, hold, manage, operate, sell, convey, exchange or otherwise transfer leasehold, fee royalty and other oil and gas interests, and to conduct the business of exploring, developing, owning, operating, and/or disposing of oil and gas properties. An additional stated purpose in the Company's Articles of Organization is to engage in any lawful business which shall at any time appear conducive to or expedient for the protection or benefit of the Company and its assets. The Company has no intention to engage in any activities unrelated to oil and gas production but as with virtually all companies included the broad purpose clause in its organizational document to give it as much flexibility as possible.

Term

The Company commenced upon the filing of its Articles of Organization with the Utah Department of Commerce on April 6, 2005, and shall continue until April 1, 2055 or until it is dissolved by the consent of Class A and Class B Members holding a majority of the Membership Interests. As provided by the Utah Revised Limited Liability Company Act, the death, retirement, resignation, bankruptcy, dissolution, liquidation or insolvency of a Member shall not dissolve the Company.

Management

The Managers of the Company will have exclusive and complete discretion in the management and control of the Company's business, and the Class A Members will not have any power to participate in, manage or control the business and affairs of the Company other than consent and approval rights for certain decisions. Among other things, the Class A Members and the Class B Members holding a majority of the Class A and Class B Membership Interests will have the right to approve the disposal of all or substantially all of the assets of the Company; whether the Company will be a party to a merger or conversion; whether the Company may lend money or guaranty any obligation or act as a surety; whether the Company may voluntarily file for bankruptcy; whether the Company may do anything inconsistent with its stated business purpose; and whether to dissolve the Company.

The Managers (to the extent permitted by applicable law and the Operating Agreement) will have the authority to execute for and on behalf of the Company any documents or instruments in connection with any transactions relating to the

Company's business.

Manager's Compensation

The Managers will each be entitled to an initial monthly salary of $12,500.

Powers of the Manager

Among many other powers, the Managers may: (i) acquire property from any Person as the Managers may determine. The fact that a Manager or an Equity Owner is directly or indirectly affiliated or connected with any such Person shall not prohibit the Managers from dealing with that person; (ii) cause the Company to borrow money, including without limitation, from the Managers or any Affiliates thereof, and secure the payment therefor by, among other things, a pledge or assignment of, or security interest in all or any part of the assets then owned or thereafter acquired by the Company; (iii) purchase liability and other insurance to protect the Company's assets and its Business; (iv) invest the Company's funds; (v) employ professionals; and (vi) do and perform all other acts as may be necessary or appropriate to the conduct of the Company's Business.

Class A and Class B Equity Owners

A Class A Equity Owner is an owner of an Economic Interest or Member holding Class A Interests. An "Economic Interest" shall mean an equity owner's share of one or more of the profits, losses and distributions pursuant to the Operating Agreement and the Utah Revised Limited Liability Company Act, but shall not include any right to participate in the management or affairs of the Company, including the right to vote on, consent to or otherwise participate in any decision of the Members or the Managers. A "Class A Interest" is an interest in the Company initially issued in exchange for a contribution of cash pursuant to Section 8.1 of the Operating Agreement.

A Class B Equity Owner is an owner of an Economic Interest, as defined above, or Member holding Class B Interests. A "Class B Interest" is an interest in the Company other than a Class A Interest.

Allocations and Distributions

Allocation of Profits

The Company's profits will generally be allocated to the Class A Equity Owners and Class B Equity Owners in accordance with the ratios described in the description of the offering above (see "The Offering – Interests Outstanding"). Prior to determining its profits, the Company will accrue to Bayhorse Holdings the amount it is owed through its ownership of the net profits interest to distribute to its Members and expense that amount. The larger the net profits interest, the more the Company will pay to Bayhorse Holdings and the less there will be for the Company. Thus, Class A Equity Owners will generally be entitled to a percentage of the Company's profits and losses equal to the percentage determined by dividing the total amount raised in this offering by the amount raised in the offering plus $4,500,000. The Class B Equity Owners will generally be entitled to the balance.

Allocation of Losses

Losses will be allocated as profits are allocated as described above except because the Class B Equity Owners will not have contributed cash or other property in exchange for their Membership Interests, however, Company Losses in excess of cumulative Company Profits for prior Calendar Years will be allocated 100% to the Class A Equity Owners until the Class A Equity Owners' Capital Accounts equal zero, after which Losses will be allocated to the Class A Equity Owners and to the Class B Equity Owners as follows: The Class A Equity Owners will collectively be entitled to a percentage of allocations equal to the amount raised in this offering divided by the amount raised in this offering plus $4,500,000. The Class B Equity Owners will be entitled to the remainder. Profits will be allocated to reverse the effects of these Loss allocations.

Distributions

The Company's Distributable Cash, as defined in the description of the offering above (see "The Offering – Interests Outstanding"), will be distributed first to the Class A Equity Owners until they receive distributions equal to the amount of their investment and thereafter to the Class A Equity Owners and to the Class B Equity Owners, proportionately within each class as follows: The Class A Equity Owners will collectively be entitled to a percentage of distributions equal to the amount raised in this offering divided by the amount raised in this offering plus $4,500,000. The Class B Equity Owners will be entitled to the remainder. Distributions will be made when determined by the Managers but not less frequently than quarterly. Distributions upon liquidation will be made in the same manner as regular distributions of Distributable Cash.

Bayhorse Holdings, LLC

The members of Bayhorse Holdings will be Individual Retirement Accounts or IRAs, whose holders may not also be members of the Company. Bayhorse Holdings will purchase a net profits interest, as such term is defined above in the "Securities Offered" section of this Offering Circular, in the prospects that the Company will own. The net profits interests will be calculated by dividing the amount paid by Bayhorse Holdings by the sum of the amount raised in this Offering plus the amount paid by Bayhorse Holdings plus $4,500,000. For example, if Bayhorse Holdings pay $1,000,000 for its net profits interest and we raise $2,000,000 in the Offering, the net profits interest will be 13.333%

($1,000,000) ÷ ($1,000,000 + $2,000,000 + $4,500,000). These investors may also invest individually in Bayhorse Holdings.

Transfer of Interests

Except as provided in the Operating Agreement, no Member may transfer all or any part of its Membership Interest.

Without limiting the generality of the foregoing, the effectiveness of any transfer by a Member may be conditioned, in the discretion of the Managers, upon receipt by the Company of such instruments of transfer, assignment and assumption and such other certificates, representations and documents and the performance of such other acts necessary or desirable to accomplish the following: (i) constitute the successor-in-interest as an Economic Interest Owner or a Member; (ii) confirm that the successor-in-interest is either an Economic Interest Owner or Member; (iii) confirm that the successor-in-interest has accepted, assumed and agreed to be subject to and bound by the Operating Agreement; (iv) preserve the Company under the laws of the jurisdictions in which the Company is qualified, organized or does business; (v) assure that the transfer does not "terminate" the Company for federal income tax purposes; (vi) maintain the status of the Company as a partnership for federal tax purposes; and (vii) assure compliance with any applicable state and federal laws, including securities laws and regulations.

Except as provided in the Operating Agreement, no transferee of all or any part of a Member's Membership Interest shall become a substitute Member without the prior written consent of Members holding a majority of the Units, which consent may be granted or withheld in the sole discretion of such Members. A transferee who does not become a substitute Member will have only the right to receive the transferor's share of distributions and allocations pursuant to the Operating Agreement.

Amendments

The Operating Agreement may be amended by a favorable vote of Members holding two-thirds of both the Class A and Class B Membership Interests. The amendment shall be valid and binding on Members despite not voting for the amendment so long as the amendment would not have a Material Adverse Effect on those nonconsenting Members ("Affected Members"). For purposes of amendments, a "Material Adverse Affect" is any material modification of the relative rights to distributions of the Affected Members if and only if such modification has a disproportionate effect on the distributions of the Affected Members. Notwithstanding the foregoing, no increase or decrease of the number of outstanding units that affects all Members in the same way shall be considered a Material Adverse Affect.

In addition, amendments may be made to the Operating Agreement by the Managers, without the consent of any Members, (i) to cure any ambiguity, or to correct or supplement any provision in the Operating Agreement which may be inconsistent with any other provision therein; (ii) to delete or add any provision of the Operating Agreement required to be so deleted or added by a state "Blue Sky" commissioner or similar official, which addition or deletion is deemed by such commission, agency or official to be for the benefit or protection of the Members; and (iii) to revise the Operating Agreement as necessary to comply or conform with any revisions in applicable laws governing the Company.

Books of Account and Reporting Requirements

The Company will be required to maintain complete books of account on the accrual method of accounting. The Company's books of account will be available for inspection by any Member or its representative.

The fiscal year of the Company for tax and financial purposes shall be the calendar year, unless a different fiscal year is required by the Code. The Company shall provide to each Member copies of the Company's tax returns, or pertinent information therefrom, within a reasonable amount of time after the end of the fiscal year.

Tax and Accounting Matters

Larry Manikowski shall serve as the Tax Matters Partner of the Company, and all expenses incurred by Mr. Manikowski in connection therewith shall be deemed Company expenses.

Withdrawal

No Member shall have the right to receive the fair value of its interest in the Company upon withdrawal from the Company. Upon withdrawal from the Company, a Member shall become an Economic Interest Owner, as defined above. See "Class A and Class B Members."

Power of Attorney

Each Member will grant to the Managers a power of attorney to execute documents deemed by the Managers to be necessary or convenient to complete any authorized amendment to the Operating Agreement, transfers of Membership Interests, or reorganizations or dissolutions of the Company, to the carrying on of the Company's business or as required in connection with the qualification and continuance of the Company.

FEDERAL INCOME TAX CONSIDERATIONS

NO STATEMENTS REGARDING TAX MATTERS IN THIS OFFERING CIRCULAR, INCLUDING STATEMENTS IN THE FOLLOWING DISCUSSION OF "FEDERAL INCOME TAX CONSIDERATIONS" AND THE ABOVE DISCUSSION OF "FEDERAL INCOME TAX RISKS," WERE INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY ANY TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER. THEY WERE WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF AN INVESTMENT IN MEMBERSHIP INTERESTS IN THE COMPANY. EACH PROSPECTIVE MEMBER SHOULD SEEK ADVICE BASED ON THE MEMBER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

THE COMPANY, THE MANAGERS AND THEIR AFFILIATES, AND COUNSEL OR OTHER PROFESSIONAL ADVISORS ENGAGED BY ANY OF THEM SHOULD NOT BE VIEWED AS PROVIDING ANY GUARANTEE IF FOR ANY REASON IT SHOULD BE DETERMINED THAT ANY TAX CONSEQUENCES CONTEMPLATED TO BE AFFORDED TO THE MEMBERS AS A RESULT OF THE PROPOSED INVESTMENT ARE NOT AVAILABLE IN WHOLE OR IN PART. PROSPECTIVE MEMBERS MUST LOOK SOLELY TO AND RELY UPON THEIR OWN ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF AN INVESTMENT IN THE MEMBERSHIP INTERESTS.

The following discussion is a general summary only of the United States federal income and various other tax considerations of the Company and the tax effects on the Members. It is impractical to comment on all the tax consequences of an investment in the Company or the Company's contemplated operations. The consequences may vary depending on a Member's particular circumstances. The discussion is directed primarily to individuals who are citizens or residents of the United States. Persons who are not individual U.S. citizens or residents, such as non-U.S. residents, partnerships, corporations, trusts, or estates, may have federal income tax consequences substantially different from those discussed below. A particular Member may be subject to various facts and circumstances that are applicable only to him or her and that may give rise to additional considerations. The following discussion generally does not address any of those additional considerations. In addition, an investment in Membership Interests may have state and local and Native American tribal tax consequences to a particular Member that are not discussed below. Accordingly, each potential Member is urged to consult with his or her tax advisor before purchasing Membership Interests, with specific reference to the effect of his or her particular facts and circumstances on the matters discussed in this offering circular.

The tax considerations discussed herein are based on existing provisions of the Internal Revenue Code (the "Code"), existing Treasury Regulations (final, temporary, and proposed), published interpretations of the Code and such regulations by the Internal Revenue Service (the "IRS"), and existing court decisions, any of which could be changed or become inapplicable at any time. Any new legislation, judicial decisions, regulations, or other pronouncements may apply retroactively to transactions prior to the date of such changes and could significantly modify the statements made and tax considerations discussed in this offering circular.

A portion of the following discussion focuses on the characterization of income or losses under various rules as ordinary income or loss or capital gain or loss. At the present time, the marginal rate of federal income tax applicable to long-term capital gains may be significantly more favorable for an individual taxpayer, depending upon income level, than the rate on ordinary income. Corporations, on the other hand, are taxable at the same rate on ordinary income and capital gains.

EACH PROSPECTIVE MEMBER IS ADVISED TO CONSULT WITH HIS OR HER TAX ADVISOR WITH RESPECT TO THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES OF PARTICIPATION IN THE COMPANY.

Partnership Taxation

General. A partnership is not a taxable entity under the federal income tax laws. Instead, each partner reports on his or her federal income tax return for the taxable year in which the partnership's taxable year ends his or her distributive share of the income, gains, losses, deductions, and credits of the partnership, irrespective of any actual cash distributions made to the partner during his or her taxable year. For example, a partner will be required to report his or her share of partnership income as determined under the partnership's method of accounting, notwithstanding that the revenues resulting in the income are retained in whole or part by the partnership for payment of partnership expenses or debt service or as working capital. A Member's share of any partnership losses in a taxable year may be applied against his or her income from other sources only to the extent of the tax basis of his or her interest in the partnership and to the extent permitted under the "passive activity" and "at risk" limitations. See "—Special Features of Oil and Gas Taxation – Passive Activity Loss Limitations" and "– Special Features of Oil and Gas Taxation – Basis and At Risk Limitations."

Partnership Classification. In order for the anticipated tax consequences of an investment in Membership Interests to materialize, the Company must be classified as a partnership for federal income tax purposes and not as an association or "publicly traded partnership" taxable as a corporation. Any references in the following discussion to partnerships relate only to organizations treated as partnerships for federal income tax purposes.

Treasury Regulations under Section 7701 of the Code provide that a domestic business entity other than a "corporation" or "publicly traded partnership" may elect to be treated as a partnership or an association (taxable as a corporation) for federal income tax purposes. Treasury Regulation Section 301.7701-2 defines "corporations" to include corporations denominated as such under applicable law, associations, joint stock companies, insurance companies and other entities distinguishable from the Company. Under a default rule in the Treasury Regulations, a limited liability company with more than one interest holder, such as the Company, will be classified as a partnership for federal income tax purposes unless it affirmatively elects to be treated as an association taxable as a corporation. The Company will not elect to be treated as an association taxable as a corporation for federal income tax purposes. The classification of any project in which the Company invests in the future as partnerships for federal income tax purposes cannot be determined at this time because that classification depends on agreements and actions to be entered into in the future.

The Managers believe that, as of Closing, the Company will be treated as a partnership for federal income tax purposes, because:

- Company will be organized and operated in accordance with all applicable state statutes and the Operating Agreement.
- The Company will have more than one interest holder.
- The Company will not elect to be treated as an association or a corporation under Section 7701 of the Treasury Regulations.

No assurance can be given that the Company will not lose its partnership status as a result of future changes in the law or other facts.

The classification of the Company as an association taxable as a corporation for federal income tax purposes would have a material adverse effect on the Members. If the Company were determined to be taxable as a corporation, its income, deductions, and credits would be reported by the Company and not by its Members, the Company would be taxed directly on any net income, and distributions to its Members would be treated as taxable dividends to the extent of the Company's current and accumulated earnings and profits. Thus, any tax benefits anticipated from an investment in the Company would be adversely affected or eliminated if the Company were treated as a corporation.

Section 7704 of the Code treats certain "publicly traded partnerships" as corporations for federal income tax purposes. Section 7704 defines a publicly traded partnership as a partnership in which the partnership interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent of a secondary market. The rule taxing publicly traded partnerships as corporations, however, is specifically inapplicable to a partnership for any year if at least 90% of the partnership gross income for such year and all preceding years consists of, among other things, interest or income from the exploration, development, production, processing, refining, transportation, or marketing of oil and gas and gains from the sale of assets used to generate that income. The Managers believe that the Company will not be taxable as a corporation under the "publicly traded partnership" rules of Section 7704 of the Code, because:

- At least 90% of the Company's gross income in each taxable year will consist of interest or income from the exploration, development, production, processing, refining, transportation, or marketing of oil and gas or gains from the sale of assets used to generate that income.
- The Managers do not plan to list Membership Interests with, or trade Membership Interests on, an established securities exchange or to make a secondary market in Membership Interests.
- The Managers are not aware of any current public or secondary market, or substantial equivalent of such a market, for Membership Interests and do not anticipate that any such market will develop.
- The Managers will enforce the restriction on transfers in the Operating Agreement to prevent the Company from qualifying as a "publicly traded partnership."

There can be no assurance, however, that the IRS will not assert that the Company is a "publicly traded partnership" subject to treatment as a corporation under Section 7704 of the Code.

THE FOLLOWING DISCUSSION IS PREDICATED ON THE ASSUMPTION THAT THE COMPANY WILL BE CLASSIFIED AS A PARTNERSHIP FOR FEDERAL INCOME TAX PURPOSES AND WILL NOT BE CLASSIFIED AS A "PUBLICLY TRADED PARTNERSHIP."

Taxation of Partners. For each taxable year, each Member will be required to report on his or her individual federal income tax return his or her share of Company income, gain, loss, deduction, and credit for the taxable year. Each Member is required to take his or her share into account in computing his or her federal income tax liability regardless of whether he or she has received or will receive any cash distributions from the Company. Therefore, each Member may be required to report and pay tax on income that the Company has earned but not distributed to him or her. This may occur, for example, if the Company uses revenues to repay Company borrowings or make nondeductible expenditures.

A distribution of cash to a Member is generally not taxable to the Member unless the amount of the distribution exceeds the Member's basis in his or her Membership Interest. As discussed below, a Member's adjusted tax basis in his or her Membership Interest will equal his or her cash contributions to the Company and will be increased by the Member's distributive share of the Company's income and gain and certain Company borrowings and decreased (but not below zero) by distributions, the Member's distributive share of Company losses, depletion deductions on his or her share of the oil and gas income of the Company, and decreases in the Member's share of Company borrowings. See "Federal Income Tax Considerations – Special Features of Oil and Gas Taxation – Basis and At Risk Limitations." Thus, a Member would generally receive cash distributions in excess of his or her adjusted basis only if distributions are not matched by allocations of income or gain (e.g., debt-financed distributions where the debt is guaranteed by the Managers) and represent a return of the Member's investment in the Company in excess of the Member's capital contribution reduced by deductions or other losses—something that the Managers do not anticipate will occur. In any event, if there were a distribution in excess of basis, the excess would generally be taxable as capital gain, assuming the Membership Interest is held as a capital asset. If, however, any portion of the distribution is considered to be in exchange for the Member's interest in ordinary-income items, including potential recapture of intangible drilling cost, depletion, and depreciation deductions, that portion will be taxed as ordinary income even if the amount of the distribution did not exceed the Member's tax basis in his or her Membership Interest. This would generally occur, however, only if a Member receives a distribution of property (including cash) other than ordinary-income property in exchange for his or her interest in the Company's ordinary income property, which the Managers believe is unlikely to occur and which could occur only upon the agreement of the Company and the Member. In addition, a Member could recognize income if cash distributions cause his or her at-risk amount to be reduced below zero. See "Federal Income Tax Considerations – Special Features of Oil & Gas Taxation – Basis and At Risk Limitations."

The Company will use the calendar year and the accrual method of accounting for federal income tax purposes. The IRS, however, could require the Company to treat particular items of income, gain, loss, or deduction under a different method of accounting if it determines that the use of the accrual method with respect to that item does not clearly reflect income. A change in the method of accounting could defer deductions or accelerate income.

Allocations. Under the Operating Agreement, all items of Company income, gain, loss, deduction, and credit are generally allocated in a manner that will achieve capital account balances that allow for the cash distributions described in this offering circular.

The Company will maintain a capital account for each Member, which will be credited (increased) by his or her contributions to the Company and all items of income and gain allocated to the Member. The capital account will be debited (reduced) by all distributions and all deductions and losses allocated to the Member. On the Company's dissolution and liquidation, each Member will be entitled, after payment or provision for debts and liabilities and adjustment of the Members' capital accounts for any unrealized gain or loss in properties to be distributed in kind, to receive assets equal in value to his or her respective positive capital account balance, if any, as so adjusted.

Members are not obligated to restore deficit capital account balances following the liquidation of their respective interests in the Company. Instead, the Operating Agreement provides for modifications in the allocations described above, if necessary, to prevent or eliminate any deficit capital account balance for any Member, taking into account reasonably expected deductions and distributions in subsequent years.

Company allocations of income, gain, loss, deduction, and credit among Members are generally governed by Section 704(b) of the Code. Section 704(b) provides that partnership allocations will be recognized for federal income tax purposes if they either have "substantial economic effect" or are made, or deemed made, in accordance with the Members' respective interests in the Company, determined by taking into account all relevant facts and circumstances. An allocation of an item that does not have substantial economic effect will be reallocated among the Members in accordance with their interests in the Company.

Treasury Regulations Section 1.704-1(b) indicates that allocations will have economic effect if, throughout the term of the partnership (a) they are reflected in the partners' capital accounts, (b) the capital accounts are respected on liquidation of the partnership, and (c) a partner with a deficit in his or her capital account after the distribution of liquidation proceeds is required to restore the amount of the deficit to the partnership. If requirements (a) and (b) are satisfied but requirement (c) is not, an allocation may nevertheless be considered to have economic effect if the allocation does not cause or increase a deficit in the recipient partner's capital account balance, determined after taking into account certain reasonably anticipated deductions and distributions, and the partnership agreement contains a "qualified income offset," which provides that a partner who unexpectedly receives an adjustment, allocation or distribution that causes or increases a deficit balance will be allocated items of income and gain in an amount and manner sufficient to eliminate the deficit balance as quickly as possible.

Because:

- the allocations of items of income, gain, loss, and deduction under the Operating Agreement will be reflected in the Members' capital accounts,
- the capital accounts will be recognized upon liquidation of the Company, and
- the Operating Agreement contains a "qualified income offset" provision,

the allocations in the Operating Agreements will likely have economic effect under Section 704(b).

The economic effect of an allocation will be "substantial" if there is a reasonable possibility that the allocation will substantially affect the dollar amounts to be received by the Members from the Company, independent of tax consequences. Although the determination of whether economic effect is "substantial" is a question of fact that may depend in part on the timing of income and deductions and on consideration of the Members' nonpartnership tax attributes, under present facts and circumstances, and except as noted below, the economic effect of the allocations under the Operating Agreement will likely be considered to be substantial under Section 704(b) and regulations promulgated thereunder.

The Managers believe that, except as discussed in the previous paragraph and below, the allocation of income, gains, losses, and deductions among the Members under the Operating Agreement will more likely than not be recognized for federal income tax purposes.

Elections and Returns. The Company will be subject to the partnership provisions of the Code and to similar provisions of any applicable state income tax laws. The Company will adopt the accrual method of accounting and calendar year as its taxable year for income tax purposes. By April 1 of each year, each Member will receive a report showing such information as may be deemed necessary to enable each Member to prepare and file his or her federal income tax return and any required state income tax return.

While no federal income tax is required to be paid by an organization classified as a partnership for federal income tax purposes, the Company must file federal income tax information returns, which are subject to audit by the IRS. Any such audit may lead to adjustments, in which event the Members may be required to file amended personal federal income tax returns. Any such audit also may lead to an audit of a Member's individual tax return and adjustments to items unrelated to an investment in Membership Interests.

Determinations of Company Items at Company Level. For purposes of reporting, audit, and assessment of additional federal income tax, the tax treatment of "Company items" is determined at the Company level. Each Member must report these items on his or her individual tax return consistently with the Company determination. The IRS cannot generally make adjustments to Company items of an individual Member without first conducting an administrative proceeding at the Company level as to the correctness of the Company's treatment of the item. An individual Member may not file suit for a credit or refund arising out of a Company item without first filing a request for an administrative proceeding by the IRS at the Company level. Individual Members are entitled to notice of these administrative proceedings and decisions made at the proceedings, except in the case of Members with less than a 1% profits interest if the Company has more than 100 Members. If a group of Members having an aggregate profits interest of 5% or more in the Company so requests, however, the IRS must also mail notices to a Member appointed by that group to receive notice. All Members, whether or not entitled to notice, are entitled to participate in the administrative proceedings at the Company level. All Members in the Company, including those not entitled to notice, may be bound by a settlement reached by the Company's "tax matters partner," who will be Larry Manikowski. If a proposed tax deficiency is contested in any court by any Member or by the tax matters partner, all Members in the Company may be deemed parties to that litigation and bound by the result reached therein.

Administrative Costs. The Managers generally intend to take the position that administrative costs reimbursed to the Managers and the management fee are deductible in the year of payment. To the extent that an administrative cost is determined to constitute an organization, syndication, or other nondeductible cost, it will not give rise to a deduction in the year of payment but will instead be deductible (if at all) only over some period of time. This will be the case with respect to syndication expenses, placement fees, and due diligence fees. The determination of the portion (if any) of the administrative cost that is deductible and the timing of any such deduction are factual issues. Therefore, the Managers are unable to render an opinion as to the amount, if any, of the administrative cost reimbursement that will be deductible or amortizable.

Special Features of Oil and Gas Taxation

Following is a summary of some of the principal features of United States federal income taxation of oil and gas operations that may apply to the Company and the operations on the Company's oil and gas properties.

Lease Acquisition Costs. The cost of acquiring oil and gas leasehold or similar property interests is a capital expenditure that must be recovered through depletion deductions if the lease is productive. See "—Special Features of Oil and Gas Taxation – Depletion" below. If a lease is proved worthless and abandoned, the cost of acquisition less any depletion claimed may be deducted as an ordinary loss in the year the lease becomes worthless. See "—Special Features of Oil and Gas Taxation – Depreciation" below.

Geophysical Costs. For tax years beginning before August 9, 2005, the cost of geophysical exploration must be capitalized as a lease acquisition cost if a property is (or may be) acquired or retained on the basis of data from the exploration; otherwise the costs may generally be deducted as ordinary expenses. For tax years beginning on or after August 9, 2005, costs of geophysical exploration within the United States, including costs allocable to properties that are retired or abandoned, may only be recovered ratably over a 24-month period.

Operating and Administrative Costs. Amounts paid for operating a producing well are generally deductible as ordinary business expenses. Administrative costs, saltwater disposal fees, and other specific expenditures should be deductible to the extent they constitute ordinary and necessary business expenses that are reasonable in amount and to the extent they do not produce significant benefits that extend beyond the year incurred.

Intangible Drilling Costs. Except as provided below, owners of working interests in oil and gas properties may elect to deduct intangible drilling costs that they incur, such as expenditures for drilling, labor, wages, hauling, fuel, supplies, and other costs incident to and necessary for the drilling and preparation of wells for production. The Company intends to elect to deduct all intangible drilling costs. Assuming proper elections, each Member will be entitled to deduct his or her distributive share of the intangible drilling costs incurred by or allocable to the Company, subject to the basis, at risk and passive activity loss limitations discussed below. See "—Special Features of Oil and Gas Taxation – Basis and At Risk Limitations" and "—Special Features of Oil and Gas Taxation – Passive Activity Loss Limitations." Any intangible drilling costs allocable to the Company and incurred before the Company's formation are not deductible by the Members even if paid by the Company. These costs must be capitalized as lease acquisition costs. See "—Special Features of Oil and Gas Taxation – Lease Acquisition Costs."

Only that portion of the intangible drilling costs attributable to the Company's smallest working interest in each well through "capital payout" may be deducted. Capital payout occurs when the gross income attributable to the operating mineral interest in the initial wells to be drilled on the Company's oil and gas properties, after deducting applicable royalties, overriding royalties, production payments, shut-in payments, rentals, other similar burdens and taxes (except income taxes), equals the sum of (i) all leasehold acquisition costs, (ii) 100% of the cost and expense incurred in drilling, testing, completing, equipping, and operating (inclusive of workover or recompletion costs) the well, and (iii) other expenses directly attributable to that prospect. Intangible drilling costs, along with tangible equipment costs, allocable to working interests held by others in the wells must be capitalized as the cost of acquiring the working interest. As an example, if the Company owns a 10% working interest in one of the wells, and if the well is operated under a joint operating agreement that has elected not to be treated as a partnership for federal income tax purposes, the Company may deduct only 10% of the total costs incurred by all working interest owners for that well. Any costs of that well paid by the Company above that threshold must be capitalized.

Some capital contributions to the Company may be expended in one year for services to be performed in the next year. The Company may deduct those expenses in the year incurred only if "economic performance" occurs in the year of payment or, subject to limitations, within 90 days after the close of the year, and all other requirements for deductions by accrual basis taxpayers are met. In the case of the drilling of an oil and gas well by an entity such as the Company, "economic performance" is generally deemed to occur when the well is spudded (*i.e.*, boring is commenced). Even if all these requirements are met, Members will be entitled to deduct their share of any such prepayments only to the extent of the "cash basis" of their interests, determined without regard to any liability of the

Company or any amount borrowed by a Member with respect to the Company. If any of these requirements are not satisfied in the year the expense is incurred, deductions attributable to the expense would be deferred to the subsequent year in which the contract to which the expense relates is performed and subject to the tax law in effect at that time. The deductibility of any intangible drilling costs by the Company in the year incurred is an inherently factual determination predicated largely on future events. Accordingly, the Managers are unable to express an opinion as to the deductibility in a given year of any intangible drilling costs paid or incurred in a year prior to the performance of the drilling activities to which the costs relate. If Members are admitted to the Company late in a calendar year and the Company expends a substantial portion of its capital or contracts for required prepayments in that year that do not meet the requirements discussed above, a significant portion of any material tax benefits associated with an investment in the Company that would otherwise be realized in the year of admission would be deferred to a subsequent year or years and subject to the tax law in effect at such time. Allocations of intangible drilling costs to a Member admitted to the Company late in the calendar year will be made in accordance with conventions allowable under applicable law.

Subject to the limitations discussed above, a Member who qualifies as an "independent producer" will be entitled to deduct his or her full share of domestic intangible drilling costs for federal income tax purposes. (See "—Special Features of Oil and Gas Taxation – Depletion.") A Member who does not qualify as an "independent producer" may currently deduct 70% of the intangible drilling costs and may amortize the remaining 30% of such costs over a period of 60 months, except that all costs of dry holes may be deducted in the year the drilling is completed.

Previously deducted intangible drilling costs will be recaptured as ordinary income upon the disposition by the Company of property to which the deductions relate (to the extent of the gain recognized) or upon the disposition by a Member of his or her interests. See "—Special Features of Oil and Gas Taxation – Sale of Gas Property" and "– Special Features of Oil and Gas Taxation – Sale of Interests."

Depreciation. The cost of equipment such as casing, tubing, tanks, pumping units, and other similar property may not be deducted currently. Such costs must be capitalized and recovered through depreciation. The depreciation deduction for most equipment used in domestic oil and gas exploration and production is calculated using an accelerated recovery method and a seven-year recovery period. Each Member will be entitled to his or her distributive share of the Company's depreciation deductions, subject to the general restrictions discussed in this offering circular.

Depletion. The owner of an economic interest in an oil and gas property is entitled to the greater of percentage depletion or cost depletion with respect to oil and gas properties that qualify for these depletion methods. In the case of partnerships, the depletion allowance must be computed separately by each partner and not by the partnership. Notwithstanding this requirement, the Company will compute a "simulated depletion allowance" solely for the purposes of maintaining capital accounts.

Cost depletion for any year is determined by multiplying the number of units (*e.g.*, barrels of oil) sold during the year by a fraction, the numerator of which is the cost of the mineral interest and the denominator of which is the estimated recoverable units of reserve. In no event may the cost depletion exceed the adjusted basis of the property to which it relates.

Except as discussed below, a Member may use the percentage depletion method to compute depletion deductions with respect to each of the Company's oil and gas properties. Members must compute their own depletion allowance and maintain records of the adjusted basis of property for depletion and other purposes. While the Company will furnish the Members with information relating to this computation, these requirements may impose an administrative burden on a Member.

Percentage depletion is calculated by the owner of an economic interest in an oil or gas property, or a partner in a partnership (such as the Company) that holds such an economic interest, as an amount equal to 15% (and in the case of marginal production an additional 1%, subject to a maximum increase of 10%, for each whole dollar by which $20 exceeds the average domestic wellhead price for crude oil for the immediately preceding fiscal year) of his or her gross income from the depletable property for the taxable year. The percentage depletion deduction with respect to any property is limited to 100% of the taxable income of the owner, or partner, from the property for each taxable year, computed without the depletion allowance. This 100% of taxable income limitation does not apply with respect to marginal production through 2005. See also "—General Tax Provisions – Alternative Minimum Tax."

Percentage depletion is generally available only with respect to domestic oil and gas production of certain "independent producers," which, in general, are persons not directly or indirectly involved in the retail sale of oil, natural gas, or derivative products or the operation of a major refinery (*i.e.*, the Member's and related persons' average daily refinery runs for the taxable year do not exceed 75,000 barrels of oil). An independent producer may deduct percentage depletion only to the extent his or her average daily production of domestic crude oil, or the natural gas equivalent, does not exceed 1,000 barrels. This depletable amount may be allocated between crude oil and natural gas production, with 6,000 cubic feet of domestic natural gas production regarded as equivalent to one barrel of crude oil. The 1,000 barrel limitation must be allocated among the independent producer and controlled or related persons and family members in proportion to the respective production by such persons during the period in question.

In addition to the foregoing limitation, the percentage depletion deduction otherwise available is limited to 65% of the taxpayer's total taxable income for the year computed without regard to depletion on production allowable to independent producers or to any net operating loss or capital loss carryback to the taxable year. Any percentage depletion deduction disallowed because of the 65% limitation may be deducted in the following taxable year if the percentage depletion deduction for that year plus the deduction carryover does not exceed 65% of the taxpayer's total taxable income for the year. The carryover period resulting from the 65% net income limitation is indefinite.

Depletion deductions reduce the Member's adjusted basis in the property. Unlike cost depletion, however, deductions computed under the percentage depletion method are not limited to the adjusted basis of the property or the Member's basis in his or her interest in the Company; the percentage depletion amount continues to be allowable as a deduction after the adjusted basis has been reduced to zero.

All or a portion of any gain recognized on the disposition of a depletable property or of Membership Interests may be taxed as ordinary income to the extent of recapture of depletion deductions, except for percentage depletion deductions in excess of the basis of the property. See "—Special Features of Oil and Gas Taxation – Sale of Property" and "—Special Features of Oil and Gas Taxation – Sale of Interests."

Because depletion will be computed separately by each Member and not at the Company level, no assurance can be given as to the availability or extent of percentage depletion deductions to the Member.

Each Member should consult with his or her personal tax advisor to determine whether percentage depletion would be available.

Qualified Domestic Production Deduction. A partner in a partnership may take a deduction with respect to "qualified production activities income" of the partnership. This deduction is equal to a percentage of the lesser of the qualified production activities income of the partner or, in the case of an individual, the partner's adjusted gross income. The applicable percentage is 3% for 2005 and 2006, 6% for 2007 through 2009, and 9% thereafter. The deduction is limited to 50% of W-2 wages. For purposes of calculating a Member's W-2 wages, the Member includes his or her allocable share of the Company's W-2 wages and the Member's W-2 wages from other sources allocated or attributable to his or her other qualified production activities.

Qualified production activities income equals the excess, if any, of the taxpayer's domestic production gross receipts over the deductions, expenses or losses (including cost of goods sold) allocable to the receipts and a ratable portion of the deductions, expenses and losses not allocable to the receipts or another class of income. Domestic production gross receipts include receipts derived from any sale, exchange or other disposition of tangible personal property extracted by the taxpayer in whole or in significant part within the United States. If the Company extracts oil and gas within the United States, the receipts from the sale of that oil and gas should constitute domestic production gross receipts. Each Member will be allocated a portion of these domestic production gross receipts and all allocable and non-allocable deductions, expenses and losses and may be entitled to utilize this deduction. Each Member should consult with his or her personal tax advisor to determine whether the qualified domestic production deduction would be available to him or her.

Because the qualified domestic production deduction will be computed separately by each Member and not at the Company level, no assurance can be given as to the availability or extent of these deductions to Members.

Passive Activity Loss Limitations. Generally, a taxpayer can deduct losses from "passive activities" only against income from passive activities and can utilize passive activity tax credits only to offset the tax attributable to passive activity income. A taxpayer cannot use passive activity losses to offset personal earnings, active business income, or investment or portfolio income, such as interest, dividends, royalties, or gains from the sale of assets that generate investment or portfolio income, and cannot reduce his or her tax liability attributable to those items with passive activity credits.

A passive activity is generally defined as any activity that involves the conduct of a trade or business in which the taxpayer does not materially participate. Because the Company's Managers will have exclusive and complete discretion in the management and control of the Company's business, and the Members will not have any power to participate in, manage or control the business and affairs of the Company other than consent and approval rights for certain decisions, the Members should not be considered as materially participating in the Company's activity. The Members' distributive shares of the Company's losses and deductions should therefore be subject to the passive activity loss limitations. Consequently, a Member's share of losses and deductions from the Company in a given year may be deducted only to the extent of his or her share of income from the Company and any income from other passive activities in that year. Passive activity losses that may not be utilized because of the passive activity loss limitations may be carried forward to offset passive activity income in subsequent years.

Interest income, including interest from any production payments treated as loans for federal income tax purposes and interest from the investment of the Company's working capital, and royalty income are treated as portfolio income under the passive activity rules and are not considered to be income from a passive activity. The Treasury Department, moreover, has the authority to prescribe regulations "requiring net income or gain from a limited partnership or other passive activity to be treated as not from a passive activity." Although no such regulations have been issued to date, no assurance can be given that subsequent regulations will not retroactively characterize various items of Company income as non-passive.

When a partnership disposes of an activity, the partners can deduct their suspended passive activity losses attributable to that activity. Although unclear, each oil or gas property may constitute a separate activity for purposes of the passive activity rules. Assuming that each oil or gas property is a separate activity, whenever the Company sells its entire interest in an oil or gas property to an unrelated party or abandons it, each Member will then be able to deduct any suspended passive activity losses attributable to that property. If the Company disposes of only part of its interest in a property, however, Members will be able to offset only their suspended passive activity losses attributable to that property against the gain on the disposition. Any remaining suspended passive activity losses will remain suspended. Notwithstanding whether an oil and gas property is a separate activity, when a Member sells all of his or her interest in the Company, he or she will be able to deduct all of his or her suspended passive activity losses attributable to the Company.

The passive activity rules do not apply to corporations, other than S corporations, personal service corporations, and closely held C corporations. A closely held C corporation is a corporation in which not more than five individuals own, directly or indirectly, more than 50% of the value of the outstanding stock during the last half of the year. An additional exception from the passive activity rules applies to closely held C corporations that are not personal service corporations. Such closely held C corporations may deduct passive activity losses against all their income except portfolio income.

A special provision of the passive activity rules applies to publicly traded partnerships. If this special provision were to apply to the Company, additional limitations would apply, the most significant of which is that a Member could deduct his or her share of losses and deductions from the Company only against his or her share of passive activity income from the Company. The definition of "publicly traded partnership" for purposes of this special provision is the same as the definition of "publicly traded partnership" in Section 7704 of the Code, except that this special provision does not include the 90% gross income exception. See "—Partnership Taxation – Partnership Classification." Based on the anticipated lack of public trading or public markets for the interests, the Managers believe that the Company will not be treated as a "publicly traded partnership" for purposes of the application of the passive activity loss limitations.

Limitations on Interest Deductions. Generally, a taxpayer may deduct "investment interest" only to the extent of his or her "net investment income." The taxpayer may carry forward any unused investment interest to later years when he or she has additional net investment income. Investment interest is interest paid on debt incurred or continued to acquire or carry property held for investment. Net investment income includes gross income and gains from property held for investment reduced by any expenses directly connected with the production of the income and gains. To the extent interest is attributable to a passive activity, it is treated as a passive activity deduction and is subject to limitation under the passive activity rules, not the investment interest limitation rules.

Interest expense on debt used by a taxpayer to purchase or carry an interest in a passive activity will be taken into account in computing the taxpayer's income or loss from the passive activity. There are detailed tracing and allocation rules with respect to the allocation of interest expense to specific expenditures. As a result, the deductibility of interest expense by a Member will depend on the Member's personal tax situation. Potential Members who contemplate using borrowed funds to purchase Membership Interests are urged to consult with their tax advisors with respect to the application and interaction of the investment interest and passive activity limitations.

Interest on indebtedness incurred or continued to purchase or carry tax-exempt securities is not deductible. Members who currently own or anticipate acquiring tax-exempt securities and contemplate purchasing interests with borrowed funds are urged to consult with their tax advisors.

Because the deductibility of any interest expense by a Member will depend on the Member's personal tax situation, the Managers are unable to express any opinion regarding the federal income tax treatment of interest expense on indebtedness incurred by a Member to acquire his or her Membership Interests.

For Profit Limitation. In addition to the passive activity limitations discussed above, an individual who engages in an activity without the intent to make an economic profit therefrom aside from federal income tax benefits may not take deductions attributable to the activity in excess of the gross income he or she derives from the activity, except for deductions allowable without regard to profit motive. Thus, in any taxable year in which the deductions of the Company exceed its gross income, any Member who invested in the Company without the requisite economic profit motive may be unable to deduct substantially his entire distributive share of the excess.

Basis and At Risk Limitations. Except as described above, a Member may not deduct in any year any amount attributable to his or her share of Company losses (if any) that exceeds his or her adjusted tax basis in his or her Membership Interest at the end of the Company tax year. See "– Special Features of Oil and Gas Taxation –Depletion." A Member's initial adjusted tax basis in his or her Membership Interest will equal his or her cash contributions to the Company. The Member's basis will be increased by any additional cash contributions when made, by the Member's distributive share of the Company's income and gain and by his or her share of certain Company borrowings. The Member's basis will be decreased, but not below zero, by distributions from the Company, the Member's distributive share of Company losses, depletion deductions on his or her share of the oil and gas income of the Company, and any decrease in his share of Company borrowings. Decreases in a Member's share of liabilities that have given rise to a basis increase will be treated as distributions of cash and will thus reduce basis.

In addition to the limitation of losses to a Member's adjusted tax basis, losses allocable to a Member in excess of allocable income during a taxable year may be deducted only to the extent the Member is "at risk" at the close of the taxable year. A Member will be at risk with respect to the amount of money he or she contributes to the Company, assuming the Member uses his or her personal funds to make the contribution or borrows the funds on a recourse basis from a lender unrelated to the Company, and amounts borrowed for use in the Company for which the Member is personally liable. The at risk amount will be increased by the Member's share of Company income and gains and the amount by which the Member's percentage depletion deductions with respect to Company property exceed the Member's share of the basis of such property. A Member will not be at risk with respect to amounts protected against loss through nonrecourse financings, guarantees, stop-loss agreements, or "other similar arrangements" or with respect to amounts borrowed from other parties having an interest in the Company, family members or other related parties. The at risk amount is reduced by the amount of the allowable losses for the taxable year, the amount of distributions made to the Member and the Member's depletion deductions, and the reduced amount determines the extent to which losses sustained in future years will be deductible. Any loss disallowed as a result of the application of the at risk provisions may be deducted in future years to the extent the Member increases his or her amount at risk. Losses deducted in any year are subject to recapture in a later year at ordinary-income rates in the event, and to the extent, a taxpayer's adjusted amount at risk falls below zero.

The at risk limitation applies on an activity-by-activity basis, and in the case of oil and gas properties, each property is treated as a separate activity. Thus, a Member's interest in each oil or gas property is treated separately so that a loss from any one property is limited to the at risk amount for that property and not the at risk amount for all the Member's oil and gas properties. It is uncertain how this rule is implemented in the case of multiple oil and gas properties owned by a single partnership. However, for taxable years ending on or before the date on which further guidance is published, the IRS will permit aggregation of properties owned by a partnership, such as the Company, in computing a partner's at risk limitation with respect to the partnership. If a Member must compute his or her at risk amount separately with respect to each property owned by the Company, he or she may not be allowed to utilize his or her share of losses or deductions attributable to a particular property even though he or she has a positive at risk amount with respect to the Company as a whole.

Sale of Property in General. When the Company sells property, it will recognize gain to the extent that the amount realized on the sale exceeds its basis in the property, and it will recognize loss to the extent that its basis exceeds the amount realized. In the case of a sale of an oil or gas property, each Member will compute his or her gain or loss individually based on his or her share of the amount realized, as allocated to him or her under the Operating Agreement, and his or her share of the basis in the property. The amount realized will include the amount of money received and the fair market value of any other property received. If the purchaser assumes a liability in connection with the sale or takes the property subject to a liability, the amount realized will include the amount of the liability.

If gain is recognized on the sale, the portion of the gain that is treated as recapture of intangible drilling cost, depletion or depreciation deductions will be treated as ordinary income and the remainder will generally constitute "Section 1231 gain." If loss is recognized on the sale, the loss will generally constitute "Section 1231 loss."

Each Member will be required to report his or her share of the portion of the gain that constitutes recapture as ordinary income and must also take into account his or her share of the Section 1231 gains and losses along with his or her Section 1231 gains and losses from other sources. The characterization of the Member's share of the Section 1231 gains and Section 1231 losses attributable to Company properties as either ordinary or capital will depend on the total amount of the Member's Section 1231 gains and the total amount of his or her Section 1231 losses from all sources for the year. Generally, if the total amount of the gains exceeds the total amount of the losses, all the gains and losses will be treated as capital gains and losses, and if the total amount of the losses exceeds the total amount of the gains, all the gains and losses will be treated as ordinary income and losses. A Member's net Section 1231 gains, however, will be treated as ordinary income to the extent of the Member's net Section 1231 losses during the immediately preceding five years, reduced by the Section 1231 losses previously recaptured under this rule.

Sale of Net Profits Interests to Bayhorse Holdings. As discussed in the description of the offering, the Company intends to sell net profits interests in the oil and gas prospects it acquires to Bayhorse Holdings. The Company, moreover, expects to sell these interests at a gain. If the sales of the net profits interests occur during the first year after the oil and gas prospects are acquired, which is anticipated, or to the extent deductions have been claimed for intangible drilling costs or depletion, the gain on these sales would be taxable at ordinary-income rates of up to 35% at the federal level.

Although the Company anticipates incurring expenses that offset at least a portion of the gain recognized on these sales (i.e., the excess of the amount realized over the basis allocable to the interest sold), the Managers cannot ensure that sufficient expenses will be incurred to offset all such gain. Any gain that is recognized and not matched by offsetting deductions in the year of the sale will be currently taxable to Members. Because the Company expects to use the proceeds from the sales of net profits interests to finance its activities, it is unlikely that the Company would be in a position to make cash distributions to Members to pay this tax or any applicable state and local taxes. Members would therefore be expected to pay these taxes from their own resources.

The fact that Members may have taxable income from these sales will not affect the applicability of the passive activity loss limitations to losses incurred in later years (i.e., losses and deductions from the Company in a given year may be deducted only to the extent of a Member's share of income from the Company and other passive activities in that year). See "Federal Income Tax Considerations – Special Features of Oil and Gas Taxation – Passive Activity Loss Limitations."

Apart from triggering taxable gain (or loss, if the amount realized on the sale is less than the Company's basis allocable to the net profits interest sold), Bayhorse Holdings' purchase and ownership of the net profits interests should have no further federal income tax consequences to Members. If the IRS successfully argues, however, that the net profits interests are in fact working interests or interests in the Company's capital or profits, deductions (or some portion thereof) allocable to the Company's property may be disallowed to the Company's Members to the extent they exceed the income from the property. While the Managers will endeavor to structure the interests sold to Bayhorse Holdings as net profits interests, there can be no assurance that they will be respected as such.

Termination of the Company. When the Company terminates, each Member will be taxable, in the taxable year in which the termination occurs, on his or her share of Company income, gain, loss, and deduction arising prior to the date of termination. Members must also take into account their shares of gains or losses resulting from the sale or other disposition of Company assets in liquidation of the Company.

Upon the termination of the Company, each Member will be required to recognize gain to the extent that the amount of money distributed to him or her exceeds the basis of his or her interests or his or her amount at risk with respect to the Company. See "Federal Income Tax Considerations—Special Features of Oil & Gas Taxation – Basis and At Risk Limitations." A Member will recognize no loss unless he or she receives only money, unrealized receivables, and inventory. In such a case, the Member could recognize loss to the extent that the basis of his or her Membership Interest exceeds the aggregate of the money and the basis to the Company of the property received. If, however, a Member receives more or less than his or her share of ordinary income items, including potential recapture of intangible drilling cost, depletion, and depreciation deductions, the Member will be required to recognize ordinary income or loss to that extent.

A Member's basis in any distributed property will be equal to the basis of his or her Membership Interest, reduced by any money received. The Member's basis will first be allocated to ordinary income assets in an amount equal to the Company's basis in those assets, which will generally be zero. Any remaining basis will be allocated, in general, to other properties to the extent of the Company's basis in those properties, subject to reallocation among properties to reduce the disparity between the basis and the value of properties to the extent possible.

Thus, basis increases are allocated to properties with unrealized appreciation and basis decreases are allocated to properties with unrealized depreciation. Any basis adjustment remaining after the distributing Company's basis has been fully carried over and reallocated is first allocated among those properties with unrealized appreciation to the full extent of each property's unrealized appreciation. To the extent the increase is not fully allocated at this point, it is allocated in proportion to the properties' respective fair market values.

Sale of Interests. When a Member sells a Membership Interest, the Member will recognize gain or loss measured by the difference between the amount realized on the sale and his or her basis in the Membership Interest sold. The Member's amount realized will be the selling price plus his or her share of any liabilities that increased his or her basis in the Membership Interest. For a discussion of the computation of the tax basis in Membership Interests, see "—Special Features of Oil & Gas Taxation – Basis and At Risk Limitations."

To the extent the portion of the amount realized attributable to ordinary income items (including potential recapture of intangible drilling cost, depletion, and depreciation deductions) exceeds the portion of the basis allocable to those items, which will generally be zero, the gain will be ordinary income. Therefore, a substantial portion of any gain realized upon the sale of Membership Interests may constitute ordinary income. So long as a Member holds his or her Membership Interests as a capital asset (generally, an asset held as an investment), the remainder of the gain will be capital gain and any loss will be capital loss. The Member will be required to recognize the full amount of the ordinary income portion even if it exceeds the overall gain on the sale (in which event the Member will also recognize capital loss to the extent the ordinary income exceeds the overall gain) or there is an overall loss on the sale (in which event the Member will recognize an offsetting capital loss equal to the ordinary income portion and an additional capital loss equal to the overall loss on the sale). Gain or loss realized by a Member upon a sale will generally constitute passive income or loss; thus, any such loss may be used to offset active income only on a complete disposition of the Member's Membership Interests. See "Federal Income Tax

Considerations—Special Features of Oil & Gas Taxation – Passive Activity Loss Limitations."

Net capital gains of individual taxpayers are currently taxed at a maximum statutory rate (generally 15% for 2005 for capital assets held for more than 12 months) that is less than the maximum statutory rate applicable to other income recognized in 2005 (35%). Net capital gains means the excess of net long-term capital gains over net short-term capital losses.

Upon the sale of Membership Interests, the Company's basis in its assets will be adjusted for the benefit of the purchaser to reflect the gain or loss realized by the selling Member on the sale only if the Company has made an election under Section 754 of the Code or if the Company's adjusted basis in Company property exceeds the fair market value of that property by more than $250,000. As a result of the tax accounting complexities inherent in, and the substantial expense attendant to, the election to adjust the tax basis of Company property on sales of Membership Interests, the Managers do not currently intend to make this election on behalf of the Company. Under the Operating Agreement, this election may be made only with the consent of the Managers, unless requested by Members owning a Majority Interest. The absence of any such election and of the power to compel the making of such election other than by a Majority Interest of Members may reduce the value of interests to a potential transferee and may be an additional impediment to the transferability of Membership Interests. In any event, the Company may nevertheless be required to undertake the expense of adjusting the tax basis of Company property upon the sale of Membership Interests if the fair market value of Company property declines below the Company's adjusted basis in the property.

A Member who sells his or her Membership Interest must notify the Company of the transaction. This notice must be given in writing within 30 days of the sale, or, if earlier, by January 15 of the year following the year in which the sale occurs, and must include the names and addresses of the buyer and seller, the taxpayer identification numbers of the buyer and seller, if known, and the date of the sale. A Member who fails to furnish the relevant information to the Company may be penalized $50 for each such failure, unless it is shown that the failure was due to reasonable cause and not willful neglect. In addition, the Company will be required to notify the IRS of any sale of Membership Interests of which it has notice or knowledge and to report the names, addresses, and taxpayer identification numbers of the buyer and seller, along with other required information. The Company is also required to provide copies of the information it provides to the IRS to the buyer and seller. Members should consult with their own tax advisors, however, regarding their particular reporting requirements.

Farmouts and Back-in Interests. One of the various ways in which the Company may acquire an oil and gas lease is through a farmout. Some farmouts may be characterized for tax purposes as partnerships entered into by the

Company and the other party to the farmout. The manner in which the parties to these farmouts agree to allocate income, gain, loss, deduction, and credit, or any item of income, gain, loss, deduction and for credit, may be disallowed under Section 704 of the Code. See "– Partnership Taxation – Allocations." If the farmout does not create a partnership but rather a co-ownership arrangement, the Company may be required to capitalize a portion of the intangible drilling costs paid in excess of its fractional share of the working interest acquired under the agreement. See "– Partnership Taxation – Partnership Classification." One type of farmout in which the Company might be involved is a transaction in which, in exchange for the drilling of a well on a particular drill site, the drilling party becomes entitled to an assignment of 100% of the leasehold interest in the drill site acreage until such time as its drilling, completion and production costs are recovered out of production therefrom, with a lesser percentage thereafter, and a lesser fractional interest in the portion of the tract exclusive of the drill site acreage. The IRS has ruled, in Revenue Ruling 77-176, 1977-1 C.B. 77, that any transfer of rights in property other than the drill site acreage in this type of transaction would be deemed a sale of such other property by the party transferring the property on which gain or loss is realized. The IRS further ruled that, while the party receiving the acreage and incurring the cost of drilling the well on the drill site may elect to deduct such costs as intangible drilling and development costs, such party would realize ordinary income equal to the value of the acreage earned exclusive of the drill site acreage.

The Managers will attempt to structure any farmout or similar transaction in a way that either eliminates or minimizes to the fullest extent possible the tax consequences set forth in this ruling and the other adverse tax consequences described above. Nonetheless, the ruling may have adverse tax implications for the Company if and when the Company enter into farmouts, since the Company may recognize gain or loss on the transfer or receipt of an interest in the property.

General Tax Provisions

Following is a brief summary of some additional federal income tax laws that may affect a Member.

Alternative Minimum Tax. The individual alternative minimum tax is imposed on income other than net capital gain at graduated rates of 26% and 28% on "alternative minimum taxable income" in excess of exemption amounts. The tax thus computed is reduced by the taxpayer's regular tax liability.

Alternative minimum taxable income is computed by increasing regular taxable income by tax preference items and recomputing certain items. For an individual taxpayer, adjustments include such items as the difference between accelerated depreciation deductions and depreciation deductions under the alternative system of Section 168(g) of the Code using the 150 percent declining balance method with respect to tangible personal property and the straight-line method with respect to real property.

An adjustment is also made for the difference between the intangible drilling costs deducted for the year and the amount that would have been deducted if those costs had been recovered over 120 months, to the extent that difference is greater than 65% of the amount of net income from oil and gas properties. An "independent producer" will include this adjustment only to the extent the amount of the adjustment exceeds 40% of the alternative minimum taxable income, computed with the full adjustment but without the alternative tax net operating loss deduction.

The passive activity limitations also apply for purposes of computing alternative minimum taxable income, although tax preference items taken into account for purposes of the passive activity rules are not taken into account in computing alternative minimum taxable income.

Corporations are subject to an alternative minimum tax of 20% of alternative minimum taxable income to the extent that such amount exceeds the greater of (a) the corporation's federal income tax liability or (b) certain exemption amounts. Corporate items of tax preference include items similar to those described above for individuals, and a number of additional items.

Because a Member's liability for the alternative minimum tax is computed by taking into account his or her regular income tax liability, the extent to which any tax preference items directly or indirectly resulting from an investment in Membership Interests would be subject to the alternative minimum tax will depend on the facts of his or her particular situation. For a taxpayer with substantial tax preference items, the alternative minimum tax could reduce the after-tax economic benefit of his or her investment in the Company. Each potential Member should consult with his or her tax advisor concerning the impact of the alternative minimum tax on his or her investment in Membership Interests.

Reportable Transactions. A material advisor with respect to a reportable transaction must file a return and maintain lists of investors, which list must be made available to the Secretary of the Treasury upon request. A transaction is a "reportable transaction" if it is a (1) listed transaction, (2) a loss transaction, (3) a book-tax-difference transaction, (4) a tax credit transaction involving brief holding periods, (5) a confidential transaction or (6) a transaction with contractual protection. In addition, any participant in a reportable transaction must file IRS Form 8886 with its annual tax returns and with the IRS Office of Tax Shelter Analysis.

It is the Manager's position that an investment in the Company should not constitute a reportable transaction and that the Company should not itself be considered to participate in a reportable transaction as a result of the activities contemplated by this offering circular. Each prospective Member, however, should consult with his or her own tax advisor to determine his or her disclosure obligations (if any) under these rules.

Changes in Federal Income Tax Laws. Significant and fundamental changes in the nation's federal income tax laws have been made in recent years and additional changes are likely. Any such change may affect the Company and the Members. Moreover, judicial decisions, regulations or administrative pronouncements could adversely affect the tax consequences of an investment in the Company. See "Risk Factors—Tax Status and Federal Income Tax Risks—Changes in Federal income tax laws could affect the tax consequences of the Company."

Compliance Provisions. Taxpayers are subject to several penalties and other provisions that encourage compliance with the federal income tax laws, including an addition to tax of 20% of a "substantial understatement" of federal income tax and a separate addition to tax of 20% of a "reportable transaction understatement" of federal income tax, which is increased to 30% if the transaction was not adequately disclosed (as described above). The addition for substantial understatements is imposed if an understatement of tax exceeds the greater of (a) 10% of the tax required to be shown on the return or (b) $5,000 (in the case of corporation other than an S corporation or personal holding company, a substantial understatement is an understatement that exceeds the lesser of 10% of the tax required to be shown on the return (or, if greater, $10,000) or $10,000,000). The addition for reportable transaction understatements is imposed if a significant purpose of the transaction is the avoidance or evasion of Federal income tax.

Except in the case of understatements attributable to "tax shelter" items, an item of understatement will not give rise to the penalty if (a) there is or was "substantial authority" for the taxpayer's treatment of the item or (b) all facts relevant to the tax treatment of the item are disclosed on the return or on a statement attached to the return and there was a reasonable basis for the tax treatment. In the case of partnerships, the disclosure is to be made on the return of the partnership. However, an individual partner may make adequate disclosure with respect to partnership items if specific conditions are met.

In the case of understatements attributable to "tax shelter" items, the penalty may be avoided only if the taxpayer establishes that there was reasonable cause for the underpayment and that the taxpayer acted in good faith with respect to the underpayment. A "tax shelter" item is one that arises from a partnership or other form of investment a significant purpose of which is the avoidance or evasion of federal income tax. Members are urged to consult with their own tax advisors with respect to the possible application of the substantial understatement penalty.

With respect to reportable transaction understatements, a taxpayer can avoid the penalty only by establishing that there was reasonable cause for the underpayment and that the taxpayer acted in good faith with respect to the underpayment. A taxpayer will be unable to establish reasonable cause and good faith unless the transaction was adequately disclosed (as described above), there was substantial authority for the taxpayer's treatment of the item and the taxpayer reasonably believed that the treatment was more likely than not the proper treatment. As stated above, it is the Manager's position that an investment in Membership Interests should not be a reportable transaction and that the Company should not be considered to engage in any reportable transactions as a result of the activities contemplated by this offering circular. However, due to the potentially severe consequences for failing to adequately disclose a reportable transaction, Members are urged to consult with their tax advisors with respect to the characterization of the Company's activities and an investment in Membership Interests under the "reportable transaction" rules.

Consistency Requirements. Members must generally treat Company items on their federal income tax returns consistently with the treatment of the items on the Company's information return, unless the Member files a statement with the IRS identifying the inconsistency or otherwise satisfies the requirements for waiver of the consistency requirement. Failure to satisfy this requirement will result in an adjustment to conform the Member's treatment of the item with the treatment of the item on the Company return. Intentional or negligent disregard of the consistency requirement may subject a Member to substantial penalties.

Social Security Benefits; Self-Employment Tax. A Member's share of income or loss attributable to the Member's Membership Interest may constitute "net earnings from self-employment" for both social security and self-employment tax purposes. If a Member's share of Company income or loss is not "net earnings from self-employment," however, the Member will not earn any quarters of coverage or increased benefits under the Social Security Act. If a Member is receiving Social Security benefits, his or her taxable income attributable to his investment in interests may be taken into account in determining any reduction in benefits because of "excess earnings."

State Law Tax Aspects. The Company may operate in states and localities that impose taxes on the Company's assets, transactions or income or on each Member based on his or her share of any income derived from Company activities in those jurisdictions. Members may be required to file state tax returns and to pay the taxes described in the preceding sentence and may be subject to penalties for failure to comply with these requirements. Depending on the location of the Company's properties and applicable state and local laws, deductions or credits available to a Member for federal income tax purposes may not be available for state or local income tax purposes.

In certain jurisdictions, moreover, estate or inheritance taxes may be payable on the death of a Member due to operations of the Company in those jurisdictions. Therefore, a Member may be subject to income taxes, estate or inheritance taxes or both in states or localities in which the Company does business as well as in his or her own state or domicile.

INDIVIDUAL TAX ADVICE SHOULD BE SOUGHT

THE TAX CONSIDERATIONS ATTENDANT TO AN INVESTMENT IN THE COMPANY ARE COMPLEX AND VARY WITH INDIVIDUAL CIRCUMSTANCES. EACH PROSPECTIVE MEMBER SHOULD REVIEW THESE TAX CONSEQUENCES WITH HIS OR HER TAX ADVISOR.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. Vaughn's son is married to Mr. Manikowski's daughter.

Mr. Vaughn and Mr. Manikowski are the founders of the Company.

Mr. Vaughn and Mr. Manikowski have gifted 16.44% and 52%, respectively, of membership interests in Vaughn Holdings, LLC and Manikowski Holdings, LLC, Class B Members of the Company, to certain of their relatives and friends. Neither Mr. Vaughn nor Mr. Manikowski received any compensation for these gifts.

Three of the investors in the bridge notes had previously received gifts of interests in Manikowski Holdings, LLC from Mr. Manikowski.

Mr. Vaughn and Mr. Manikowski organized and founded the Company. Mr. Vaughn has spent a substantial amount of time over the past 7 years reviewing and analyzing seismic data for the area in which the prospects are located. He has traveled to this area on numerous occasions for a physical examination of the prospects. Mr. Manikowski has assisted in the preparation of this offering statement and the Company's proposed operations. These services are the basis of their ownership interests in the Company.

Bayhorse Holdings, LLC, is a Utah limited liability company, formed by Mr. Vaughn and Mr. Manikowski, to purchase a net profits interest in the Company's prospects. Mr. Vaughn and Mr. Manikowski are managers of Bayhorse Holdings but the investors in Bayhorse Holdings and Bayhorse Petroleum are separate and distinct. No investor in Bayhorse Holdings can be an investor in Bayhorse Petroleum and visa versa. For a more detailed description of Bayhorse Holdings, see "Bayhorse Holdings" on page 34.

We will pay the expenses of the offering, which we expect to be approximately $130,000.

LEGAL MATTERS

The validity of the Membership Interests offered hereby and certain other legal matters will be passed upon for us by Holland & Hart LLP.

EXPERTS

The Company has relied on Chisholm Bierwolf & Nilson, LLC as experts in auditing to provide the audit report used in the preparation of this Offering Circular.

WHERE YOU CAN FIND MORE INFORMATION

This offering circular is part of an offering statement that we have filed with the Securities and Exchange Commission. Because the rules and regulations of the SEC allow us to omit certain portions of the offering statement from this offering circular, this offering circular does not contain all the information set forth in the offering statement. You may review the offering statement and the exhibits filed with the offering statement for further information regarding us and our securities. The offering statement and its exhibits may be inspected at the SEC's public reference room facility located at 100 F Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

We are not currently subject to the information requirements of the Securities Exchange Act of 1934. For additional information about this offering circular, please contact us.

PART F/S

(1) Auditor's Report.

(2) 2005 Balance Sheet.

(3) 2005 Statement of Operations & Changes in Members' Capital.

(4) 2005 Statement of Cash Flows.

(5) 2005 Notes to Financial Statements.

BAYHORSE PETROLEUM, LLC

Financial Statements

December 12, 2005

CONTENTS


Chisholm
Bierwolf &
Nilson, LLC

Certified Public Accountants

533 West 2600 South, Suite 250
Bountiful, Utah 84010
Phone: (801) 292-8756
Fax: (801) 292-8809

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of Bayhorse Petroleum, LLC

We have audited the accompanying balance sheet of Bayhorse Petroleum, LLC as of December 12, 2005 and the related statements of operations and cash flows for the period from inception on April 6, 2005 through December 12, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bayhorse Petroleum, LLC as of December 12, 2005 and the results of its operations and cash flows for the period from inception on April 6, 2005 through December 12, 2005, in conformity with U.S. generally accepted accounting principles.

Chisholm, Bierwolf & Nilson

Chisholm, Bierwolf & Nilson, LLC
Bountiful, Utah
December 15, 2005

Bayhorse Petroleum, LLC
Balance Sheets

ASSETS

	December 12, 2005
Current Assets	
Cash	$ 100,040
Total Current Assets	100,040
Other Assets	
Deferred financing costs	100,393
Total Other Assets	100,393
Total Assets	$ 200,433

LIABILITIES AND MEMBERS' EQUITY

	December 12, 2005
Current Liabilities	
Accounts Payable	182,363
Notes Payable	100,000
Total Current Liabilities	282,363
Total Liabilities	282,363
Members' Equity	
Members' contribution	200
Net Loss	(82,130)
Total Members' Equity	(81,930)
Total Liabilities and Members' Equity	$ 200,433

The accompanying notes are an integral part of these consolidated financial statements.

Bayhorse Petroleum, LLC

Statement of Operations & Change in Members Captial

	For the Period from Inception on April, 6, 2005 through December 12, 2005
Revenues, Net	
Revenue	$ -
Total Revenues	-
Cost of Sales	
Product Costs	-
Total cost of sales	-
Gross Profit (Loss)	-
Operating Expenses	
General & Administrative	82,130
Total Operating Expenses	82,130
Net Operating Income (Loss)	(82,130)
Income (Loss) Before Income Taxes	(82,130)
Income Tax Expense	
Income Tax Expense	-
Total Income Tax Expense	-
Net Income (Loss)	$ (82,130)
Members Captial Beginning of Period	$ -
Member contributions	200
Members' Capital End of Period	$ (81,930)

The accompanying notes are an integral part of these consolidated financial statements.

Bayhorse Petroleum, LLC

Statements of Cash Flows

	For the Period from Inception on April, 6, 2005 through December 12, 2005
Cash Flows from Operating Activities:	
Net Income (Loss)	$ (82,130)
Change in Operating Assets and Liabilities:	
(Increase) Decrease in:	
Other Assets	(100,393)
Increase (Decrease) in:	
Accounts Payable	182,363
Net Cash Provided(Used) by Operating Activities	(160)
Cash Flows from Financing Activities:	
Cash advanced by Members	200
Principal Payments on Notes Payable	100,000
Net Cash Provided (Used) by Financing Activities	100,200
Increase (Decrease) in Cash	100,040
Cash and Cash Equivalents at Beginning of Period	-
Cash and Cash Equivalents at End of Period	$ 100,040
Non-Cash Investing and Financing Activities:	
Other Assets (syndication costs) offset by accounts payable	$ 100,393

The accompanying notes are an integral part of these consolidated financial statements.

BAYHORSE PETROLEUM, LLC
Notes to the Financial Statements
December 12, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Organization

Bayhorse Petroleum, LLC was formed on April 6, 2005 under the laws of the Sate of Utah, with the goal of developing and producing oil and gas in the Rocky Mountain West.

Bayhorse Petroleum, LLC is headquartered in Salt Lake City, Utah.

b. Accounting Method

The Company recognizes income and expense on the accrual basis of accounting. The Company has elected a December 31 year end.

c. Revenue Recognition

The Company recognizes oil and gas revenues when delivery to the customer has occurred and title has transferred.

d. Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

e. Receivables

The company establishes provisions for losses on accounts receivable if it determines that it will not collect all or part of the outstanding balance. The Company regularly reviews collectiblity and establishes or adjusts the allowance as necessary using the specific identification method.

f. Offering Costs

The Company capitalizes syndication costs, consisting of items incurred for the packaging and promotion of syndicating the Company. These include printing and preparation costs, legal costs, and tax opinions associated with the marketing of the offering. These costs will be offset against the offering proceeds upon its completion.

g. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

h. Recently Enacted Accounting Standards

Statement of Financial Accounting Standards ("SFAS") No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4", SFAS No. 152, "Accounting for Real Estate Time-Sharing Transactions - an amendment of FASB Statements No. 66 and 67", SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29", and SFAS No. 123 (revised 2004), "Share-Based Payment", were recently issued. Currently, none of the recent pronouncements apply to the Company or their effect on the financial statements would not have been significant.

i. Fair Value of Financial Instruments

The fair value of the Company's cash and cash equivalents, receivables, accounts payable and notes payable approximate carrying value based on their effective interest rates compared to current market prices.

NOTE 2 - INCOME TAXES

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The financial statements do not reflect a provision for income taxes.

NOTE 3 - NOTES PAYABLE

The Company has issued (10) unsecured, 6-month promissory notes @ $10,000 per note. These notes are dated December 12, 2005 and carry an 18% per annum interest rate, which shall accrue on the unpaid principal balance until paid in full. The entire balances of these notes are due and payable on June 12, 2006. The notes may be prepaid in whole or in part at any time without penalty.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company's managers are also managers of Bayhorse Holdings, LLC, a company formed on April 12, 2005 under the laws of the State of Utah, with the goal of acquiring net profits interest in Bayhorse Petroleum, LLC.

NOTE 4 - RELATED PARTY TRANSACTIONS (Continued)

Company Manager, L. Manikowski, funded the Company bank account opening with $200.

Two ($20,000) of the ten ($100,000) Promissory Notes were issued to Bayhorse Petroleum, LLC by L. Manikowski's relatives – sister-in-law and brother-in-law.

Three investors in the Bridge Promissory Notes had previously received gifts of interest in Manikowski Holdings, LLC from Mr. Manikowski.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company is currently not a party to any pending litigation, and is not aware of any threatened litigation.

NOTE 6 – PROPOSED OFFERINGS

a. Bayhorse Petroleum, LLC Offering

The Company is offering Membership Interests in Bayhorse Petroleum, LLC, a Utah limited liability company, not to exceed $2,900,000, in exchange for up to 39.19% ownership of the company.

b. Bayhorse Holdings, LLC Offering

Membership Interests are being offered in Bayhorse Holdings, LLC, a Utah limited liability company, not to exceed $2,000,000 in exchange for 100% ownership. Bayhorse Holdings, LLC will acquire net profits interests in Bayhorse Petroleum, LLC.

NOTE 7 – EMPLOYEES

The Company currently has 2 employees – the Managers of the Company. At some point in the future, employees may be added as necessary.

SIGNATURES

The issuer has duly caused this Amendment No. 3 to offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake City, State of Utah, on December 19, 2005.

BAYHORSE PETROLEUM, LLC
(Issuer)

By: /s/ Rodney L. Vaughn
Name: Rodney L. Vaughn
Title: Manager/Chief Executive Officer, President and Director

The offering statement has been signed by the following persons in the capacities and on the dates indicated.

By: /s/ Rodney L. Vaughn
Name: Rodney L. Vaughn
Title: Manager/Chief Executive Officer, President and Director
Date: December 19, 2005

By: /s/ Larry F. Manikowski
Name: Larry F. Manikowski
Title: Manager/Chief Financial Officer, Chief Operating Officer, Secretary, Treasurer, Vice-President and Director
Date: December 19, 2005

EXHIBITS

2(a) Articles of Organization*

2(b) Operating Agreement

4 Subscription Agreement

10(b) Consent of Holland & Hart LLP (included in Exhibit 11)

11 Opinion of Holland & Hart LLP

*Previously filed with the Company's Form 1-A filed with the Commission on June 28, 2005, as amended.

3359605_17.DOC

EXHIBIT 2(a)

ARTICLES OF ORGANIZATION

EXHIBIT 2(b)

OPERATING AGREEMENT

OPERATING AGREEMENT

OF

BAYHORSE PETROLEUM, LLC

A UTAH LIMITED LIABILITY COMPANY (THE "COMPANY")

EFFECTIVE AS OF APRIL 6, 2005

THE INTERESTS DESCRIBED AND REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT" OR ANY APPLICABLE STATE SECURITIES LAWS ("STATE ACTS") AND ARE RESTRICTED SECURITIES AS THAT TERM IS DEFINED IN RULE 144 UNDER THE ACT. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR QUALIFICATION UNDER THE ACT AND APPLICABLE STATE ACTS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT AND APPLICABLE STATE ACTS, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE SATISFACTION OF THE COMPANY.

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This Agreement is made and entered into as of the 6th day of April, 2005, by and among the Company and each of the Members whose signatures appear on the signature page hereof (the "Initial Members"). In consideration of the mutual covenants herein contained and for other good and valuable consideration, the Members and the Company (and each person who subsequently becomes an Equity Owner) hereby agree as follows:

ARTICLE 1
DEFINITIONS

The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein):

Section 1.1 Act. Act shall mean the Utah Revised Limited Liability Company Act, as amended.

Section 1.2 Adjusted Capital Contributions. An amount equal to the excess of an Equity Owner's Capital Contributions, if any, under Section 8.1 over Distributions made to the Equity Owner under Section 9.4(a)).

Section 1.3 Affiliate. Affiliate shall mean, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by, or under common control with such Person, (ii) any Person owning or controlling ten percent (10%) or more of the outstanding voting interests of such Person, (iii) any officer, director, or general partner of such Person, or (iv) any Person who is an officer, director, general partner, trustee, or holder of ten percent (10%) or more of the voting interests of any Person described in clauses (i) through (iii) of this sentence. For purposes of this definition, the term "controls," "is controlled by," or "is under common control with" shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

Section 1.4 Agreement. Agreement shall mean this Operating Agreement as originally executed and as amended from time to time.

Section 1.5 Articles of Organization. The Articles of Organization of the Company as filed with the Division of Corporations as the same may be amended from time to time.

Section 1.6 Calendar Year. Calendar year shall mean January 1st through December 31st.

Section 1.7 Capital Account. Capital Account as of any given date shall mean the Capital Account of each Equity Owner as described in ARTICLE 8 and maintained to such date in accordance with this Agreement.

Section 1.8 Capital Contribution. Capital Contribution shall mean any contribution to the capital of the Company in cash or property by an Equity Owner whenever made. "Initial Capital Contribution" shall mean the initial contribution to the capital of the Company pursuant to this Agreement.

Section 1.9 Class A Equity Owner. An Economic Interest Owner or Member holding Class A Interests.

Section 1.10 Class A Interest. An interest in the Company initially issued in exchange for a contribution of cash pursuant to Section 8.1.

Section 1.11 Class A Member. Each of the initial Members holding Class A Interests and any Person admitted as a Member holding Class A Interests.

Section 1.12 Class B Equity Owner. An Economic Interest Owner or Member holding Class B Interests.

Section 1.13 Class B Interest. An interest in the Company other than a Class A Interest.

Section 1.14 Class B Member. Each of the initial Members holding Class B Interests and any Person admitted as a Member holding Class B Interests.

Section 1.15 Class Sharing Ratios. With respect to the Class A Equity Owners, the quotient determined by dividing (a) the total Capital Contributions made by Class A Equity Owners by (b) the sum of (x) the aggregate Capital Contributions made by Class A Equity Owners and (y) $4,500,000, stated as a percentage. With respect to the Class B Equity Owners, the difference between 100% and the Class A Equity Owners' Class Sharing Ratio.

Section 1.16 Code. Code shall mean the Internal Revenue Code of 1986, as amended from time to time.

Section 1.17 Company. Company shall mean Bayhorse Petroleum, LLC.

Section 1.18 Company Property. All assets (real or personal, tangible or intangible, including cash) of the Company.

Section 1.19 Deficit Capital Account. Deficit Capital Account shall mean with respect to any Equity Owner, the deficit balance, if any, in such Equity Owner's Capital Account as of the end of the Calendar Year, after giving effect to the following adjustments:

(a) credit to such Capital Account the amount, if any, which such Equity Owner is obligated to restore under Section 1.704-1(b)(2)(ii)(c) of the Regulations, as well as any addition thereto pursuant to the next to last sentence of Sections 1.704-2(g)(1) and (i)(5) of the Regulations, after taking into account thereunder any changes during such year in partnership minimum gain as determined in accordance with Section 1.704-2(d) of the Regulations ("Company Minimum Gain") and in any partner nonrecourse debt minimum gain as determined under Section 1.704-2(i)(3) of the Regulations ("Member Minimum Gain"); and

(b) debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6) of the Regulations.

This definition of Deficit Capital Account is intended to comply with the provisions of Regulations Sections 1.704-1(b)(2)(ii)(d) and 1.704-2, and shall be interpreted consistently with those provisions.

Section 1.20 Depreciation. For each Calendar Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such Calendar Year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Calendar Year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Calendar Year bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Calendar Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Managers.

Section 1.21 Distributable Cash. All cash, whether revenues or other funds received by the Company, less the sum of the following to the extent paid or set aside by the Company: (i) all principal and interest payments on indebtedness of the Company and all other sums paid to lenders; (ii) all cash expenditures incurred incident to the normal operation of the Company's business; and (iii) Reserves.

Section 1.22 Distribution. Any Transfer of Company Property from the Company to or for the benefit of an Equity Owner by reason of such Equity Owner's ownership of an Economic Interest.

Section 1.23 Division of Corporations. The Division of Corporations and Commercial Code of the Utah Department of Commerce.

Section 1.24 Economic Interest. An Equity Owner's share of one or more of the Profits, Losses and Distributions pursuant to this Agreement and the Act, but shall not include any right to participate in the management or affairs of the Company, including, the right to vote on, consent to or otherwise participate in any decision of the Members or Managers.

Section 1.25 Economic Interest Owner. The owner of an Economic Interest who is not a Member.

Section 1.26 Entity. Any general partnership (including a limited liability partnership), limited partnership (including a limited liability limited partnership), limited liability company, corporation, joint venture, trust, business trust, cooperative or association or any foreign trust or foreign business organization.

Section 1.27 Equity Owner. An Economic Interest Owner or a Member.

Section 1.28 Gift. A gift, bequest, or other transfer for no consideration, whether or not by operation of law, except in the case of bankruptcy.

Section 1.29 Gifting Equity Owner. Any Equity Owner who gifts, bequeaths or otherwise transfers for no consideration (by operation of law or otherwise, except with respect to bankruptcy) all or any part of its Ownership Interest.

Section 1.30 Gross Asset Value. Gross Asset Value means, with respect to any asset, the asset's adjusted basis for federal income tax purposes.

Section 1.31 Majority Interest. Voting Interests of Members which taken together exceed 50% of the aggregate of all Voting Interests.

Section 1.32 Managers. Managers shall mean Mr. Larry Manikowski and Mr. Rodney Vaughn and any Person that succeeds either of them in that capacity.

Section 1.33 Member. Each of the parties who executes a counterpart of this Agreement as a Member (an "Initial Member") and each of the parties who may hereafter become a Member. If a Person is a Member immediately prior to the purchase or other acquisition by such Person of an Economic Interest, such Person shall have all of the rights of a Member with respect to such purchased or otherwise acquired Ownership Interest, as the case may be.

Section 1.34 Membership Interest. A Member's entire interest in the Company, including such Member's Economic Interest and such other rights and privileges that the Member may enjoy by being a Member.

Section 1.35 Ownership Interest. Ownership interest shall mean:

(a) in the case of a Member, the Member's Membership Interest; and

(b) in the case of an Economic Interest Owner, the Economic Interest Owner's Economic Interest.

Section 1.36 Participation Percentage. With respect to an Equity Owner, an amount equal to the quotient determined by dividing (i) the Equity Owner's Sharing Ratio by (ii) the aggregate Sharing Ratios of all Equity Owners holding the same class of interests held by the Equity Owner (i.e., Class A Interests or Class B Interests), stated as a percentage. By way of illustration, if a Class A Equity Owner's Sharing Ratio is 5% and the Sharing Ratios of the Class A Equity Owners in the aggregate equal 40%, the Class A Equity Owner's Participation Percentage is 12.5% (5% ÷ 40%).

Section 1.37 Person. Any individual or Entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such "Person" where the context so permits.

Section 1.38 Profits and Losses. Profits and Losses shall mean for each Calendar Year of the Company an amount equal to the Company's net taxable income or loss for such year as determined for federal income tax purposes (including separately stated items and any income or loss from the net profits interest to be sold by the Company as provided in Section 2.6 below) in accordance with the accounting method and rules used by the Company and in accordance with Section 703 of the Code with the following adjustments:

(a) Any items of income, gain, loss and deduction allocated to Equity Owners pursuant to Section 9.2, Section 9.3 or Section 9.13 shall not be taken into account in computing Profits or Losses;

(b) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses (pursuant to this definition) shall be added to such taxable income or loss;

(c) Any expenditure of the Company described in Section 705(a)(2)(B) of the Code and not otherwise taken into account in computing Profits and Losses (pursuant to this definition) shall be subtracted from such taxable income or loss;

(d) Gain or loss resulting from any disposition of any Company asset with respect to which gain or loss is recognized for federal income tax purposes shall be computed with reference to the Gross Asset Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Gross Asset Value;

(e) In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Calendar Year; and

(f) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or Section 743(b) of the Code is required pursuant to Section 1.704-1(b)(2)(iv)(m)(4) of the Regulations to be taken into account in determining Capital Accounts as a result of a Distribution other than in liquidation of an Ownership Interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses.

Section 1.39 Regulations. Regulations shall include proposed, temporary and final regulations promulgated under the Code in effect as of the date of filing the Articles of Organization and the corresponding sections of any regulations subsequently issued that amend or supersede such regulations.

Section 1.40 Reorganization. Reorganization shall mean the merger or conversion of the Company, or a sale or other disposition of assets of the Company, or sale or other disposition of Ownership Interests, or other transaction pursuant to which a Person or Persons acquire all or substantially all of the assets of, or Ownership Interests in, the

Company in a single or series of related transactions, including without limitation, a merger or conversion of the Company into a corporation or other entity, whether or not such corporation or other entity has the same owners as the Partnership and whether or not additional capital is contributed to such corporation or other entity; provided, however, that a Reorganization shall not include the merger or conversion of the Company into a general partnership which is not a limited liability partnership.

Section 1.41 Reserves. Reserves shall mean, with respect to any Calendar period, funds set aside or amounts allocated during such period to reserves which shall be maintained in amounts reasonably deemed sufficient by the Managers for working capital and for payment of taxes, insurance, debt service or other costs or expenses incident to the ownership or operation of the Company's business, including the drilling of new wells and the acquisition of new mineral leases.

Section 1.42 Sale or Sell. A sale, assignment, exchange, or other transfer for consideration, pledge, hypothecation, or grant of a security interest, or change in ownership by reason of the merger, conversion or other transformation in the identity or form of business organization of the owner, regardless of whether such change or transformation is characterized by state law as not changing the identity of the owner.

Section 1.43 Selling Equity Owner. Any Equity Owner that sells, assigns, or otherwise transfers for consideration all or any portion of its Membership Interest or Economic Interest.

Section 1.44 Sharing Ratio. Sharing Ratio shall mean that ratio set for in Exhibit 8 attached herewith, which may be amended from time to time.

Section 1.45 State. State shall mean the State of Utah.

Section 1.46 Transfer. Transfer shall mean any Sale or Gift.

Section 1.47 Transferring Equity Owner. Transferring Equity Owner shall mean a Selling Equity Owner and a Gifting Equity Owner.

Section 1.48 Two-Thirds Interest. Two-thirds Interest shall mean Voting Interests of Members which taken together exceed 66.67% of the aggregate of all Voting Interests.

Section 1.49 Unrecovered Losses. Unrecovered Losses shall have the meaning set forth in Section 9.1.

Section 1.50 Voting Interest. Voting Interest shall mean a percentage equal to a Member's Sharing ratio.

ARTICLE 2
FORMATION OF COMPANY

Section 2.1 Formation. On April 6, 2005, Mr. Larry Manikowski organized a limited liability company pursuant to the Act by executing and delivering Articles of Organization to the Division of Corporations in accordance with and pursuant to the Act. The Company and the Members hereby forever discharge the organizer, and the organizer shall be indemnified by the Company and the Members from and against, any expense or liability actually incurred by the organizer by reason of having been the organizer of the Company.

Section 2.2 Name. The name of the Company is Bayhorse Petroleum, LLC.

Section 2.3 Principal Place of Business. The principal place of business of the Company shall be 2558 E. Portmouth Avenue, Salt Lake City, Utah 84121-5627. The Company may locate its places of business and registered office at any other place or places as the Managers may from time to time deem advisable.

Section 2.4 Registered Office and Registered Agent. The Company's initial registered office and the name of the registered agent at such address shall be as set forth in the Articles of Organization. The registered office and registered agent may be changed from time to time by filing the address of the new registered office and/or the name of the new registered agent with the Secretary of State pursuant to the Act.

Section 2.5 Term. The Company shall continue in existence until it terminates in accordance with the provisions of the Articles of Organization, this Agreement or the Act.

Section 2.6 Bayhorse Holdings, LLC Bayhorse Holdings, LLC ("Bayhorse Holdings") will purchase "net profits interests", which term shall mean a share of gross production from a property that is carved out of a working interest, and is figured as a function of net profits from operation of the property, in the prospects that the Company will own. The Members of Bayhorse Holdings will be Individual Retirement Accounts or IRAs, whose holders may not also be members of the Company. The net profits interests will be calculated by dividing the amount paid by Bayhorse Holdings by the sum of the amount raised in the Company's Offering plus the amount paid by Bayhorse Holdings plus $4,500,000. For example, if Bayhorse Holdings pays $2,000,000 for its net profits interest and the Company raises $1,000,000 in the Offering, the net profits interest will be 26.68% (($2,000,000) ÷ ($1,000,000 + $2,000,000 + $4,500,000)).

ARTICLE 3
BUSINESS OF COMPANY

Section 3.1 Permitted Business. The business of the Company shall be:

(a) To acquire, develop, manage, operate and dispose of oil and gas properties and to accomplish any lawful business whatsoever, or which shall at any time appear conducive to or expedient for the protection or benefit of the Company and its assets.

(b) To exercise all other powers necessary to or reasonably connected with the Company's business which may be legally exercised by limited liability companies under the Act.

(c) To engage in all activities necessary, customary, convenient, or incident to any of the foregoing.

ARTICLE 4
NAMES AND ADDRESSES OF EQUITY OWNERS

The names and addresses of the Initial Members are as set forth on the attached Exhibit 8, which may be amended from time to time.

The names and addresses of other Equity Owners shall be maintained as provided under Section 6.2.

ARTICLE 5
RIGHTS AND DUTIES OF MANAGERS

Section 5.1 Management. The business and affairs of the Company shall be managed by its Managers. Except for situations in which the approval of the Members is expressly required by this Agreement or by non-waivable provisions of applicable law, the Managers shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts and activities customary or incident to the management of the Company's business. At any time when there is more than one Manager, any one Manager may take any action permitted to be taken by the Managers, unless the approval of more than one of the Managers is expressly required pursuant to this Agreement or the Act or unless a majority of the Managers determine in a writing provided to the remaining Manager(s) prior to such Manager(s) taking a specified action that the approval of more than one of the Managers is required in order to take such action. Unless authorized to do so by this Agreement or by the Managers, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose.

Section 5.2 Number, Tenure and Qualifications. The Company shall initially have two (2) Managers. The number of Managers shall be fixed from time to time by the affirmative vote of Members holding at least a Two-Thirds Interest, but in no instance shall there be less than one Manager. Each Manager shall hold office until such Manager resigns pursuant to Section 5.9 or is removed pursuant to Section 5.10. Managers shall be appointed by the affirmative vote of Members holding at least a Majority Interest. Managers need not be residents of the State or Members.

Section 5.3 Certain Powers of Managers. Without limiting the generality of Section 5.1 but subject to the limitations of Section 5.4 the Managers shall have power and authority, on behalf of the Company:

(a) To acquire property from any Person as the Managers may determine. The fact that a Manager or an Equity Owner is directly or indirectly affiliated or connected with any such Person shall not prohibit the Managers from dealing with that Person provided, however, that the purchase price for any property will be at least as much as the appraised price as determined by an independent appraiser;

(b) To borrow money for the Company from banks, other lending institutions, the Managers, Equity Owners, or Affiliates of the Managers or Equity Owners on such terms as the Managers deem appropriate, and in connection therewith, to hypothecate, encumber and grant security interests in Company Property to secure repayment of the borrowed sums;

(c) To purchase liability and other insurance to protect the Company's property and business;

(d) To hold and own any Company real and/or personal properties in the name of the Company;

(e) To invest any Company funds (by way of example but not limitation) in time deposits, short-term governmental obligations, commercial paper or other investments;

(f) To execute on behalf of the Company all instruments and documents, including, without limitation, checks; drafts; notes and other negotiable instruments; mortgages or deeds of trust; security agreements; financing statements; documents providing for the acquisition, mortgage or disposition of Company Property; assignments; bills of sale; leases; partnership agreements, operating (or limited liability company) agreements of other limited liability companies; and any other instruments or documents necessary, in the reasonable opinion of the Managers, to the conduct of the business of the Company;

(g) To employ accountants, legal counsel, managing agents or other experts to perform services for the Company and to compensate them from Company funds;

(h) To enter into any and all other agreements on behalf of the Company, with any other Person for any purpose, in such forms as the Managers may approve;

(i) To execute and file such other instruments, documents and certificates which may from time to time be required by the laws of the State or any other jurisdiction in which the Company shall determine to do business, or any political subdivision or agency thereof, to effectuate, implement, continue and defend the valid existence of the Company; and

(j) To cause the Company to be a party to a Reorganization; and

(k) To do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

Section 5.4 Limitations on Authority. Notwithstanding any other provision of this Agreement, the Managers shall not cause or commit the Company to do any of the following without the express written consent of Members holding a Two-Thirds Interest:

(a) Sell or otherwise dispose of all or substantially all of the Company Property or any Company Property other than in the ordinary course of business;

(b) Lend money to or guaranty or become surety for the obligations of any Person; or

(c) Cause the Company to commence a voluntary case as debtor under the United States Bankruptcy Code.

Section 5.5 Liability for Certain Acts.

(a) The Managers do not, in any way, guarantee the return of the Equity Owners' Capital Contributions or a profit for the Equity Owners from the operations of the Company.

(b) The Managers shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member (or successor thereto), except to the extent, if any, that the loss or damage shall have been the result of gross negligence, fraud, deceit, willful misconduct, or breach of this Agreement.

Section 5.6 Managers and Members Have No Exclusive Duty to Company. The Managers and Members shall have no exclusive duty to act on behalf of the Company. Each Manager and Member may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Manager shall have any right, by virtue of this Agreement, to share or participate in any other investments or activities of any other Manager or Member. Neither any Manager nor any Equity Owner shall incur any liability to the Company or to any of the Equity Owners as a result of engaging in any other business or venture.

Section 5.7 Bank Accounts. The Managers may from time to time open bank accounts in the name of the Company, and the Managers shall be the sole signatory thereon, unless the Managers determine otherwise.

Section 5.8 Indemnity of the Managers, Employees and Other Agents.

(a) The Company shall indemnify each Manager and make advances for expenses to the maximum extent permitted under the Act, except to the extent the claim for which indemnification is sought results from an act or omission for which the Manager may be held liable to the Company or a Member under Section 5.5(b). The Company shall indemnify its employees and other agents who are not Managers to the fullest extent permitted by law.

(b) Expenses (including legal fees and expenses) incurred by a Manager in defending any claim, demand, action, suit or proceeding subject to subsection (a) above shall be paid by the Company in advance of the final disposition of such claim, demand, action, suit or proceeding upon receipt of an undertaking (which need not be secured) by or on behalf of the Manager to repay such amount if it shall ultimately be finally determined by a court of competent jurisdiction and not subject to appeal, that the Manager is not entitled to be indemnified by the Company as authorized hereunder.

Section 5.9 Resignation. Any Manager may resign at any time by giving written notice to the Members. The resignation of any Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager who is also an Equity Owner shall not affect the Manager's rights as an Equity Owner.

Section 5.10 Removal. At a meeting called expressly for that purpose, all or any lesser number of Managers may be removed with or without cause at any time by Members holding a Two-Thirds Interest. The removal of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of a Member.

Section 5.11 Vacancies. Any vacancy occurring for any reason in the number of Managers shall be filled by the affirmative vote of Members holding a Majority Interest (determined without regard to any Voting Interest owned by a Manager who was removed pursuant to Section 5.10 during the preceding 24-month period). Any Manager's position to be filled by reason of an increase in the number of Managers shall be filled by the affirmative vote of a Majority Interest.

Section 5.12 Compensation, Reimbursement, Organization Expenses.

(a) Each Manager shall be entitled to a starting monthly salary of $12,500 beginning on September 1, 2005.

(b) The Company shall reimburse Mr. Larry Manikowski for all the expenses reasonably incurred by him in connection with the formation, organization and capitalization of the Company, including the legal fees incurred in connection with negotiating and drafting this Agreement.

Section 5.13 Right to Rely on the Managers.

(a) Any Person dealing with the Company may rely (without duty of further inquiry) upon a certificate signed by any Manager as to:

(1) The identity of any Manager or Equity Owner;

(2) The existence or nonexistence of any fact or facts which constitute a condition precedent to acts on behalf of the Company by any Manager or which are in any other manner germane to the affairs of the Company;

(3) The Persons who are authorized to execute and deliver any instrument or document of the Company; or

(4) Any act or failure to act by the Company or any other matter whatsoever involving the Company or any Equity Owner.

ARTICLE 6
RIGHTS AND OBLIGATIONS OF EQUITY OWNERS

Section 6.1 Limitation of Liability. Except as otherwise provided by the non-waivable provisions of the Act and by this Agreement, no Equity Owner shall be liable for an obligation of the Company solely by reason of being or acting as an Equity Owner.

Section 6.2 List of Equity Owners. Upon written request of any Member made in good faith and for a purpose reasonably related to the Member's rights as Member under this Agreement (which reason shall be set forth in the written request), the Managers shall provide a list showing the names, addresses and Ownership Interests of all Equity Owners. Economic Interest Owners shall have no rights to information under this Section 6.2.

Section 6.3 Equity Owners Have No Agency Authority. Except as expressly provided in this Agreement, the Equity Owners (in their capacity as Equity Owners) shall have no agency authority on behalf of the Company.

Section 6.4 Company Books. In accordance with Section 9.10 herein, the Managers shall maintain and preserve, during the term of the Company, and for five (5) years thereafter, all accounts, books, and other relevant Company documents. Upon reasonable request, each Member shall have the right, during ordinary business hours, to inspect and copy such Company documents at the requesting Member's expense.

Section 6.5 Priority and Return of Capital. Except as may be expressly provided in ARTICLE 9, no Equity Owner shall have priority over any other Equity Owner, either as to the return of Capital Contributions or as to Profits, Losses or Distributions; provided, however, that this Section 6.5 shall not apply to loans (as distinguished from Capital Contributions) which an Equity Owner has made to the Company.

ARTICLE 7
ACTIONS OF MEMBERS

Section 7.1 Forms of Actions. Unless otherwise required in this Agreement, actions and consents of the Members may be communicated or reflected orally, electronically or in writing, and no action need be taken at a formal meeting. Members may, but are not required to, meet from time to time on such notice, if any, as the Member convening the meeting chooses to give. Any consent required to be in writing may be evidenced by separate written counterparts. Any action of the Members shall be effective when a sufficient number of Members to take such action communicate their consent to the action to the Managers.

Section 7.2 No Required Meetings. The Members may but shall not be required to hold any annual, periodic or other formal meetings. However, meetings of the Members, may be called by any Manager, or by any Member or Members holding at least ten percent (10%) of the Voting Interests.

Section 7.3 Place of Meetings. The Member or Members calling the meeting may designate any place within the State as the place of meeting for any meeting of the Members.

Section 7.4 Notice of Meetings. Except as provided in Section 7.5, written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than ten (10) nor more than fifty (50) days before the date of the meeting, either personally or by mail, by or at the direction of the Member or Members calling the meeting, to each Member entitled to vote at such meeting.

Section 7.5 Meeting of all Members. If all of the Members shall meet at any time and place, either within or outside of the State, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting lawful action may be taken.

Section 7.6 Record Date. For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Distribution, or in order to make a determination of Members for any other purpose, the date on which notice of the meeting is mailed or the date on which the resolution declaring such Distribution is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Section 7.6, such determination shall apply to any adjournment thereof.

Section 7.7 Quorum. Members holding at least a Two-Thirds Interest, represented in person or by proxy, shall constitute a quorum at any meeting of Members. In the absence of a quorum at any such meeting, a majority of the Voting Interests so represented may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. However, if the adjournment is for more than sixty (60) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at the meeting. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The Members present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of that number of Voting Interests whose absence would cause less than a quorum.

Section 7.8 Manner of Acting. If a quorum is present, the affirmative vote of Members holding a Majority Interest shall be the act of the Members, unless the vote of a greater or lesser proportion or number is otherwise required by the Act, by the Articles of Organization, or by this Agreement. Unless otherwise expressly provided herein, Members who have an interest (economic or otherwise) in the outcome of any particular matter upon which the Members vote or consent may vote or consent upon any such matter and their Voting Interest, vote or consent, as the case may be, shall be counted in the determination of whether the requisite matter is approved by the Members.

Section 7.9 Proxies. At all meetings of Members a Member who is qualified to vote may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Managers before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

Section 7.10 Action by Members Without a Meeting. Action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more written consents or approvals describing the action taken and signed by Members holding sufficient Voting Interests, as the case may be, to approve such action had such action been properly voted on at a duly called meeting of the Members. Action taken under this Section 7.10 is effective when Members with the requisite Interests or Voting Interests, as the case may be, have signed the consent or approval, unless the consent specifies a different effective date. The record date for determining Members entitled to take action without a meeting shall be the date the first Member signs a written consent.

Section 7.11 Waiver of Notice. When any notice is required to be given to any Member, a waiver thereof in writing signed by the person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

ARTICLE 8
CONTRIBUTIONS TO THE COMPANY AND CAPITAL ACCOUNTS

Section 8.1 Members' Capital Contributions. Not later than three (3) days after each of the parties has executed this Agreement and delivered an executed copy of same to the Manager, each Equity Owner shall contribute such amount as is set forth in Exhibit 8 hereto as its share of the Initial Capital Contribution.

Section 8.2 [Reserved].

Section 8.3 Capital Accounts.

(a) A separate Capital Account shall be maintained for each Equity Owner. Each Equity Owner's Capital Account shall be increased by (1) the amount of money contributed by such Equity Owner to the Company; (2) the fair market value of property contributed by such Equity Owner to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Section 752 of the Code); (3) allocations to such Equity Owner of Profits; and (4) any items in the nature of income and gain which are specially allocated to the Equity Owner pursuant to Section 9.2 and Section 9.3. Each Equity Owner's Capital Account shall be decreased by (1) the amount of money Distributed to such Equity Owner by the Company; (2) the fair market value of property Distributed to such Equity Owner by the Company (net of liabilities secured by such Distributed property that such Equity Owner is considered to assume or take subject to under Section 752 of the Code); (3) any items in the nature of deduction and loss that are specially allocated to the Equity Owner pursuant to Section 9.2 and Section 9.3; and (4) allocations to such Equity Owner of Losses.

(b) Without limiting the other rights and duties of a transferee of an Ownership Interest pursuant to this Agreement, in the event of a permitted sale or exchange of an Ownership Interest in the Company, (1) the Capital Account of the transferor shall become the Capital Account of the transferee to the extent it relates to the transferred Ownership Interest in accordance with Section 1.704-1(b)(2)(iv) of the Regulations; and (2) the transferee shall be treated as the transferor for purposes of allocations and distributions pursuant to ARTICLE 9 to the extent that such allocations and distributions relate to the transferred Ownership Interest.

(c) The manner in which Capital Accounts are to be maintained pursuant to this Section 8.3 is intended to comply with the requirements of Section 704(b) of the Code and the Regulations promulgated thereunder. If in the opinion of the Company's accountants the manner in which Capital Accounts are to be maintained pursuant to the preceding provisions of this Section 8.3 should be modified in order to comply with Section 704(b) of the Code and the Regulations thereunder, then, notwithstanding anything to the contrary contained in the preceding provisions of this Section 8.3, the method in which Capital Accounts are maintained shall be so modified; provided, however, that any change in the manner of maintaining Capital Accounts shall not materially alter the economic agreement between or among the Equity Owners.

(d) Upon liquidation of the Company, liquidating Distributions shall be made in accordance with the positive Capital Account balances of the Equity Owners, as determined after taking into account all Capital Account adjustments for the Company's taxable year during which the liquidation occurs. Liquidation proceeds shall be paid in accordance with Section 12.3. The Company may offset damages for breach of this Agreement by any Equity Owner whose interest is liquidated (either upon the withdrawal of the Equity Owner or the liquidation of the Company) against the amount otherwise Distributable to such Equity Owner. Subject to Section 8.1, no Equity Owner shall have any obligation to restore all or any portion of a deficit balance in such Equity Owner's Capital Account.

Section 8.4 Withdrawal or Reduction of Equity Owners' Contributions to Capital.

(a) An Equity Owner shall not receive a Distribution of any part of its Capital Contribution to the extent such Distribution would violate Section 9.5.

(b) An Equity Owner, irrespective of the nature of its Capital Contribution, does not have the right to demand and receive property other than cash in return for its Capital Contribution.

(1) [Reserved].

ARTICLE 9
ALLOCATIONS, INCOME TAX, DISTRIBUTIONS, ELECTIONS AND REPORTS

Section 9.1 Allocations of Profits and Losses from Operations. Except as provided in Section 9.2, Section 9.3, and Section 12.3(b)(iv), the Profits and Losses for each Calendar Year shall be allocated as follows:

(a) Losses shall be allocated as follows:

(i) First to the Class A Equity Owners and Class B Equity Owners in accordance with their respective Class Sharing Ratios to the extent of the excess, if any, of (x) the cumulative Profits allocated to the Equity Owners pursuant to Section 9.1(b)(iii) for all prior Calendar Years over (y) the cumulative Losses allocated to the Equity Owners pursuant to this Section 9.1(a)(i) for all prior Calendar Years.

(ii) Second, to the Class A Equity Owners until their Capital Accounts equal zero.

(iii) Third, the balance, if any, to the Class A Equity Owners and Class B Equity Owners in accordance with their respective Class Sharing Ratios.

(b) Profits shall be allocated as follows:

(i) First, to the Class A Equity Owners in accordance with their respective Class Sharing Ratios in an amount equal to the excess, if any, of (x) the cumulative Losses allocated to the Class A Equity Owners and Class B Equity Owners pursuant to Section 9.1(a)(iii) for all prior Calendar Years over (y) the cumulative Profits allocated to the Class A Equity Owners and the Class B Equity Owners pursuant to this Section 9.1(b)(i) for all prior Calendar Years.

(ii) Second, to the Class A Equity Owners in an amount equal to the excess, if any, of (x) the cumulative Losses allocated to the Class A Equity Owners pursuant to Section 9.1(a)(ii) for all prior Calendar Years over (y) the cumulative Profits allocated to the Class A Equity Owners pursuant to this Section 9.1(b)(ii) for all prior Calendar Years.

(iii) Third, the balance, if any, to the Class A Equity Owners and Class B Equity Owners in accordance with their respective Class Sharing Ratios.

Allocations of Profits and Losses within each class of interests (i.e., Class A Interests and Class B Interests) shall be made in accordance with the Equity Owners' respective Participation Percentages.

Section 9.2 Special Allocations to Capital Accounts. Notwithstanding Section 9.1 hereof:

(a) In the event that any Equity Owner unexpectedly receives any adjustments, allocations or Distributions described in Sections 1.704-1(b)(2)(ii)(d)(4), (5), or (6) of the Regulations, which create or increase a Deficit Capital Account of such Equity Owner, then items of Company income and gain (consisting of a *pro rata* portion of each item of Company income, including gross income, and gain for such year and, if necessary, for subsequent years) shall be specially allocated to such Equity Owner in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Deficit Capital Account so created as quickly as possible. It is the intent that this Section 9.2(a) be interpreted to comply with the alternate test for economic effect set forth in Section 1.704-1(b)(2)(ii)(d) of the Regulations.

(b) The Losses allocated pursuant to Section 9.1 hereof shall not exceed the maximum amount of Losses that can be so allocated without causing any Member to have a Deficit Capital Account at the end of any Calendar Year. In the event that some, but not all, of the Members would have Deficit Capital Accounts as a consequence of an allocation of Losses pursuant to Section 9.1 hereof, the limitation set forth in the preceding sentence shall be applied on a Member by Member basis so as to allocate the maximum permissible Losses to each Member under Section 1.704-1(b)(2)(ii)(d) of the Regulations. All Losses in excess of the limitation set forth in this Section 9.2(b) shall be allocated to the Members in proportion to their respective positive Capital Account balances, if any, and thereafter to the Members in accordance with their interests in the Company as determined by the Managers in their reasonable discretion. In the event that any Equity Owner would have a Deficit Capital Account at the end of any Calendar Year which is in excess of the sum of any amount, if any, that such Equity Owner is obligated to restore to the Company under Section 1.704-1(b)(2)(ii)(c) of the Regulations and such Equity Owner's share of Company Minimum Gain as defined in Section 1.704-2(g)(1) of the Regulations (which is also treated as an obligation to restore in accordance with Section 1.704-1(b)(2)(ii)(d) of the Regulations), the Capital Account of such Equity Owner shall be specially credited with items of Company income (including gross income) and gain in the amount of such excess as quickly as possible.

(c) Notwithstanding any other provision of this Section 9.2, if there is a net decrease in the Company Minimum Gain during a Calendar Year, then the Capital Accounts of each Equity Owner shall be allocated items of income (including gross income) and gain for such Calendar Year (and if necessary for subsequent Calendar Years) equal to that Equity Owner's share of the net decrease in Company Minimum Gain. This Section 9.2(c) is intended to comply with the minimum gain chargeback requirement of Section 1.704-2 of the Regulations and shall be interpreted consistently therewith. If in any Calendar Year that the Company has a net decrease in the Company Minimum Gain, if the minimum gain chargeback requirement would cause a distortion in the economic arrangement among the Equity Owners and it is not expected that the Company will have sufficient other income to correct that distortion, the Managers may in their discretion (and shall, if requested to do so by a Member) seek to have the Internal Revenue Service waive the minimum gain chargeback requirement in accordance with Section 1.704-2(f)(4) of the Regulations.

(d) Notwithstanding any other provision of this Section 9.2 except Section 9.2(c), if there is a net decrease in Member Minimum Gain attributable to a Member Nonrecourse Debt during any Company Calendar Year, each Member who has a share of the Member Minimum Gain as of the beginning of the Calendar Year shall be specially allocated items of Company income and gain for such Calendar Year (and, if necessary, subsequent Calendar Years) equal to such Member's share of the net decrease in Member Minimum Gain attributable to such Member Nonrecourse Debt. A Member's share of the net decrease in Member Minimum Gain shall be determined in accordance with Section 1.704-2(i)(4) of the Regulations; provided, however, that a Member shall not be subject to this provision to the extent that an exception is provided by Section 1.704-2(i)(4) of the Regulations and any Revenue Rulings issued with respect thereto. Any Member Minimum Gain allocated pursuant to this provision shall consist of first, gains recognized from the disposition of Company property subject to the Member Nonrecourse Debt, and, second, if necessary, a *pro rata* portion of the Company's other items of income or gain (including gross income) for that Calendar Year. This Section 9.2(d) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(i)(4) of the Regulations and shall be interpreted consistently therewith.

(e) Items of Company loss, deduction and expenditures described in Section 705(a)(2)(B) of the Code which are attributable to any nonrecourse debt of the Company and are characterized as partner nonrecourse deductions under Section 1.704-2(i) of the Regulations shall be allocated to the Equity Owners' Capital Accounts in accordance with said Section 1.704-2(i) of the Regulations.

(f) Beginning in the first taxable year in which there are allocations of "nonrecourse deductions" (as described in Section 1.704-2(b) of the Regulations), such deductions shall be allocated to the Equity Owners in the same manner as Loss is allocated for such period.

(g) To the extent that an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or 743(b) of the Code is required pursuant to Section 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4) of the Regulations, to be taken into account in determining Capital Accounts as the result of a Distribution to an Equity Owner in complete liquidation of its Ownership Interest, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Equity Owners in accordance with their interests in the Company in the event Section 1.704-1(b)(2)(iv)(m)(2) of the Regulations applies, or to the Equity Owner to whom such Distribution was made in the event Section 1.704-1(b)(2)(iv)(m)(4) of the Regulations applies.

(h) Any income, gain, loss or deduction realized by the Company as a direct or indirect result of the issuance of an interest in the Company by the Company to an Equity Owner (the "Issuance Items") shall be allocated among the Equity Owners so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Equity Owner, shall be equal to the net amount that would have been allocated to each such Equity Owner if the Issuance Items had not been realized.

Section 9.3 Credit or Charge to Capital Accounts. Any credit or charge to the Capital Accounts of the Equity Owners pursuant to Section 9.2(a), Section 9.2(b), Section 9.2(c), Section 9.2(d), Section 9.2(e), Section 9.2(f), and Section 9.2(g) ("Regulatory Allocations") hereof shall be taken into account in computing subsequent allocations of Profits and Losses pursuant to Section 9.1, so that the net amount of any items charged or credited to Capital Accounts pursuant to Section 9.1 and the Regulatory Allocations hereof and this Section 9.3 shall to the extent possible, be equal to the net amount that would have been allocated to the Capital Account of each Equity Owner pursuant to the provisions of this ARTICLE 9 if the special allocations required by the Regulatory Allocations hereof had not occurred; provided, however, that no such allocation will be made pursuant to this Section 9.3 if (i) the Regulatory Allocation had the effect of offsetting a prior Regulatory Allocation or (ii) in the opinion of the Company's accountants, the Regulatory Allocation will likely be offset by another Regulatory Allocation in the future (e.g., Regulatory Allocations of "nonrecourse deductions" that will likely be subject to a later "minimum gain chargeback").

Section 9.4 Distributions. Except as provided in Section 8.3(d) (with respect to liquidating Distributions) and Section 9.5 (with respect to limitations on Distributions), the Managers shall Distribute Distributable Cash to the Equity Owners not less frequently than quarterly as follows:

(a) First, to the Class A Equity Owners until the amount of their Adjusted Capital Contributions equals zero.

(b) Second, to the Class A Equity Owners and Class B Equity Owners in accordance with their respective Class Sharing Ratios.

Distributions within each class of interests (i.e., Class A Interests and Class B Interests) shall be made in accordance with the Equity Owners' respective Participation Percentages.

Section 9.5 Limitation Upon Distributions. No Distribution shall be made if such Distribution would violate the Act.

Section 9.6 Accounting Principles. For financial reporting purposes, the Company shall use accounting principles applied on a consistent basis using the accrual method of accounting determined by the Managers, unless the Company is required to use a different method of accounting for federal income tax purposes, in which case that method of accounting shall be the Company's method of accounting.

Section 9.7 Interest on and Return of Capital Contributions. No Member shall be entitled to interest on its Capital Contribution or to return of its Capital Contribution, except as otherwise specifically provided for herein.

Section 9.8 Loans to Company. Nothing in this Agreement shall prevent any Member from making secured or unsecured loans to the Company by agreement with the Company.

Section 9.9 Accounting Period. The Company's accounting period shall be the Calendar Year.

Section 9.10 Records and Reports. At the expense of the Company, the Managers shall maintain records and accounts of all operations and expenditures of the Company. At a minimum the Company shall keep at its principal place of business the following records:

(a) A current list of the full name and last known business, residence, or mailing address of each Equity Owner and Manager, both past and present;

(b) A copy of the Articles of Organization and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any amendment has been executed;

(c) Copies of the Company's federal, state, and local income tax returns and reports, if any, for the four (4) most recent Calendar Years;

(d) Copies of the Company's currently effective written Agreement, copies of any writings permitted or required with respect to an Equity Owner's obligation to contribute cash, property or services, and copies of any financial statements of the Company for the three (3) most recent Calendar Years;

(e) Minutes of every annual, special meeting and court-ordered meeting;

(f) Any written consents obtained from Members for actions taken by Members without a meeting.

Section 9.11 Returns and Other Elections. The Managers shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Equity Owners within a reasonable time after the end of the Calendar Year.

All elections permitted to be made by the Company under federal or state laws shall be made by the Managers in their sole discretion; provided, however, that the Managers shall make any tax election requested by Members owning a Majority Interest.

Section 9.12 Tax Matters Partner. Any Manager selected by a vote of the Managers, so long as the Manager so selected is also a Member, is hereby designated the Tax Matters Partner ("TMP") as defined in Section 6231(a)(7) of the Code. The TMP and the other Members shall use their reasonable efforts to comply with the responsibilities outlined in Sections 6221 through 6233 of the Code (including any Regulations promulgated thereunder), and in doing so shall incur no liability to any other Member.

Section 9.13 Certain Allocations for Income Tax (But Not Book Capital Account) Purposes.

(a) In accordance with Section 704(c)(1)(A) of the Code and Section 1.704-1(b)(2)(i)(iv) of the Regulations, if a Member contributes property with an initial Gross Asset Value that differs from its adjusted basis at the time of contribution, income, gain, loss and deductions with respect to the property shall, solely for federal income tax purposes (and not for Capital Account purposes), be allocated among the Equity Owners so as to take account of any variation between the adjusted basis of such property to the Company and its Gross Asset Value at the time of contribution pursuant to the traditional method under Section 1.704-3(b) of the Regulations.

(b) Pursuant to Section 704(c)(1)(B) of the Code, if any contributed property is Distributed by the Company other than to the contributing Equity Owner within seven (7) years of being contributed, then, except as provided in Section 704(c)(2) of the Code, the contributing Equity Owner shall, solely for federal income tax purposes (and not for Capital Account purposes), be treated as recognizing gain or loss from the sale of such property in an amount equal to the gain or loss that would have been allocated to such Equity Owner under Section 704(c)(1)(A) of the Code if the property had been sold at its fair market value at the time of the Distribution.

(c) In the case of any Distribution by the Company to an Equity Owner, such Equity Owner shall, solely for federal income tax purposes (and not for Capital Account purposes), be treated as recognizing gain in an amount equal to the lesser of:

(i) the excess (if any) of (A) the fair market value of the property (other than money) received in the Distribution over (B) the adjusted basis of such Equity Owner's Ownership Interest immediately before the Distribution reduced (but not below zero) by the amount of money received in the Distribution; or

(ii) the Net Precontribution Gain (as defined in Section 737(b) of the Code) of the Equity Owner. The Net Precontribution Gain means the net gain (if any) which would have been recognized by the distributee Equity Owner under Section 704(c)(1)(B) of the Code if all property which (A) had been contributed to the Company by the distributee Equity Owner within seven (7) years of the Distribution, and (B) is held by the Company immediately before the Distribution, had been Distributed by the Company to another Equity Owner. If any portion of the property Distributed consists of property which had been contributed by the distributee Equity Owner to the Company, then such property shall not be taken into account under this Section 9.13(c) and shall not be taken into account in determining the amount of the Net Precontribution Gain. If the property Distributed consists of an interest in an Entity, the preceding sentence shall not apply to the extent that the value of such interest is attributable to the property contributed to such Entity after such interest had been contributed to the Company.

(d) All recapture of income tax deductions resulting from sale or disposition of Company property shall be allocated to the Equity Owners to whom the deduction that gave rise to such recapture was allocated hereunder to the extent that such Equity Owner is allocated any gain from the sale or other disposition of such property.

ARTICLE 10
TRANSFERABILITY

Section 10.1 General.

(a) Except as otherwise specifically provided herein, no Equity Owner shall have the right to Transfer the Equity Owner's Economic Interest.

(b) Each Equity Owner hereby acknowledges the reasonableness of the restrictions on sale and gift of Ownership Interests imposed by this Agreement in view of the Company purposes and the relationship of the Equity Owners. Accordingly, the restrictions on sale and gift contained herein shall be specifically enforceable.

(c) In the event that any Equity Owner pledges or otherwise encumbers any of its Ownership Interest as security for repayment of a liability, any such pledge or hypothecation shall be made pursuant to a pledge or hypothecation agreement that requires the pledgee or secured party to be bound by all the terms and conditions of this ARTICLE 10, and the pledging Equity Owner shall provide notice of such pledge or encumbrance to the Managers.

Section 10.2 Right of First Refusal.

(i) A Selling Equity Owner which desires to sell all or any portion of its Ownership Interest to a third party purchaser, including a

Member, shall obtain from such third party purchaser ("Third Party Purchaser") a *bona fide* written offer to purchase such interest, stating the terms and conditions upon which the purchase is to be made and the cash consideration offered therefor ("Third Party Offer"). The Selling Equity Owner shall give written notification ("Notice of Sale") to the Company and the other Equity Owners who are Members (the "Remaining Members"), by certified mail or personal delivery, of its intention to so transfer such Ownership Interest (the "Offered Interest"). The Notice of Sale shall be accompanied by a copy of the Third Party Offer.

(b) The Managers shall have the first option ("Buy Option") to purchase all, but not less than all, of the Offered Interest.

(c) Should the Managers refuse to exercise the Buy Option, the Remaining Members shall have the Buy Option to purchase all, but not less than all, of the Offered Interest, on a basis *pro rata* to the Sharing Ratios of the Remaining Members exercising such option pursuant to Section 10.2(b). The Buy Option may be exercised by one or more of the Remaining Members by giving written notification ("Buy Notice") to the Selling Equity Owner within thirty (30) days after receiving the Notice of Sale (the "Option Period"). Each Remaining Member which timely gives a Buy Notice ("Buying Member") shall purchase such portion of the Offered Interest which is equal to the relative Sharing Ratios of all of the Buying Members. If there are no Buying Members, the Buy Option shall terminate and at any time within ninety (90) days following the expiration of the Option Period, the Selling Equity Owner shall be entitled to consummate the sale of the Offered Interest to the Third Party Purchaser or one or more of its Affiliates upon terms no less favorable than are set forth in the Third Party Offer.

(d) If there is at least one Buying Member (i) the Buying Members shall designate the time, date and place of closing, provided that the date of closing shall be within thirty (30) days after the receipt of the Buy Notice, and (ii) at the closing, the Buying Members shall purchase, and the Selling Equity Owner shall sell, the Offered Interest for an amount equal to the purchase price and in accordance with such other terms and conditions set forth in the Third Party Offer.

(e) A sale of an Offered Interest pursuant to this Section 10.2, shall be subject to Section 10.3 and Section 10.4.

Section 10.3 Transferee Not Member in Absence of Consent.

(a) Except as provided in this Section 10.3(a), if Members Holding a Two-Thirds Interest (inclusive of the Member(s) proposing to sell) do not approve by unanimous written consent of the proposed sale of the Transferring Equity Owner's Ownership Interest to a transferee which is not a Member immediately prior to the sale, then the proposed transferee shall have no right to participate in the management of the business and affairs of the Company or to become a Member. Such transferee shall be merely an Economic Interest Owner. No transfer of a Member's Membership Interest (including any transfer of the Economic Interest or any other transfer which has not been approved as provided herein) shall be effective unless and until written notice (including the name and address of the proposed transferee and the date of such transfer) has been provided to the Company and the non-transferring Members. Notwithstanding anything to the contrary herein, any gift by a Member which is permitted under Section 10.5 and made in accordance with this Section 10.3(a) shall automatically constitute the transferee as a Member.

(b) Upon and contemporaneously with any sale or gift of a Member's Ownership Interest, the Transferring Equity Owner shall cease to have any residual rights associated with the Ownership Interest transferred to the transferee.

Section 10.4 Additional Conditions to Recognition of Transferee.

(a) If a Transferring Equity Owner sells or gifts an Ownership Interest to a Person who is not already a Member, as a condition to recognizing the effectiveness and binding nature of such sale or gift (subject to Section 10.3 above), the remaining Members may require the Transferring Equity Owner and the proposed successor-in-interest to execute, acknowledge and deliver to the Managers such instruments of transfer, assignment and assumption and such other certificates, representations and documents, and to perform all such other acts which the Managers may deem necessary or desirable to accomplish any one or more of the following:

(i) constitute such successor-in-interest as an Equity Owner;

(ii) confirm that the proposed successor-in-interest as an Economic Interest Owner, or to be admitted as a Member, has accepted, assumed and agreed to be subject and bound by all of the terms, obligations and conditions of this Agreement, as the same may have been further amended (whether such Person is to be admitted as a new Member or will merely be an Economic Interest Owner);

(iii) preserve the Company after the completion of such sale, transfer, assignment, or substitution under the laws of each jurisdiction in which the Company is qualified, organized or does business;

(iv) maintain the status of the Company as a partnership for federal tax purposes;

(v) assure compliance with any applicable state and federal laws, including securities laws and regulations; and,

(vi) assure that the Company will not be classified as a publicly traded partnership pursuant to Regulation Section 1.7704-1 (for purposes of this Section 10.4(a)(vi), the Company shall only recognize Transfers if (x) the sum of the percentage interests in Company capital or profits transferred during the Calendar Year do not exceed two percent (2%) of the total interests in the Company's capital or profits or (y) the Transfers are otherwise within one or more of the "secondary-market safe harbors" under Regulation Section 1.7704-1.

(b) Any sale or gift of an Ownership Interest and admission of a Member in compliance with this ARTICLE 10 shall be deemed effective as of the last day of the calendar month in which the remaining Members' consent thereto was given or, if no such consent was required pursuant to Section 10.3, then on such date that the successor in interest complies with Section 10.4(a). The Transferring Equity Owner hereby indemnifies the Company and the remaining Members against any and all loss, damage, or expense (including, without limitation, tax liabilities or loss of tax benefits) arising directly or indirectly as a result of any transfer or purported transfer in violation of this ARTICLE 10.

Section 10.5 Gifts of Ownership Interests. A Gifting Equity Owner may gift all or any portion of its Ownership Interest (without regard to Section 10.2(i) and Section 10.2(b); provided, however, that the successor-in-interest ("donee")complies with Section 10.4(a) and further provided that the donee is either the Gifting Equity Owner's spouse, former spouse, lineal descendant (including adopted children) or to an Entity in which day-to-day voting control is directly or indirectly held by one or more of the Gifting Equity Owner, or the Gifting Equity Owner's spouse, former spouse, or lineal descendant (including adopted children).

ARTICLE 11
ISSUANCE OF MEMBERSHIP INTERESTS

Section 11.1 Issuance of Additional Membership Interests to New Members. From the date of the formation of the Company, any Person acceptable to the Managers may become a Member in the Company by the issuance by the Company of Membership Interests for such consideration as the Managers shall determine, subject to the terms and conditions of this Agreement.

Section 11.2 Issuance of Additional Membership Interests to Existing Members. From the date of the formation of the Company, the Company may issue additional Membership Interests to one or more existing Members for such consideration as the Managers shall determine, subject to the terms and conditions of this Agreement.

Section 11.3 Part Year Allocations With Respect to New Members. No new Members enrolled after December 31, 2005 shall be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company. In accordance with the provisions of Section 706(d) of the Code and the Regulations promulgated thereunder, the Managers may, at his or their option, at the time a Member is admitted, close the Company books (as though the Company's Calendar Year had ended) or make *pro rata* allocations of loss, income and expense deductions to a new Equity Owner for that portion of the Company's Calendar Year in which an Equity Owner became an Equity Owner.

ARTICLE 12
DISSOLUTION AND TERMINATION

Section 12.1 Dissolution.

(a) The Company shall be dissolved only upon the occurrence of any of the following events:

(i) by the written agreement of Members holding a Two-Thirds Interest;

(ii) by an order of a court of competent jurisdiction in an action commenced by any Member in which the Member can show that:

(1) The Members are deadlocked in the management of the Company's affairs, and irreparable injury to the corporation is threatened or being suffered, or the business and affairs of the corporation can no longer be conducted, because of the deadlock;

(2) The Mangers or other Members in control of the Company have acted, are acting, or will act in a manner that is illegal, oppressive, or fraudulent;

(3) There have been repeated, material breaches of the Agreement by the Company or by other Members or Managers;

(4) The corporate assets are being misapplied or wasted, or

(5) Upon the expiration of the term, if any, specified in Section 2.5 of this Agreement.

(6) Notwithstanding anything to the contrary in the Act, the Company shall not be dissolved upon the death, retirement, resignation, expulsion, bankruptcy or dissolution of an Equity Owner.

(b) As soon as possible following the occurrence of any of the events specified in Section 12.1(a) effecting the dissolution of the Company, the appropriate representative of the Company shall execute all documents required by the Act at the time of dissolution and file or record such statements with the appropriate officials.

Section 12.2 Effect of Dissolution. Upon dissolution, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business, but its separate existence shall continue until winding up and Distribution is completed.

Section 12.3 Winding Up, Liquidation and Distribution of Assets.

(a) Upon dissolution, an accounting shall be made by the Company's independent accountants of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution. The Managers shall immediately proceed to wind up the affairs of the Company.

(b) If the Company is dissolved and its affairs are to be wound up, the Managers shall

(i) Sell or otherwise liquidate all of the Company's assets as promptly as practicable (except to the extent that the Managers may determine to Distribute in kind any assets to the Equity Owners)

(ii) Allocate any Profit or Loss resulting from such sales to the Equity Owners' Capital Accounts in accordance with ARTICLE 9 hereof;

(iii) Discharge all liabilities of the Company, including liabilities to Equity Owners who are also creditors, to the extent otherwise permitted by law, other than liabilities to Equity Owners for Distributions and the return of capital, and establish such Reserves as may be reasonably necessary to provide for contingent liabilities of the Company (for purposes of determining the Capital Accounts of the Equity Owners, the amounts of such Reserves shall be deemed to be an expense of the Company);

(iv) Distribute the remaining assets to the Equity Owners in accordance with their positive Capital Account balances, as follows:

(1) The positive balance (if any) of each Equity Owner's Capital Account (as determined after taking into account all Capital Account adjustments for the Company's Calendar Year during which the liquidation occurs) shall be Distributed to each Equity Owner, either in cash or in kind, as determined by the Managers, with any assets Distributed in kind being valued for this purpose at their fair market value. Any such Distributions to the Equity Owners in respect of their Capital Accounts shall be made in accordance with the time requirements set forth in Section 1.704-1(b)(2)(ii)(b)(2) of the Regulations.

(2) If any assets of the Company are to be distributed in kind, the net fair market value of such assets as of the date of dissolution shall be determined by independent appraisal or by

agreement of the Members. Such assets shall be deemed to have been sold as of the date of dissolution for their fair market value, and the Capital Accounts of the Equity Owners shall be adjusted pursuant to the provisions of ARTICLE 9 and Section 8.3 of this Agreement to reflect such deemed sale.

It is intended that the amount to be Distributed to each Equity Owner under this Section 12.3(b)(iv) (the "Liquidating Distribution") will equal the amount each Equity Owner would receive if liquidation proceeds were instead Distributed in accordance with the provisions set forth in Section 9.4 (the "Targeted Distribution Amounts"). Notwithstanding any provision of this Agreement to the contrary, if an Equity Owner's ending Capital Accounting balance immediately before the Liquidating Distribution would otherwise be less than the balance required to ensure that the Equity Owner receives his or her Targeted Distribution Amount, then, for the Calendar Year of liquidation and dissolution and, to the extent amended tax returns can be filed, for prior Calendar Years of the Company (if necessary), the Equity Owner shall be specially allocated items of income or gain for the current or prior years, and items of loss or deduction for the current or prior years shall be specially allocated to the other Equity Owners, until Profits or Losses for the year of liquidation and dissolution of the Company can be allocated so as to cause the Equity Owner's Liquidating Distribution to equal (or approximate as closely as possible) his or her Targeted Distribution Amount.

(c) Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Regulations, if any Equity Owner has a Deficit Capital Account (after giving effect to all contributions, Distributions, allocations and other Capital Account adjustments for all Calendar Years, including the year during which such liquidation occurs), such Equity Owner shall have no obligation to make any Capital Contribution, and the negative balance of such Member's Capital Account shall not be considered a debt owed by such Equity Owner to the Company or to any other Person for any purpose whatsoever.

(d) Upon completion of the winding up, liquidation and Distribution of the assets, the Company shall be deemed terminated.

(e) The Managers shall comply with any applicable requirements of applicable law pertaining to the winding up of the affairs of the Company and the final Distribution of its assets.

Section 12.4 Filing or Recording Statements. Upon the conclusion of winding up, the appropriate representative of the Company shall execute all documents required by the Act at the time of completion of winding up and file or record such statements with the appropriate officials.

Section 12.5 Return of Contribution Nonrecourse to Other Equity Owners. Except as provided by law or as expressly provided in this Agreement, upon dissolution, each Equity Owner shall look solely to the assets of the Company for the return of its Capital Contribution. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the cash contribution of one or more Equity Owners, such Equity Owners shall have no recourse against any other Equity Owner.

ARTICLE 13
[RESERVED]

ARTICLE 14
MISCELLANEOUS PROVISIONS

Section 14.1 Notices. Any notice, demand, or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been sufficiently given or served if sent by telecopy or facsimile transmission, delivered by messenger or overnight courier, or mailed, certified first class mail, postage prepaid, return receipt requested, and addressed or sent to the Equity Owner's and/or Company's address, as set forth on Exhibit 8. Such notice shall be effective, (a) if delivered by messenger or by overnight courier, upon actual receipt (or if the date of actual receipt is not a business day, upon the next business day); (b) if sent by telecopy or facsimile transmission, upon confirmation of receipt (or if the date of such confirmation of receipt is not a business day, upon the next business day); or (c) if mailed, upon the earlier of three (3) business days after deposit in the mail and the delivery as shown by return receipt therefor. Any Equity Owner or the Company may change its address by giving notice in writing to the Company and the other Equity Owners of its new address.

Section 14.2 Books of Account and Records. Proper and complete records and books of account shall be kept or shall be caused to be kept by the Managers, in which shall be entered fully and accurately all transactions and other matters relating to the Company's business in such detail and completeness as is customary and usual for businesses of the type engaged in by the Company. Such books and records shall be maintained as provided in Section 9.10. The books and records shall at all times be maintained at the principal executive office of the Company and shall be open to the reasonable inspection and examination of the Equity Owners or their duly authorized representatives during reasonable business hours.

Section 14.3 Application of State Law. This Agreement, and the application and interpretation hereof, shall be governed exclusively by its terms and by the laws of the State, and specifically the Act.

Section 14.4 [Reserved].

Section 14.5 Amendments. This Agreement may be amended only with the written agreement of Members holding a Two-Thirds Interest of both the Class A and Class B Membership Interests. No amendment which has been agreed to in accordance with the preceding sentence shall be effective to the extent that such amendment has a Material Adverse Affect upon one or more Equity Owners who did not agree in writing to such amendment. For purposes of the preceding sentence, "Material Adverse Effect" shall mean any modification of the relative rights to Distributions by the Company (including allocations of Profits and Losses which are reflected in the Capital Accounts). Without limiting the generality of the foregoing: an amendment which has a proportionate effect on all Equity Owners (or in the case of a redemption of Ownership Interests or issuance of additional Ownership Interests, an amendment which has a proportionate effect on all Equity Owners immediately after such redemption or issuance) with respect to their rights to Distributions shall be deemed to not have a Material Adverse Affect on Equity Owners who do not agree in writing to such amendment. Notwithstanding the foregoing provisions of this Section 14.5, no amendment shall be made to a provision herein which requires the vote, approval or consent of the Members holding more than a Two-Thirds Interest, unless Members holding such greater Voting Interests approve of such amendment.

Section 14.6 Execution of Additional Instruments. Each Equity Owner hereby agrees to execute such other and further statements of interest and holdings, designations, powers of attorney and other instruments necessary to comply with any laws, rules or regulations.

Section 14.7 Construction. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

Section 14.8 Effect of Inconsistencies with the Act. It is the express intention of the Equity Owners and the Company that this Agreement shall be the sole source of agreement among them, and, except to the extent that a provision of this Agreement expressly incorporates federal income tax rules by reference to sections of the Code or Regulations or is expressly prohibited or ineffective under the Act, this Agreement shall govern, even when inconsistent with, or different than, the provisions of the Act or any other law or rule. In the event that the Act is subsequently amended or interpreted in such a way to make valid any provision of this Agreement that was formerly invalid, such provision shall be considered to be valid from the effective date of such interpretation or amendment. The Members and the Company hereby agree that the duties and obligations imposed on the Members as such shall be those set forth in this Agreement, which is intended to govern the relationship among the Company and the Equity Owners, notwithstanding any provision of the Act or common law to the contrary.

Section 14.9 Waivers. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

Section 14.10 Rights and Remedies Cumulative. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

Section 14.11 Attorneys' Fees. Should the Company or any party to this Agreement reasonably retain counsel for the purpose of enforcing or preventing breach of any provision of this Agreement, including but not limited to instituting any action or proceeding to enforce any provision of this Agreement, for damages by reasons of any alleged breach of any provision of this Agreement, for damages by reason of any alleged breach of any provision of this Agreement, for a declaration of such party's rights or obligations under this Agreement or for any other judicial remedy, then, if the matter settled by judicial determination or arbitration, the prevailing party (whether at trial, on appeal, or arbitration) shall be entitled, in addition to such other relief as may be granted, to be reimbursed by the losing party for all costs and expenses incurred, including, but not limited to, reasonable attorneys' fees and costs for services rendered to the prevailing party.

Section 14.12 Severability. If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law. Without limiting the generality of the foregoing sentence, to the extent that any provision of this Agreement is prohibited or ineffective under the Act or common law, this Agreement shall be considered amended to the smallest degree possible in order to make the Agreement effective under the Act or common law.

Section 14.13 Heirs, Successors and Assigns. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and assigns.

Section 14.14 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.

Section 14.15 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

Section 14.16 [Reserved]. The parties hereto intend that the Rule Against Perpetuities (and any similar rule of law) not be applicable to any provisions of this Agreement. However, notwithstanding anything to the contrary in this Agreement, if any provision in this Agreement would be invalid or unenforceable because of the Rule Against Perpetuities or any similar rule of law but for this Section 14.16, the parties hereto hereby agree that any future interest which is created pursuant to said provision shall cease if it is not vested within twenty-one (21) years after the death of the survivor of the group composed of the undersigned individuals and their issue who are living on the effective date of this Agreement.

Section 14.17 Power of Attorney. Each Equity Owner hereby irrevocably makes, constitutes and appoints the Managers, with full power of substitution, so long as such Managers are acting in such a capacity (and any successor Manager thereof so long as such Manager is acting in such capacity), its true and lawful attorney, in such Equity Owner's name, place and stead (it is expressly understood and intended that the grant of such power of attorney is coupled with an interest) to make, execute, sign, acknowledge, swear and file with respect to the Company:

(a) all amendments of this Agreement adopted in accordance with the terms hereof;

(b) all documents which the Managers deem necessary or desirable to effect the dissolution and termination of the Company;

(c) all such other instruments, documents and certificates which may from time to time be required by the laws of the State or any other jurisdiction in which the Company shall determine to do business, or any political subdivision or agency thereof, to effectuate, implement, continue and defend the valid existence of the Company or to comply with applicable securities laws; and

(d) all instruments, documents and certificates which the Managers deem necessary or desirable in connection with a Reorganization which has been authorized in accordance with the terms of this Agreement.

This power of attorney shall not be affected by and shall survive the bankruptcy, insolvency, death, incompetency, or dissolution of an Equity Owner and shall survive the delivery of any assignment by the Equity Owner of the whole or any portion of its Ownership Interest. Each Equity Owner hereby releases each Manager from any liability or claim in connection with the exercise of the authority granted pursuant to this power of attorney, and in connection with any other action taken by such Manager pursuant to which such Manager purports to act as the attorney-in-fact for one or more Equity Owners, if the Manager believed in good faith that such action taken was consistent with the authority granted to it pursuant to this Section 14.17.

Section 14.18 JURY TRIAL. MEMBER HEREBY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, OR RELATED TO, THE SUBJECT MATTER OF THIS AGREEMENT. THIS WAIVER IS KNOWINGLY, INTENTIONALLY, AND VOLUNTARILY MADE BY MEMBER, AND MEMBER ACKNOWLEDGES THAT THE COMPANY HAS NOT MADE ANY REPRESENTATIONS OF FACT TO INDUCE THIS WAIVER OF TRIAL BY JURY OR IN ANY WAY TO MODIFY OR NULLIFY ITS EFFECT. MEMBER FURTHER ACKNOWLEDGES THAT MEMBER HAS BEEN REPRESENTED (OR HAS HAD THE OPPORTUNITY TO BE REPRESENTED) IN THE SIGNING OF THIS AGREEMENT

AND IN THE MAKING OF ALL WAIVERS THAT MAY BE CONTAINED HEREIN BY INDEPENDENT LEGAL COUNSEL, SELECTED BY MEMBER, AND THAT MEMBER HAS HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL.

Section 14.19 Arbitration. In the event a dispute arises as to the proper interpretation or application of any of the terms and provisions of this Agreement which the parties are unable to resolve after thirty (30) days, the parties agree to submit the matter in dispute to arbitration in accordance with the rules of the American Arbitration Association then in effect, and further agree that judgment on the arbitration award may be entered in any court of competent jurisdiction.

CERTIFICATE

The undersigned hereby agree, acknowledge and certify that the foregoing Agreement, constitutes the Agreement of Bayhorse Petroleum, LLC adopted by the Equity Owners as of April 6, 2005.

Bayhorse Petroleum, LLC, a Utah limited liability company

By:______________________________

Its:______________________________

CLASS A MEMBERS:

____

____

____

____

CLASS B MEMBERS:

VAUGHN HOLDINGS, LLC

____
Rodney Vaughn, Manager

____
Jeffrey Vaughn

MANIKOWSKI HOLDINGS, LLC

____
Larry Manikowski, Manager

____

EXHIBIT 8

CLASS A MEMBERS:

INVESTOR	AMOUNT INVESTED	SHARING RATIO

CLASS B MEMBERS:

INVESTOR	AMOUNT INVESTED	SHARING RATIO
Vaughn Holdings, LLC	Services	50%
Jeffrey Vaughn	Services	8.33%
Manikowski Holdings, LLC	$200 plus Services	41.67%

EXHIBIT 4

SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT

Bayhorse Petroleum, LLC
2558 E. Portsmouth Avenue
Salt Lake City, Utah 84121-5627

Dear Sirs:

____________________ ("Subscriber") hereby subscribes for the purchase of Membership Interests in Bayhorse Petroleum, LLC, a Utah limited liability company (the "Company"), for a total purchase price of ______________ dollars ($_________) payable in cash with this Subscription Agreement. The term "Membership Interests" is defined in the Company's Regulation A Offering Statement on SEC Form 1-A (the "Offering Statement"). The cash amounts accompanying this Subscription Agreement are being paid by a cashier's or certified check or by wire transfer into the Company's account(s).

Subscriber understands that this Subscription Agreement is not effective until Company accepts it.

In addition, the Company and Subscriber agree as follows:

1. ***Irrevocable***. This Subscription Agreement is irrevocable and may not be withdrawn.

2. ***Acceptance***. This Subscription Agreement is not effective until accepted by the Company and may be rejected at the sole discretion of the Company. If not accepted by the Company within ten (10) days from the date hereof, this Subscription Agreement shall be deemed rejected and the Company shall promptly return to Subscriber, at the address stated below, all funds relating to this Subscription Agreement without interest. Upon acceptance by the Company, this Subscription Agreement shall constitute a legal and binding obligation on both Subscriber's part and the part of the Company.

3. ***Issuance of Interest; Forfeiture for Non-Payment***. Upon acceptance of this Subscription Agreement for the Membership Interests, the Company shall issue on its books to Subscriber the Membership Interests being purchased under this Subscription Agreement.

4. ***Representations of Subscriber***. Subscriber represents, warrants and covenants to the Company as follows:

a. Subscriber hereby acknowledges receipt of a copy of the Offering Statement relating to the offering of up to $2,900,000 of Membership Interests of the Company.

b. Subscriber has carefully read the Offering Statement and fully understands all matters set forth therein and in this Subscription Agreement.

c. Subscriber had and continues to have an opportunity (i) to question, and to receive information from the Managers of the Company, concerning the offering of Membership Interests and concerning the Company and (ii) to obtain any and all additional information necessary to verify the accuracy of the information contained in the Offering Statement (and any amendments, supplements, or appendices thereto), or any other supplemental information which Subscriber deems relevant to making an informed investment decision as to participation in the offering, provided that the Company possesses such information or can acquire it without unreasonable effort or expense.

d. Subscriber is purchasing the Membership Interests for Subscriber's own account, for investment and with no view to the resale or distribution thereof.

e. Subscriber understands that any transfer or other disposition of the Membership Interests is subject to restrictions set forth in the Operating Agreement of the Company. Any certificates or other documents which may be issued representing the Membership Interests may be endorsed with a legend concerning these transfer restrictions.

f. Subscriber understands that, as provided in the Operating Agreement of the Company, Subscriber may not take any action which would have the effect of converting the tax status of the Company from its treatment as a partnership.

g. The representations, warranties and covenants herein contained are made and given by Subscriber to induce the Company to sell and issue the Membership Interests to Subscriber, and each representation, warranty and covenant constitutes a material portion of the consideration therefor.

5. ***Operating Agreement***. Concurrently with the execution of this Subscription Agreement, Subscriber is signing and providing to the Company a signature page by which Subscriber will become a party to the Operating Agreement of the Company as currently in effect.

6. ***No Assignment; Amendments; Governing Law***. Rights and duties under this Subscription Agreement may not be assigned or delegated. This Subscription Agreement may only be modified with the written consent of the Company. It shall be governed by and interpreted in accordance with the laws of the State of Utah.

Date:__________________

____
Signature of Individual Subscriber

____
Name of Subscriber if an entity

By:______________________________
(signature)
Name:______________________________
Title:______________________________

SUBSCRIBER:

____
Subscriber Name (Please Print)

____
Subscriber Address

____
City State Zip

ACCEPTED as to $________ of
Membership Interests

BAYHORSE PETROLEUM, LLC

By: ______________________________
Larry F. Manikowski, Manager

Date: ______________________________

____
Subscriber Telephone No.

____
Subscriber Social Security No.

____
Subscriber Taxpayer Identification Number

3366723_4.DOC

EXHIBIT 10(b)

CONSENT OF
HOLLAND & HART LLP
(included in Exhibit 11)

EXHIBIT 11

OPINION OF
HOLLAND & HART LLP

HOLLAND&HART LLP 

THE LAW OUT WEST

December 19, 2005

Bayhorse Petroleum, LLC
2558 E. Portsmouth Avenue
Salt Lake City, Utah 84121-5627

Ladies and Gentlemen:

You have requested our opinion with respect to certain matters in connection with the filing by Bayhorse Petroleum, LLC (the "Company") of an Offering Statement on Form 1-A (the "Offering Statement") with the United States Securities and Exchange Commission to qualify the offering of up to $2,900,000 of limited liability company membership interests (the "Interests").

In connection with this opinion, we have examined the Offering Statement and related Offering Circular, the Company's Articles of Organization and Operating Agreement, as amended to date, and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.

We have reviewed all applicable Utah Constitutional and statutory provisions under Utah law, and all reported judicial decisions interpreting these provisions in rendering this opinion.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Interests when issued will be validly issued, fully paid and nonassessable under Utah law.

We consent to the filing of this opinion as an exhibit to the Offering Statement.

Sincerely,

Holland & Hart LLP

3397803_3.DOC

Holland & Hart LLP
Phone [801] 595-7800 Fax [801] 364-9124 www.hollandhart.com
60 East South Temple Suite 2000 Salt Lake City, UT 84111
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